Form 10-K, Exhibit 13
period 1996-12-31
LACROSSE FOOTWEAR INC
filed 1997-03-28
CIK 919443

EXHIBIT (13)


                [Pages 12-28 of 1996 Annual Report to Shareholders]

   [Page 12]

   Five Year Summary of Selected Financial Data

   Selected Income Statement Data

   In Thousands - Year Ended
   December 31                    1996         1995          1994            1993          1992

   Net sales                   $121,997      $98,571      $108,319         $82,422       $68,831
   Operating income              10,088        6,662        11,230           7,250         5,771
   Net income                     5,386        3,328         6,152           3,700         2,707

   Selected Balance Sheet Data

   In Thousands - Year Ended
   December 31                     1996         1995          1994            1993          1992

   Working capital             $ 46,811      $34,537      $ 35,382         $26,725       $26,099
   Total assets                  92,286       74,862        74,822          46,488        37,849
   Long-term obligations         16,002        4,893         7,340          10,751        12,693
   Redeemable preferred
     stock                            -        1,957         1,957           1,957         1,957
   Shareholders' equity          55,936       51,322        49,154          19,658        15,953


   Selected Share Data

   Year Ended December 31          1996         1995          1994            1993          1992

   Net income per share        $    .80      $   .48      $    .98          $  .76        $  .53
   Dividends per share         $    .11      $   .09      $    .09          $  .08        $  .07

   Shares used in per
     share calculation (000)      6,674        6,680         6,158           4,694         4,979


   [Pages 13-16]

   Management's Discussion and Analysis of
   Financial Condition and Results of Operations

   Overview

          Net sales generated during the last five months of the year can account for over 55% of the Company's net sales and have a significant impact on the Company's results of operations. Because consumers generally purchase a large percentage of the Company's products from September through January, retail dealers generally want delivery of products from June through October for advance orders and from October through December for restocking (or "fill-in") orders. Generally, mild or dry weather during the late fall and early winter has a negative impact on the Company's net sales for the current year, while cold or wet weather during such time has a favorable impact. Further, weather conditions in one season can affect future net sales, particularly where weather contributes to high or low dealer inventory levels at the season's end.
   To satisfy demands for its products and to provide for uniform production levels, the Company generally manufactures its footwear products year-round. To assist in production scheduling, the Company's sales force calls on retail dealers from January to June to present the product line, review inventory levels and prepare an advance order. The Company offers price discounts for orders placed prior to July, although advance orders may be canceled at any time. To attempt to balance the flow of shipments and the need for warehouse space, the Company offers extended terms on receivables relating to advance orders to induce retail dealers to allow some shipments of seasonal products prior to the peak shipment period.
   The advance order terms provide for payment by December 1 (January 1 in the case of Southern dealers). Because of seasonal fluctuations, inventory levels are highest at mid-year and accounts receivable levels are highest during the fourth quarter.

          Each year, the Company introduces a number of new products. A new product, if successful, often generates growing amounts of net sales during the first three to five years.

          In some cases, net sales of new products will help to offset adverse factors, such as mild or dry weather or adverse economic conditions. In addition, the Company's Rainfair, Inc. subsidiary, which is primarily in the rainwear business, provides products which react differently to the weather elements than the footwear business.

          In May 1996, a Company subsidiary, which is 50% owned by the Company, purchased the assets of Rainfair, Inc. and then was renamed Rainfair, Inc. (Rainfair). Rainfair designs, manufacturers and distributes rainwear, protective clothing and boots. If the acquisition had occurred on January 1, 1996, net sales and net income reported by the Company would have been $128.1 million and $5.5 million, respectively.

          In May 1996, the Company also acquired certain of the operating assets and trademarks of Red Ball, Inc. (Red Ball). The Company accounted for this transaction as a purchase of assets rather than the acquisition of a business since there is limited continuity of the sale of Red Ball products, no facility leases were assumed and there is no continuity of the Red Ball cost structure. During 1996, Red Ball products added $.5 million and $3.0 million to the Company's net sales for the third and fourth quarters, respectively.

          The Company does not anticipate the future seasonality of sales will be significantly impacted by the net sales of Rainfair and Red Ball.

   Results of Operations

   The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Income and the percentage change from year to year.


                                          Percentage of Net Sales            Percentage of Increase
                                                                                   (Decrease)
   Year Ended December 31           1996           1995           1994        1996 vs. 1995   1995 vs. 1994

   Net sales                       100.0%         100.0%         100.0%            24%             (9)%
   Cost of goods sold               72.3           73.1           71.4             22              (7)
   Gross profit                     27.7           26.9           28.6             27             (14)
   Selling and
     administrative expenses       (19.4)         (20.2)         (18.2)            19               1
   Operating income                  8.3            6.7           10.4             51             (41)
   Interest expense                 (1.4)          (1.5)          (1.4)            15              (5)
   Other income                       .3             .3             .3             36             (19)
   Income before income taxes        7.2            5.5            9.3             60             (45)
   Income taxes                     (2.8)          (2.1)          (3.6)            61             (45)
   Net income                        4.4%           3.4%           5.7%            62%            (46)%


   Year Ended December 31, 1996 Compared to
   Year Ended December 31, 1995

   Net Sales. Net sales in 1996 increased $23.4 million, or 24.0%, to $122.0 million from $98.6 million in 1995. The increase in net sales was largely attributable to the May 1996 acquisitions of Rainfair and certain assets of Red Ball. These acquisitions added $11.1 million and $3.5 million, respectively, of net sales in 1996. Net sales of LaCrosse products increased $7.3 million in 1996 as compared to 1995, as a result of a $4.7 million increase in sales through the retail channel of distribution due to (i) more favorable weather conditions, (ii) an improved retail climate and (iii) new product offerings, and a $3.0 million improvement in sales through the industrial channel of distribution, mainly as a result of new products. Danner product sales increased $1.5 million in 1996 compared to 1995 resulting mainly from the introduction of the Dri-Foot boot series.

   Gross Profit. Gross profit as a percentage of net sales increased to 27.7% in 1996 from 26.9% in 1995. Gross profit margins as a percentage of net sales on LaCrosse products were up 1.5%, primarily the result of a $.4 million reduction in the LIFO reserve, more favorable pricing on key raw materials and improved productivity at the La Crosse, Wisconsin factory. This was partially offset by the lower margin rainwear business and lower margins on Red Ball brand sales, which were impacted by start-up inefficiencies.

   Selling and Administrative Expenses.

   Selling and administrative expenses increased $3.8 million, or 19%, in 1996 as compared to 1995, primarily resulting from the acquisitions of Rainfair and Red Ball, which added $.6 million and $2.2 million, respectively, to operating expenses in 1996. As a percent of net sales, operating expenses decreased from 20.2% of net sales in 1995 to 19.4% of net sales in 1996. The ability to leverage the LaCrosse operating expenses across a greater sales base was the primary reason for the reduction in operating expenses as a percent of net sales. This allowed for a planned increase in advertising expenses.

   Interest Expense. Interest expense increased $223,000, or 15%, in 1996 as compared to 1995. The increase was the result of a $12.5 million increase in long-term debt to finance the Rainfair acquisition and the purchase of Red Ball assets, which was partially offset by lower short-term borrowings resulting from the reduced inventory levels of LaCrosse products during the year.

   Income Tax Expense. The Company's effective income tax rate in 1996 was 39.2%, the same as the 1995 income tax rate.

   Year Ended December 31, 1995 Compared to
   Year Ended December 31, 1994

   Net Sales. Net sales in 1995 decreased $9.7 million, or 9%, to $98.6 million from $108.3 million in 1994 despite a $2.9 million increase in reported sales of Danner products due to including Danner results for the entire year of 1995. The decrease in net sales was primarily due to the mild winter weather conditions during the 1994/95 winter which reduced the demand for LaCrosse protective footwear and left dealers with carryover inventory. The primary products affected were rubber or vinyl bottom/leather top cold weather boots. Net sales under government contracts were down $2.4 million, as a result of the completion of a government contract in 1994.

   Gross Profit.   Gross profit as a percentage of net sales decreased to
   26.9% in 1995 from 28.6% in 1994. Margins on LaCrosse products were down primarily as a result of lower production levels and increases in raw material costs (primarily crude rubber) in excess of plan. Margins on Danner products were down due to lower than planned production levels and start-up costs associated with new products.

   Selling and Administrative Expenses.

   Selling and administrative expenses increased $.2 million, or 1%, in 1995 as compared to 1994, primarily due to a $900,000 increase in expenses reported for Danner in 1995 as compared to 1994 when expenses were included from the date of acquisition, March 14, 1994. This increase was partially offset by a $493,000 reduction in phantom stock compensation, primarily due to the lower level of profitability in 1995 as compared to 1994. As a percent of net sales, operating expenses increased from 18.2% in 1994 to 20.2% in 1995 primarily due to the reduced sales volume of LaCrosse products coupled with an additional $300,000 of planned marketing and advertising expense in support of our dealers.

   Interest Expense.   Interest expense decreased $72,000, or 5% in 1995 as
   compared to 1994. The decrease was primarily the result of lower short-term interest rates.

   Income Tax Expense.   The Company's effective income tax rate in 1995
   increased to 39.2% from 38.7% in 1994 primarily due to a slight increase in non-deductible expenses and a higher effective state income tax rate.

   Liquidity and Capital Resources

          The Company has historically financed its operations with cash generated from operations, long-term lending arrangements and short-term borrowings under its line of credit. The Company requires working capital primarily to support fluctuating accounts receivable and inventory levels caused by the Company's seasonal business cycle. The Company's working capital needs are lowest in the first quarter and highest in the third quarter. The Company invests excess cash balances in short-term investment grade securities or money market investments.

          In May 1996, the Company invested $10.9 million in Rainfair. Of this investment, approximately $8.0 million was for a secured loan to the subsidiary to support working capital requirements, consistent with the Company's intention to fund the working capital requirements of Rainfair through intercompany loans. It is not anticipated that these loans will increase substantially during the next two years. Rainfair is a designer, light manufacturer and distributor of industrial and consumer rainwear, protective clothing and boots.

          In May 1996, the Company also acquired certain of the operating assets and trademarks of Red Ball for approximately $5.5 million, including $.3 million paid for equipment leased from a third party and $.5 million for relocation costs. Red Ball was a designer, manufacturer and distributor of waders, pac boots and children's footwear.

          In May 1996, the Company renegotiated its unsecured credit agreement with Firstar Bank Milwaukee, N.A. as the lead bank. Under the terms of the revised agreement, the maximum amount of borrowings were increased to $62.5 million, including a $12.5 million term loan, from the previous maximum level of $30.0 million. The $12.5 million term loan, which is outstanding at December 31, 1996, was primarily used to fund the investment in Rainfair and the acquisition of assets of Red Ball. The term loan requires quarterly payments of $.4 million commencing in March 1998.

          Cash generated by operations amounted to $9.7 million in 1996, an increase from the $5.7 million and $1.6 million generated in 1995 and 1994, respectively. The improved operating cash flow in 1996 is primarily attributable to a $2.0 million increase in net income and a $2.1 million reduction in inventories (excluding the effect of the Rainfair inventories purchased). The inventory reduction was the result of improved production planning and accurate sales forecasts. The improvement in inventory levels was achieved despite adding over $3.0 million of inventory to support the Red Ball brand. Due to sales growth anticipated in 1997, further inventory reductions are not anticipated. A $2.1 million increase in accounts receivable, due to the increased fourth quarter sales volume, was largely offset by an increase in accrued expenses and depreciation.

          Net cash used in investing activities during 1996 was $14.2 million, up significantly from $3.8 million in 1995. The Rainfair acquisition and the purchase of the Red Ball trademarks, coupled with $3.1 million of capital spending, accounted for the spending during 1996. The $3.1 million of capital spending was $.7 million below the 1995 level, however, it is anticipated 1997 capital spending will increase above the $4.0 million level.

          Net cash provided by financing activities amounted to $8.1 million during 1996. The $12.5 million of long-term debt incurred to finance the Rainfair and Red Ball acquisitions was partially offset by a $1.7 million principal payment on long-term debt and the repurchase of 100% of the outstanding preferred stock for $2.0 million. In addition, the Company paid cash dividends of $668,000, including $68,000 on the preferred stock, during 1996.

          The March 1994 acquisition agreement for the purchase of the assets of Danner Shoe Manufacturing, Co. provides that in the event the cash and aggregate market value of the Company's common stock (valued as of March 1, 1999) delivered in the Danner acquisition is less than $18.0 million, the Company will be obligated to make an additional cash payment equal to the difference. To the extent the aggregate market value of the 277,778 shares of the Company's common stock delivered as part of the purchase agreement equals or exceeds $4.5 million at or prior to March 1, 1999, the Company's obligation to make such payment can be reduced or eliminated. This obligation can be reduced or eliminated by the sale of those shares by the former Danner shareholders under a Company-filed registration statement or under Rule 144 promulgated under the Securities Act of 1933, as amended, prior to March 31, 1999.

          The Company's debt to total capital ratio was 24.2% at December 31, 1996, 11.5% at December 31, 1995 and 15.6% at December 31, 1994.

          Currently available funds, including the line of credit, together with the anticipated cash flows generated from future operations, are believed to be adequate to cover the Company's anticipated capital and working capital needs for 1997 and 1998.

          From time to time, the Company evaluates acquisitions of businesses or product lines that could complement the Company's business, such as the Rainfair acquisition. The Company has no present understandings, commitments or agreements with respect to any acquisition. However, if the Company makes significant future acquisitions, it may be required to raise funds through additional bank financing or the issuance of debt or equity securities.

   [Pages 17-27]

   Consolidated Balance Sheets
   December 31, 1996 and 1995
                                                            (In Thousands)
   Assets                                                   1996       1995
   Current Assets
        Cash and cash equivalents                        $ 6,716    $ 3,036
        Trade accounts receivable,
          less allowances of $1.5 and $.8 million         20,705     15,563
        Inventories (Note 3)                              31,549     26,007
        Prepaid expenses and deferred tax assets
          (Note 4)                                         4,016      3,281
                                                         -------    -------
              Total current assets                        62,986     47,887
                                                         -------    -------
   Property and Equipment
        Land and land improvements and buildings           6,501      5,818
        Machinery and equipment                           23,391     20,994
                                                        --------    -------
                                                          29,892     26,812
        Less accumulated depreciation                     17,262     14,964
                                                        --------    -------
                                                          12,630     11,848
                                                        --------    -------
   Other Assets
        Goodwill, net of amortization of $1.4 and
          $.9 million                                     13,823     13,653
        Deferred tax and other assets (Note 4)             2,847      1,474
                                                         -------    -------
                                                          16,670     15,127
                                                         -------    -------
                                                         $92,286    $74,862
                                                         =======    =======

   Liabilities and Common Shareholders' Equity
   Current Liabilities
        Current maturities of long-term obligations
          (Note 5)                                       $ 1,851    $ 1,761
        Accounts payable                                   5,755      4,812
        Accrued expenses (Note 7)                          8,569      6,777
                                                         -------    -------
            Total current liabilities                     16,175     13,350
                                                         -------    -------

   Long-Term Obligations (Note 5)                         16,002      4,893
   Compensation and Benefits (Note 9)                      2,980      3,340
                                                         -------    -------
            Total liabilities                             35,157     21,583
                                                         -------    -------
   Commitments and Contingencies
        (Notes 6, 8, 9 and 10)
   Minority Interest in Subsidiary                         1,193          -
   Redeemable Preferred Stock, at redemption price             -      1,957
   Common Shareholders' Equity
        Common stock, par value $.01 per share;
          authorized 50,000,000 shares;
          issued and outstanding, 6,667,627 shares,
          respectively (Notes 8 and 10)                       67         67
        Additional paid-in capital                        27,579     27,579
        Retained earnings (Note 5)                        28,733     24,119
        Less cost of 50,000 shares of treasury stock        (443)      (443)
                                                        --------   --------
            Total common shareholders' equity             55,936     51,322
                                                        --------   --------
                                                         $92,286    $74,862
                                                        ========   ========

   See Notes to Consolidated Financial Statements.

   Consolidated Statements of Income
   Years Ended December 31, 1996, 1995 and 1994

                                               (In Thousands,
                                     except for share and per share data)

                                            1996        1995      1994
   Net sales                            $121,997     $98,571  $108,319
   Cost of goods sold                     88,176      72,011    77,386
                                         -------     -------   -------
          Gross profit                    33,821      26,560    30,933
   Selling and administrative expenses    23,733      19,898    19,703
                                         -------     -------   -------
          Operating income                10,088       6,662    11,230
   Non-operating income (expense):
          Interest expense                (1,680)     (1,457)   (1,529)
          Miscellaneous                      361         266       330
                                         -------     -------    ------
                                          (1,319)     (1,191)   (1,199)
                                         -------     -------    ------
          Income before income
          taxes                            8,769       5,471    10,031
   Provision for income taxes (Note 4)     3,440       2,143     3,879
                                         -------     -------    ------
          Net income before minority
          interest                         5,329       3,328     6,152
   Minority interest in net loss
     of subsidiary                            57           -         -
                                         =======     =======   =======
          Net income                    $  5,386     $ 3,328  $  6,152
   Earnings per common and
     common equivalent share                $.80        $.48      $.98
                                         =======     =======   =======
   Weighted average common and
     common equivalent shares
          outstanding                  6,673,539   6,679,545 6,158,175
                                       =========   ========= =========

   See Notes to Consolidated Financial Statements.

    Consolidated Statements of Common Shareholders' Equity
    Years Ended December 31, 1996, 1995 and 1994


                                           (In Thousands, except for share and per share data)
                                                                            Common                        Total
                                          Additional                        Stock                        Common
                                Common      Paid-In      Retained         Acquisition      Treasury   Shareholders'
                                 Stock      Capital      Earnings            Notes         Stock          Equity

   Balance, December 31, 1993      $47       $3,723       $16,078            $(190)           $-       $19,658
      Net income                     -            -         6,152                -             -         6,152
      Issuance of common
         stock, including
         1,725,000 shares
         issued to the public
         at $13 per share,
         net of offering costs      20       23,856             -                -             -        23,876
      Common stock dividends
         ($.09 per share)            -            -          (605)               -             -          (605)
      6% preferred stock
         dividends                   -            -          (117)               -             -          (117)
      Payment received on
         stock subscription note     -            -             -              190             -           190
                                  ----     --------      --------         --------      --------      --------
   Balance, December 31, 1994       67       27,579        21,508                -             -        49,154
      Net income                     -            -         3,328                -             -         3,328
      Common stock dividends
         ($.09 per share)            -            -          (600)               -             -          (600)
      6% preferred stock
         dividends                   -            -          (117)               -             -          (117)
      Purchase of 50,000 shares
         of treasury stock           -            -             -                -          (443)         (443)
                                  ----     --------      --------         --------      --------      --------

   Balance, December 31, 1995       67       27,579        24,119                -          (443)       51,322
      Net income                     -            -         5,386                -             -         5,386
      Common stock dividends
         ($.11 per share)            -            -          (733)               -             -          (733)
      6% preferred stock
         dividends                   -            -           (39)               -             -           (39)
                                  ----     --------      --------         --------      --------      --------

   Balance, December 31, 1996      $67      $27,579       $28,733               $0         $(443)      $55,936
                                  ====     ========      ========         ========      ========      ========

   See Notes to Consolidated Financial Statements.

   Consolidated Statements of Cash Flows
   Years Ended December 31, 1996, 1995 and 1994

                                                    (In Thousands)
                                             1996       1995           1994

   Cash Flows from Operating Activities
    Net income                             $ 5,386     $3,328        $ 6,152
    Adjustments to reconcile net
      income to net cash provided
      by operating activities:
        Depreciation                         2,925      2,523          2,274
        Amortization                           513        484            362
        Other                                  (34)        21             46
        Deferred income taxes                  (62)       (62)          (239)
        Change in assets and
        liabilities, net of
        effects from acquisition
        of Danner Shoe Manufacturing
        Co. and Rainfair, Inc.:
          Trade accounts receivable         (2,145)        93         (1,117)
          Inventories                        2,136       (936)        (4,268)
          Accounts payable                     279        382         (2,492)
          Other                                712       (139)           923
                                           -------    -------        -------
            Net cash provided by
            operating activities             9,710      5,694          1,641

   Cash Flows from Investing Activities
    Acquisition of Rainfair, Inc.,
      net of cash acquired                  (9,597)         -              -
    Purchase of property and equipment      (3,060)    (3,779)        (4,942)
    Purchase of trademarks                  (1,439)         -              -
    Acquisition of Danner Shoe
      Manufacturing Co., net of cash
        acquired                                 -          -        (13,569)
    Other                                      (67)       (13)           (35)
                                           -------    -------        -------
            Net cash (used in) investing
            activities                     (14,163)    (3,792)       (18,546)

   Cash Flows from Financing Activities
    Proceeds from long-term obligations     12,500          -              -
    Principal payments on long-term
      obligations                           (1,742)    (2,444)        (3,457)
    Cash dividends paid                       (668)      (722)          (494)
    Purchase of redeemable preferred
      stock                                 (1,957)         -              -
    Purchase of treasury stock                   -       (443)             -
    Net proceeds from issuance of
      common stock                               -          -         20,265
    Proceeds from common stock acquisition
      notes                                      -          -            190
    Other                                        -          -            (47)
                                           -------    -------        -------
            Net cash provided by
            (used in) financing
            activities                       8,133     (3,609)        16,457
                                           -------    -------        -------

            Increase (decrease) in cash
            and cash equivalents             3,680     (1,707)          (448)

   Cash and cash equivalents:
    Beginning                                3,036      4,743          5,191
                                           -------    -------        -------
    Ending                                 $ 6,716    $ 3,036        $ 4,743
                                           =======    =======        =======
   Supplemental Information
    Cash payments for:
      Interest                             $ 1,594    $ 1,396        $ 1,542
      Income taxes                         $ 2,939    $ 1,762        $ 3,985
   Supplemental Schedule of Noncash
    Investing Activity
      Issuance of 277,778 shares of
      common stock for Danner
      acquisition                          $     -    $     -        $ 3,611
                                           -------    -------        -------

   See Notes to Consolidated Financial Statements.

   Notes to Consolidated Financial Statements

   Note 1.   Nature of Business and Significant Accounting Policies

   Nature of business:

   The Company designs, manufactures, and markets premium quality protective footwear and rainwear for sale principally throughout the United States.

   Significant accounting policies:
   Principles of consolidation:

   The consolidated financial statements include the accounts of LaCrosse Footwear, Inc. and its wholly owned and 50% owned subsidiaries (the "Company"). The Company consolidates 50% owned subsidiaries where it has board, operating and financial control. All material intercompany accounts and transactions have been eliminated in consolidation.

   Use of estimates in the preparation of financial statements:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fair value of financial instruments:

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those investments.

   The carrying amount of long-term debt approximates fair value based on the interest rates, maturities and collateral requirements currently available for similar financial instruments.

   Concentrations of credit risk:

   The Company grants credit to its customers, who are primarily domestic retail stores, direct mail catalog merchants, wholesalers, industrial and private label customers, based on an evaluation of the customer's financial condition. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains an allowance for anticipated losses.

   Cash and cash equivalents:

   The Company considers all highly liquid debt instruments (including short-term investment grade securities and money market instruments) purchased with maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

   Inventories:

   Inventories are stated at the lower of cost or market. All inventories, except for vinyl products, boot liners, leather boots, leather boot components and rainwear are valued using the last-in, first-out (LIFO) method. Vinyl products, boot liners, leather boots, leather boot components and rainwear are valued using the first-in, first-out (FIFO) method.

   Property and equipment:

   Property and equipment are carried at cost and are being depreciated using straight-line and accelerated methods over their estimated useful lives as follows: land improvements, 15 years; buildings and improvements, 20 to 39 years; and machinery and equipment, 3 to 7 years.

   Intangible assets:

   Goodwill, representing the excess of cost over net assets acquired, is being amortized on a straight-line basis over 30 years for the Danner acquisition and 15 years for the Rainfair acquisition. The Red Ball trademarks are being amortized on a straight-line basis over 15 years.

   Impairment of long-lived assets:

   The Company was required to adopt SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", effective January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identified intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of these assets with expected future net cash flows provided by operating activities of the business. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible based on appraised market value.

   Revenue recognition and product warranty:

   Revenue is recognized at the time products are shipped to customers. Revenue is recorded net of freight, estimated discounts and returns. The Company warrants its products against defects in design, materials and workmanship generally for one year. A provision for estimated future warranty costs is recorded when products are shipped.

   Income taxes:

   Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for temporary differences.
   Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

   Stock-based compensation:

   SFAS No. 123 "Accounting for Stock-Based Compensation" which the Company adopted in 1996 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has continued to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, since the exercise price is equal to the market price at the date of the grant, no compensation costs have been recognized.

   Earnings per common and common equivalent share:

   Per share earnings are based on the weighted average number of common and common equivalent shares outstanding during each year, after reducing net income by dividends on preferred stock. Common equivalent shares consist of the dilutive effect of common stock options.

   Note 2.   Acquisitions

   In May 1996, the Company and the former principal owner of Rainfair, Inc. established a new corporation and each purchased one-half of the new corporation's common stock for $1,250,000. The Company also purchased all of the new corporation's outstanding preferred stock for $500,000. On May 31, 1996, this 50% owned subsidiary of the Company purchased substantially all of the assets of Rainfair, Inc. for approximately $10.9 million in cash and approximately $1.4 million in assumed liabilities for an aggregate purchase price of approximately $12.3 million. The name of the subsidiary was changed to Rainfair, Inc. (Rainfair) in June 1996 after completion of the acquisition. The Company loaned Rainfair approximately $8.0 million (secured by all assets of Rainfair) to fund the portion of the purchase price which was not funded by the initial capital contributions. The acquisition has been accounted for as a purchase. Accordingly, the purchase price was allocated to assets and liabilities based on 50% of their estimated fair values and 50% of the predecessor's historical cost as of the date of acquisition. The cost in excess of net assets acquired of approximately $.7 million is being amortized on a straight-line basis over a 15-year term.

   The value of assets acquired (net of cash of $64,617) and liabilities assumed is as follows (in thousands):

   Current assets                                    $10,774
   Leasehold improvements
     and equipment                                       659
   Deferred taxes                                        151
   Goodwill                                              683
   Current liabilities                                  (965)
   Long-term liabilities                                (455)
                                                     -------

                                                      10,847

   Less minority interest contribution                (1,250)
                                                     -------
                                                      $9,597
                                                     =======


   In connection with the purchase, the Company entered into a shareholders' agreement with the former principal owner which prohibits (1) the declaration or payment of dividends on Rainfair common stock and (2) the disposal or transfer of Rainfair stock by either party. The shareholders' agreement contains a put and call provision which may be exercised after 3 years with the purchase price determined based upon the provision in the shareholders' agreement.

   The Company's consolidated statement of income for the year ended December 31, 1996 includes Rainfair's results of operations since its acquisition in May, 1996. The following unaudited pro forma information presents the consolidated results of operations as if the acquisition had occurred as of the beginning of 1995 and does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                                     (In Thousands, Except
                                                     For Earnings Per Share)
                                                    Years Ending December 31,

                                                        1996         1995
                                                           (Unaudited)

   Net sales                                         $128,147      $114,947
   Net income                                           5,465         3,377
   Earnings per common and
     common equivalent share                              .81           .49


   In May 1996, the Company also acquired trade accounts receivable, inventories, machinery and equipment and trademarks from Red Ball, Inc. for a cash price of approximately $5.5 million. The Company has accounted for the transaction as a purchase of assets rather than the acquisition of a business. The primary purpose of the transaction was to purchase the Red Ball trademarks and there is limited continuity of the sale of Red Ball products, no facility leases were assumed and there is no continuity of Red Ball's sales, production or cost structure. The purchase price is being allocated to the assets based on their fair values as of the date of acquisition. The Company's consolidated statement of income for the year ended December 31, 1996 includes net sales of Red Ball products of approximately $3.5 million and the effect on net income is immaterial.

   Note 3.   Inventories
   A summary of inventories is as follows:

                                                          (In Thousands)
                                                           December 31,
                                                       1996           1995

   Finished goods                                    $22,188        $18,371
   Work-in process                                     2,222          1,922
   Raw materials                                       7,139          5,714
                                                     -------        -------
   Total inventories                                 $31,549        $26,007
                                                     =======        =======

   If all inventories were valued on the FIFO method, total inventories for 1996 and 1995 would have been $35.3 and $30.1 million, respectively.

   Note 4.   Income Tax Matters
   Net deferred tax assets and liabilities consist of the following components:

                                                           (In Thousands)
                                                            December 31,

                                                          1996         1995
   Deferred tax assets:
     Receivable allowances                                $523         $366
     Inventory differences                                 525          493
     Compensation and benefits                           1,752        1,661
     Insurance reserves and other                          500          497
                                                       -------      -------
                                                         3,300        3,017
   Deferred tax liabilities,
   principally intangibles                                 597          527
                                                       -------      -------
                                                        $2,703       $2,490
                                                       =======      =======

   The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

                                                           (In Thousands)
                                                            December 31,
                                                          1996         1995
   Current assets                                       $2,017       $1,621
   Noncurrent assets                                       686          869
                                                       -------      -------
                                                        $2,703       $2,490
                                                       =======      =======

   No valuation allowance is required on the deferred tax assets as of December 31, 1996 and 1995.


   The provision for income taxes consists of the following:

                                                   (In Thousands)
                                               Years Ended December 31,
                                             1996        1995          1994
   Current:
       Federal                             $2,947      $1,723        $3,539
       State                                  555         482           579
   Deferred                                   (62)        (62)         (239)
                                          -------     -------       -------
                                           $3,440      $2,143        $3,879
                                          =======     =======       =======

   The differences between statutory federal tax rates and the effective tax rates are as follows:

                                                Years Ending December 31,
                                             1996        1995          1994
   Statutory federal
     tax rate                               35.0%       35.0%         35.0%
   State taxes, net
     of federal tax
     benefit and other                        4.2         4.2           3.7
                                          -------     -------       -------
   Effective tax rate                      39.20%       39.2%         38.7%
                                          =======     =======       =======

   Note 5.   Long-Term Obligations
   Credit agreement:

   The Company has a $62.5 million unsecured credit agreement. Under the agreement, the Company has (1) a $50 million revolving line of credit which expires on December 31, 1999 ($10 million of which can be used to support letters of credit) and (2) a $12.5 million term loan due December 31, 2001. At the Company's option, the interest rate is either the bank's prime rate or LIBOR plus .75% or 1% for the revolving line of credit and LIBOR plus 1% or 1.25% for the term loan, depending upon the Company's leverage ratio. (LIBOR plus .75% and LIBOR plus 1% for the revolving line of credit and term loan, respectively, as of December 31, 1996). The credit agreement contains various covenants, including minimum consolidated tangible net worth, sale of assets, indebtedness, current ratio, interest coverage ratio and leverage ratio. The revolving line of credit is used to finance peak inventory and accounts receivable levels and commitments for letters of credit. At December 31, 1996 and 1995, there were no amounts outstanding under the revolving line of credit but there were letter of credit commitments outstanding of $1.0 and $2.7 million, respectively.

   Long-term obligations:

                                                         (In Thousands)
                                                           December 31,

                                                        1996          1995
   Term loan under credit
     agreement, due in quarterly
     installments of $.4 million
     commencing in March 1998,
     interest payable monthly                          $12,500           $-

   10.26% unsecured note
     payable, due in annual
     installments of $1.4 million
     excluding interest, interest
     payable semi-annually (a)                           3,714        5,143

   10.73% unsecured note
     payable, due in annual
     installments of $.3 million
     excluding interest, interest
     payable semi-annually (a)                             743        1,028

   Other                                                   896          483
                                                       -------      -------
                                                        17,853        6,654
   Less current maturities                               1,851        1,761
                                                       -------      -------
                                                       $16,002       $4,893
                                                       =======      =======

   (a) The loan agreement contains various covenants, including minimum tangible net worth, working capital, current ratio, permitted indebtedness, net income before income taxes to interest expense and total permitted investments and restricted payments. Retained earnings available for dividends under these agreements amount to approximately $10.2 million at December 31, 1996.

   Maturities of long-term obligations for the next five years are as follows (in millions): 1997, $1.9; 1998, $3.4; 1999, $2.7; 2000, $1.7; 2001, $7.8
   and $.4 thereafter.

   Note 6.   Lease Commitments and
   Total Rental Expense

   The Company leases office space, retail stores, a manufacturing facility, equipment and warehouse space under non-cancelable agreements, which expire on various dates through 2004, and are recorded as operating leases. The total rental expense included in the consolidated statements of income for the years ended December 31, 1996, 1995 and 1994 is approximately $1.6, $1.2 and $1.0 million, respectively. Approximate future minimum lease payments, estimated utilities and real estate taxes are as follows (in millions): 1997, $1.6; 1998, $1.4; 1999, $1.4; 2000,
   $1.3; 2001, $.5 and $.7 thereafter.

   Note 7.   Accrued Expenses
   Accrued expenses are comprised of the following:

                                                          (In Thousands)
                                                            December 31,

                                                          1996         1995
   Compensation                                         $4,423       $3,301
   Workers' compensation insurance                         889        1,174
   Income taxes payable                                  1,066          504
   Other, including dividends                            2,191        1,798
                                                       -------      -------
     Total accrued expenses                             $8,569       $6,777
                                                       =======      =======

   Note 8.   Stock Options

   In December 1993, the Board of Directors adopted a 1993 Employee Stock Incentive Plan pursuant to which options for up to 250,000 shares of common stock may be granted to officers and key employees of the Company, of which no more than 125,000 shares may be granted to any one employee. The option price per share shall not be less than 100% of the fair market value at the date of grant and the options expire 10 years after grant or such shorter period as the compensation committee of the Board so determines. The options vest in equal increments over a five-year period.

   The following summarizes all stock options granted under the above plan:

                                                   Common         Per Share
                                                   Shares      Option Price
   December 31, 1994                               87,500            $13.00
     Granted                                       41,500       10.25-11.25
                                                  -------
   December 31, 1995                              129,000       10.25-13.00
     Granted                                       89,125        9.06-10.38
     Canceled                                     (10,000)       9.06-13.00
                                                  -------
   December 31, 1996                              208,125        9.06-13.00


   Options for 41,100 shares were exercisable at December 31, 1996.

   Grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, pro forma net income would have been reduced by less than $.1 million and the pro forma earnings per share would have been $.79 and $.48 for the years ended December 31, 1996 and 1995, respectively.

   The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

   Expected dividend yield                   1%
   Expected stock price volatility           25%
   Risk-free interest rate                   7.0%
   Expected life of options                  8 years

   The weighted average exercise price of the options granted during 1996 is $9.29 per share.

   Note 9.   Compensation and
   Benefit Agreements

   The Company has defined benefit pension plans covering a majority of its employees. Eligible employees are entitled to monthly pension benefits beginning at normal retirement age (65). The monthly benefit payable at the normal retirement date under the Company's pension plans is equal to a specified dollar amount or percentage of average monthly compensation, as defined in the plans, multiplied by years of benefit service (maximum of 38 years). The Company's funding policy is to make not less than the minimum contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time.

   The following table sets forth the funded status of the plans and the amount recognized in the Company's consolidated balance sheets:

                                                         (In Thousands)
                                                           December 31,
                                                        1996         1995
   Actuarial present value
   of benefit obligations:
     Vested benefits                                   $10,543       $8,479
                                                       =======      =======
     Accumulated benefits                              $11,103       $9,046
                                                       =======      =======
   Projected benefits                                 ($12,574)    ($10,757)
   Plan assets at fair value
     (equity securities and
      pooled funds)                                     12,948       10,469
                                                       -------      -------
   Plan assets in excess of
     (less than) projected
      benefit obligation                                   374         (288)
   Unrecognized net gain                                (1,362)        (414)
   Unrecognized transition
     obligation                                            214          264
   Unrecognized prior
     service costs                                         383          415
                                                       -------      -------
     (Accrued) pension cost                              ($391)        ($23)
                                                       =======      =======


   Actuarial assumptions used at December 31, 1996 and 1995 were as follows: discount rate of 7%, rate of increase in compensation levels of 5.25% and expected long-term rate of return on plan assets of 8%.

   Net pension expense for these plans for each of the years ended December 31, 1996, 1995 and 1994 approximates $.4 million.

   The Company sponsors an unfunded defined benefit postretirement medical and life insurance plan that covers a majority of its employees until they qualify for Medicare. The plan is contributory for retirees with contributions established annually as a specified dollar amount. The Company funds the postretirement benefit obligation as the costs are incurred. The accrued postretirement benefit cost is approximately $1.4 million and $1.3 million at December 31, 1996 and 1995, respectively and the related expense is approximately $.2, $.2 and $.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. The assumed discount rate and annual rate of increase in cost of covered health care benefits used by the Company in the determination of postretirement benefit information was 7.0% as of December 31, 1996 and 1995 and 8% as of December 31, 1994.

   Note 10.   Commitments

   In March 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co. for an aggregate purchase price of approximately $21.5 million. The acquisition has been accounted for as a purchase. The acquisition agreement provides that in the event the cash and aggregate market value of the common stock (valued as of March 1, 1999) delivered in the Danner acquisition is less than $18.0 million, the Company will make an additional cash payment on March 1, 1999 equal to the difference. If the Danner shareholders have the opportunity to sell their common stock under a Company-filed registration statement or under Rule 144 promulgated under the Securities Act of 1933, as amended, and choose not to sell after receiving a Company request to sell, then the Company's obligation can be reduced or eliminated to the extent of the number of shares permitted to be sold based upon the then prevailing market price for the common stock. The Company has also guaranteed that Danner's shareholders will realize, by March 31, 1999, after-tax proceeds from this transaction of not less than $10.0 million.

   Independent Auditor's Report

   To the Board of Directors and Shareholders of LaCrosse Footwear, Inc.

   We have audited the accompanying consolidated balance sheets of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                       McGLADREY & PULLEN, LLP

   La Crosse, Wisconsin
   February 3, 1997

   [Page 28]

   Quarterly Results of Operations - Unaudited

   The Company reports its quarterly results of operations on the basis of 13-week periods for each of the first three quarters with the year ending on December 31st.

   The following tabulation presents the Company's unaudited quarterly results of operations for 1996 and 1995.


   Thousands of dollars
   except per share
   data - 1996                First        Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter

   Net sales                 $22,131      $23,054      $35,714      $41,098
   Gross profit                5,807        6,107       10,315       11,592
   Operating income              554          651        3,965        4,918
   Net income                    297          276        2,125        2,688
   Net income per share         $.04         $.04         $.32         $.40


   Thousands of dollars
   except per share
   data - 1995                First        Second        Third       Fourth
                             Quarter      Quarter      Quarter      Quarter

   Net sales                 $19,676      $20,486      $31,092      $27,317
   Gross profit                5,092        5,055        8,854        7,559
   Operating income               34          389        3,595        2,644
   Net income                    (52)         106        1,958        1,316
   Net income per share        $(.01)        $.01         $.29         $.19


   Market Information

   The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol BOOT. The following table shows the high and low transaction prices by calendar quarter since the stock started trading publicly in April 1994. The approximate number of holders of record of common stock on March 20, 1997 was 400.




                    1st               2nd                    3rd                    4th              Year end
   1994         $     -         $10 7/8-14 3/4         $11    -14 3/16        $10 3/4-14 1/4          $    11
   1995         $    8-12       $ 8 3/4-11 1/4         $10 1/4-11 3/4         $ 8 1/2-12              $ 8 3/4
   1996         $8 3/4-12       $ 9 1/4-11 3/4         $ 9 1/2-10 3/4         $10    -12 1/4          $10 3/4


   Cash Dividends Declared Per Share

   It is the Company's policy to pay annual cash dividends. The chart below shows annual cash dividends declared per share for the past five years:


                          1996     1995     1994      1993     1992

   Dividends declared
     per share            $.11     $.09     $.09      $.08     $.07