Form 10-K, Exhibit 13
period 1997-12-31
LACROSSE FOOTWEAR INC
filed 1998-03-30
CIK 919443

Exhibit 13

               [Pages 8-24 of 1997 Annual Report to Shareholders]

   [Page 12]

   Five-Year Summary of Selected Financial Data

   Selected Income
   Statement Data          ----------------------------------------
   In Thousands - Year
   Ended December 31      1997     1996     1995      1994      1993
   -----------------------------------------------------------------
   Net sales          $145,503 $121,997  $98,571  $108,319   $82,422
   Operating income     13,156   10,088    6,662    11,230     7,250
   Net income            6,779    5,386    3,328     6,152     3,700

   Selected Balance Sheet Data
   In Thousands - Year
   Ended December 31      1997     1996     1995      1994      1993

   Working capital     $48,413  $46,811  $34,537   $35,382   $26,725
   Total assets        101,920   92,286   74,862    74,822    46,488
   Long-term
    obligations         12,499   16,002    4,893     7,340    10,751
   Shareholders'
    equity              61,848   55,936   51,322    49,154    19,658

   Selected Share Data
                       ---------------------------------------------
   Year Ended
   December 31            1997     1996     1995      1994      1993
   -----------------------------------------------------------------
   Basic earnings
    per share            $1.02     $.80     $.48      $.98      $.76
   Diluted earnings
    per share            $1.01     $.80     $.48      $.98      $.76
   Dividends per share    $.13     $.11     $.09      $.09      $.08

   Shares used in
    basic per share
    calculation (000)    6,668    6,668    6,680     6,158     4,685
   Shares used in
    diluted per share
    calculation (000)    6,713    6,674    6,680     6,158     4,694

   Note: Earnings per share prior to 1997 were not impacted by Statement of Financial Accounting Standards No. 128.


   [Pages 9-12]

   Management's Discussion and Analysis of
   Financial Condition and Results of Operations

   Overview

   Net sales generated during the last five months of the year can account for over 55% of the Company's net sales and have a significant impact on the Company's results of operations. Because consumers generally purchase a large percentage of the Company's products from September through January, retail dealers generally want delivery of products from June through October for advance orders and from October through December for restocking (or "fill-in") orders. Generally mild or dry weather during the late fall and early winter has a negative impact on the Company's net sales for the current year, while cold or wet weather during such time has a favorable impact. Further, weather conditions in one season can affect future net sales, particularly where weather contributes to high or low dealer inventory levels at the season's end. To satisfy demands for its products and to provide for uniform production levels, the Company generally manufactures its footwear products year-round. To assist in production scheduling, the Company's sales force calls on retail dealers from January to June to present the product line, review inventory levels and prepare an advance order. The Company offers price discounts for orders placed prior to July, although advance orders may be canceled at any time. To attempt to balance the flow of shipments and the need for warehouse space, the Company offers extended terms on receivables relating to advance orders to induce retail dealers to allow some shipments of seasonal products prior to the peak shipment period. The advance order terms provide for payment by December 1 (January 1 in the case of Southern dealers). Because of seasonal fluctuations, inventory levels are highest at mid-year and accounts receivable levels are highest during the fourth quarter.

        Each year, the Company introduces a number of new products. A new product, if successful, can generate growing amounts of net sales during the first two to four years. In some cases, net sales of new products will help to offset adverse factors, such as mild or dry weather or adverse economic conditions. In addition, the Rainfair, Inc. subsidiary, which is primarily in the rainwear business, provides products which react differently to the weather elements than the footwear business.

        In July 1997, the Company acquired all of the outstanding shares of capital stock of Pro-Trak Corporation, the company that owns and operates under the Lake of the Woods tradename. Lake of the Woods is a designer, manufacturer and marketer of branded leather footwear for both the outdoor and recreational segment of the market. If the acquisition had occurred on January 1, 1997, net sales and net income reported by the Company would have been $149.3 million and $6.9 million, respectively.

        The Company does not anticipate the future seasonality of sales will be significantly impacted by the net sales of Lake of the Woods.

   Results of Operations

   The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Income and the percentage change from year to year.

                           Percentage of Net Sales Percentage of Increase
                                                     1997 vs.  1996 vs.
   Year Ended December 31   1997     1996      1995     1996     1995
   Net sales              100.0%    100.0%    100.0%     19%     24%
   Cost of goods sold      72.0      72.3      73.1      19      22
   Gross profit            28.0      27.7      26.9      21      27
   Selling and
    administrative
    expenses              (19.0)    (19.4)    (20.2)     17      19
   Operating income         9.0       8.3       6.7      30      51
   Interest expense        (1.4)     (1.4)     (1.5)     22      15
   Other income              .4        .3        .3      64      36
   Income before
    income taxes            8.0       7.2       5.5      33      60
   Income taxes            (3.1)     (2.8)     (2.1)     33      61
   Minority interest        (.2)        -         -
   Net income               4.7%      4.4%      3.4%     26%     62%


   Year Ended December 31, 1997
   Compared To Year Ended December 31, 1996

   Net Sales.   Net sales in 1997 increased $23.5 million, or 19%, to $145.5 million from $122.0 million in 1996. The increase in net sales was largely attributable to the July 1997 acquisition of the Lake of the Woods product line, which added approximately $5.2 million in net sales, along with an additional $15.2 million of net sales contributed by Rainfair and Red Ball, mainly as a result of including a full year of sales in 1997 as compared to 1996 when sales were included from their May acquisition dates. Danner net sales increased $2.7 million in 1997 compared to 1996 mainly due to increased sales of hiking boots and work boots, due in part to new product introductions. Net sales of LaCrosse products were up less than 1% with increased sales in injection molded vinyl knee boots largely offset by a weather related decrease in cold weather pac boot sales, the result of the mild weather in December 1997.

   Gross Profit.   Gross profit as a percentage of net sales increased to
   28.0% in 1997 from 27.7% in 1996. The improvement in gross margins as a percentage of net sales was due to more favorable pricing on key raw materials, a lower defective return rate on Danner and Red Ball products and improved margins on the Rainfair business, primarily due to increased volume.

   Selling and Administrative Expenses.   As a percent of net sales, selling
   and administrative expenses decreased from 19.4% of net sales in 1996 to 19.0% of net sales in 1997. The ability to leverage the LaCrosse operating expenses across a greater sales base was the primary reason for the reduction in operating expenses as a percent of net sales. Expenses increased $3.9 million, or 17%, in 1997 as compared to 1996, partially due to a $1.4 million increase in expenses reported for Rainfair in 1997 as compared to 1996 when expenses were included from the date of acquisition in May 1996. The balance of the increase in spending was largely driven by the increase in net sales.

   Interest Expense.   Interest expense increased $363,000, or 22%, in 1997
   as compared to 1996. The increase was a result a higher level of average borrowings needed to provide the working capital in support of the increased sales of the Lake of the Woods, Rainfair and Red Ball product lines acquired in July 1997, May 1996 and May 1996, respectively.

   Income Tax Expense.   The Company's effective income tax rate in 1997 was
   39.2%, the same as the 1996 income tax rate.

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

   Selling and Administrative Expenses. Selling and administrative expenses increased $3.8 million, or 19%, in 1996 as compared to 1995, primarily resulting from the acquisitions of Rainfair and Red Ball, which added $2.2 million and $.6 million, respectively, to operating expenses in 1996. As a percent of net sales, operating expenses decreased from 20.2% of net sales in 1995 to 19.4% of net sales in 1996. The ability to leverage the LaCrosse operating expenses across a greater sales base was the primary reason for the reduction in operating expenses as a percent of sales. This allowed for a planned increase in advertising expenses.

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

        In May 1996, the Company renegotiated its unsecured credit agreement with Firstar Bank Milwaukee, N.A. as the lead bank. Under the terms of the revised agreement, the maximum amount of borrowings were increased to $62.5 million, including a $12.5 million term loan, from the previous maximum level of $30.0 million. The $12.5 million term loan, which is outstanding at December 31, 1997, was primarily used to fund the investment in Rainfair and the acquisition of assets of Red Ball. The term loan requires quarterly payments of $.4 million commencing in March 1998.

        In July, 1997, the Company acquired all of the outstanding shares of capital stock of Pro-Trak Corporation, the company that operated under the Lake of the Woods tradename. The purchase price, including the assumption of liabilities, was approximately $7.3 million. Lake of the Woods is a designer, manufacturer and marketer of branded leather footwear for both the outdoor and occupational segment of the market.

        Cash generated by operations amounted to $2.1 million in 1997, a decrease from the $9.7 million and $5.7 million generated in 1996 and 1995, respectively. Net income increased $1.4 million in 1997 compared to 1996, however, cash generated by operating activities in total was down $7.6 million from the 1996 level. An increase in accounts receivable, primarily as a result of increased sales and extended terms on fill-in orders, and a $3.3 million increase in inventories compared to a $2.1 million decrease in 1996 were the main reasons for the reduction in cash generated by operations. Inventories increased primarily as a result of an increase in Red Ball inventories to support the anticipated increase in Red Ball sales. Operating cash flow in 1996 was $9.7 million compared to $5.7 million in 1995. The improvement was primarily attributable to a $2.0 million increase in net income and a $2.1 million reduction in inventories (excluding the effect of the Rainfair, Inc. inventories acquired as part of the May 1996 acquisition). The inventory reduction was the result of improved production planning.

        Net cash used in investing activities during 1997 was $3.7 million, down significantly from $14.2 million in 1996. During 1996, over $11.0 million of cash was invested in the Rainfair acquisition and the purchase of the Red Ball trademarks. The only acquisition during 1997 was the purchase of Pro-Trak Corporation for approximately book value which sis not result in a significant use of cash for investing activities. Purchases of property and equipment, which accounted for the bulk of the cash used in investing activities during 1997, were $3.4 million in 1997 compared to $3.1 million in 1996. It is anticipated 1998 capital spending will be in excess of $5.0 million, partially as a result of planned expenditures for a product development center, an injection molding machine and a new computer software system. In addition, in January 1998, Rainfair, Inc. became a 100% owned subsidiary when the Company acquired 50% of the common stock of Rainfair, Inc. from the former principal owner for approximately $2.4 million.

        Financing activities used $4.7 million in cash in 1997. In addition to a $1.7 million scheduled principal payment on long-term debt, over $6.1 million of debt assumed in the Lake of the Woods acquisition was repaid. This reduction in long-term debt was partially funded by a $4.0 million increase in short-term borrowings. In addition, the Company paid cash dividends of $.7 million.

        The Company's debt to total capital ratio was 24.3% at December 31, 1997, 24.2% at December 31, 1996 and 11.5% at December 31, 1995.

        In March 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co. in part by issuing 277,778 shares of common stock as a portion of the purchase price. In the acquisition, the Company guaranteed the holders of this common stock a market price of at least $16.20 per share by March 1, 1999. If the market price is less than $16.20 per share, the Company will be required to make a cash payment equal to the difference on March 1, 1999. If the Danner shareholders have the opportunity to sell their common stock under a Company-filed registration statement or under Rule 144 promulgated under the Securities Act of 1933, as amended, and choose not to sell after receiving a Company request to sell, then the Company's obligation can be reduced or eliminated to the extent of the number of shares permitted to be sold based upon the then prevailing market price for the common stock. As of December 31, 1997, approximately half of these shares have been sold with no further obligation on the part of the Company.

        During 1997, the Company commenced for all of its systems a year 2000 date conversion project to address all necessary code changes, testing and implementation. Project completion is planned for the middle of 1999 at an estimated total cost of less than $200,000. The Company expects its year 2000 date conversion project to be completed on a timely basis.

        Currently available funds, including the line of credit, together with the anticipated cash flows generated from future operations, are believed to be adequate to cover the Company's anticipated capital and working capital needs during 1998.

        From time to time, the Company evaluates acquisitions of businesses or product lines that could complement the Company's business, such as the Rainfair and Lake of the Woods acquisitions. The Company has no present understandings, commitments or agreements with respect to any acquisition. However, if the Company makes significant future acquisitions, it may be required to raise funds through additional bank financing or the issuance of debt or equity securities.

   Subsequent Event

        In March 1998, the Company was informed by L.L. Bean, a long-term customer puchasing hand-crafted rubber pac boot bottoms, that they are going to replace a significant portion of the hand-crafted rubber bottoms with molded bottoms from other vendors. This decision will reduce the Company's 1998 net sales to L.L. Bean by approximately $1.5 million. In future years, the full year impact will reduce Company net sales to L.L. Bean an additional $0.5 to $1.0 million.

   [Pages 13-23]

   Consolidated Balance Sheets
   December 31, 1997 and 1996
                                                      (In Thousands)
   Assets                                            1997       1996
   Current Assets
      Cash and cash equivalents                      $426     $6,716
      Trade accounts receivable,
         less allowances of $1.6 and $1.5 million  27,390     20,705
      Inventories (Note 3)                         39,073     31,549
      Prepaid expenses and deferred
        tax assets (Note 4)                         4,670      4,016
                                                  -------     ------
         Total current assets                      71,559     62,986
                                                  -------     ------
   Property and Equipment
      Land and land improvements and buildings      6,678      6,501
      Machinery and equipment                      26,896     23,391
                                                  -------     ------
                                                   33,574     29,892
      Less accumulated depreciation                20,299     17,262
                                                  -------     ------
                                                   13,275     12,630
                                                  -------     ------
   Other Assets
      Goodwill, net of amortization of $1.9
       and $1.4 million                            13,946     13,823
      Deferred tax and other assets (Note 4)        3,140      2,847
                                                  -------     ------
                                                   17,086     16,670
                                                  -------     ------
                                                 $101,920    $92,286
                                                 ========    =======
   Liabilities and Shareholders' Equity
   Current Liabilities
      Current maturities of long-term
       obligations (Note 5)                        $3,349     $1,851
      Notes payable, bank (Note 5)                  4,000          -
      Accounts payable                              6,385      5,755
      Accrued expenses (Note 7)                     9,412      8,569
                                                  -------     ------
         Total current liabilities                 23,146     16,175
                                                  -------     ------
   Long-Term Obligations (Note 5)                  12,499     16,002

   Compensation and Benefits (Note 9)               2,921      2,980

   Commitments and Contingencies
    (Notes 6, 8, 9 and 10)

   Minority Interest in Subsidiary (Note 2)         1,506      1,193

   Shareholders' Equity
      Common stock, par value $.01 per share;
         authorized 50,000,000 shares; issued
         and outstanding, 6,717,627 shares
          (Notes 8 and 10)                             67         67
      Additional paid-in capital                   27,579     27,579
      Retained earnings (Note 5)                   34,645     28,733
      Less - cost of 49,900 and 50,000 shares
       of treasury stock                            (443)      (443)
                                                  -------     ------
             Total shareholders equity             61,848     55,936
                                                  -------     ------
                                                 $101,920    $92,286
                                                 ========    =======
   See Notes to Consolidated Financial Statements.

   Consolidated Statements of Income
   Years Ended December 31, 1997, 1996 and 1995

                                              (In Thousands,
                                   except for share and per share data)
                                       1997          1996       1995
   Net sales                       $145,503      $121,997    $98,571
   Cost of goods sold               104,692        88,176     72,011
                                   --------      --------    -------
         Gross profit                40,811        33,821     26,560
   Selling and administrative
    expenses                         27,655        23,733     19,898
                                   --------      --------    -------
         Operating income            13,156        10,088      6,662
   Non-operating income (expense):
      Interest expense               (2,043)       (1,680)    (1,457)
      Miscellaneous                     593           361        266
                                   --------      --------    -------
                                     (1,450)       (1,319)    (1,191)
         Income before income
          taxes                      11,706         8,769      5,471
   Provision for income taxes
   (Note 4)                           4,588         3,440      2,143
                                   --------      --------    -------
         Net income before
          minority interest           7,118         5,329      3,328

   Minority interest in net
   (income) loss of subsidiary        (339)            57          -
                                   --------      --------    -------
         Net income                  $6,779        $5,386     $3,328
                                   ========      ========    =======
      Basic earnings per share        $1.02          $.80       $.48
                                   ========      ========    =======
      Diluted earnings per share      $1.01          $.80       $.48
                                   ========      ========    =======

   Weighted average shares outstanding:
      Basic earnings per share    6,667,702     6,667,627  6,679,545
      Diluted earnings per share  6,712,975     6,673,539  6,679,545

   See Notes to Consolidated Financial Statements.

   Consolidated Statements of Shareholders' Equity
   Years Ended December 31, 1997, 1996 and 1995

                      (In Thousands, except for share and per share data)
                               Additional                     Total
                        Common   Paid-In  Retained  Treasury  Shareholders'
                         Stock   Capital  Earnings     Stock  Equity
   Balance,
    December 31, 1994      $67   $27,579   $21,508       $-  $49,154
     Net income              -         -     3,328        -    3,328
     Common stock
      dividends ($.09
      per share)             -         -      (600)       -     (600)
     6% preferred
      stock dividends        -         -      (117)       -     (117)
     Purchase of 50,000
      shares of treasury
      stock                  -         -         -     (443)    (443)
                          ----    ------    ------    -----   ------
   Balance,
    December 31, 1995       67    27,579    24,119     (443)  51,322
     Net income              -         -     5,386        -    5,386
     Common stock
      dividends ($.11
       per share)            -         -      (733)       -     (733)
     6% preferred
     stock dividends         -         -       (39)       -      (39)
                          ----    ------    ------    -----   ------
   Balance,
   December 31, 1996        67    27,579    28,733     (443)  55,936
     Net income              -         -     6,779        -    6,779
     Common stock dividends
        ($.13 per share)     -         -      (867)       -     (867)
                          ----    ------    ------    -----   ------
   Balance,
   December 31, 1997       $67   $27,579   $34,645   $ (443) $61,848
                           ===   =======   =======   ======  =======

   See Notes to Consolidated Financial Statements.

   Consolidated Statements of Cash Flows
   Years Ended December 31, 1997, 1996 and 1995

                                                (In Thousands)
                                       1997          1996       1995
   Cash Flows from
    Operating Activities
      Net income                     $6,779        $5,386     $3,328
      Adjustments to reconcile
       net income to net cash
       provided by operating
       activities:
         Depreciation                 3,180         2,925      2,523
         Amortization                   572           513        484
         Other                          386           (34)        21
         Deferred income taxes           86           (62)       (62)
         Change in assets and
          liabilities, net of
          effects from acquisition
          of Rainfair, Inc. and
          Pro-Trak Corporation:
            Trade accounts
             receivable              (4,033)       (2,145)        93
            Inventories              (3,316)        2,136       (936)
            Accounts payable         (1,065)          279        382
            Other                      (462)          712       (139)
                                     ------        ------     ------
               Net cash provided by
               operating activities   2,127         9,710      5,694

   Cash Flows from Investing Activities
      Acquisition of Rainfair, Inc.,
      net of cash acquired                -        (9,597)         -
      Acquisition of Pro-Trak
       Corporation, net of cash
       acquired                          77             -          -
      Purchase of property
       and equipment                 (3,364)       (3,060)    (3,779)
      Purchase of trademarks              -        (1,439)         -
      Other                            (416)          (67)       (13)
                                     ------        ------     ------
         Net cash (used in)
         investing activities        (3,703)      (14,163)    (3,792)

   Cash Flows from Financing Activities
      Proceeds from long-term
       obligations                        -        12,500          -
      Principal payments on
      long-term obligations          (7,981)       (1,742)    (2,444)
      Net proceeds from
      short-term borrowings           4,000             -          -
      Cash dividends paid              (733)         (668)      (722)
      Purchase of redeemable
      preferred stock                     -        (1,957)         -

      Purchase of treasury stock          -             -       (443)
                                     ------        ------     ------
         Net cash provided by (used in)
         financing activities        (4,714)        8,133     (3,609)
                                     ------        ------     ------
         Increase (decrease)
           in cash and
           cash equivalents          (6,290)        3,680     (1,707)

   Cash and cash equivalents:
      Beginning                       6,716         3,036      4,743
                                     ------        ------     ------
      Ending                           $426        $6,716     $3,036
                                     ======        ======     ======
   Supplemental Information
      Cash payments for:
         Interest                    $1,891        $1,594     $1,396
         Income taxes                $4,055        $2,939     $1,762

   See Notes to Consolidated Financial Statements.

   Notes to Consolidated Financial Statements

   Note 1. Nature of Business and Significant Accounting Policies

   Nature of business:
   The Company designs, manufactures and markets premium quality protective footwear and clothing for sale principally throughout the United States.

   Significant accounting policies:
   Principles of consolidation:   The consolidated financial statements
   include the accounts of LaCrosse Footwear, Inc. and its wholly owned and 50% owned subsidiaries (the "Company"). The Company consolidates 50% owned subsidiaries where it has board, operating and financial control. The Company acquired 100% ownership of its 50% owned subsidiary in January 1998 (Note 2). All material intercompany accounts and transactions have been eliminated in consolidation.

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

   Concentrations of credit risk:
   The Company grants credit to its customers, who are primarily domestic retail stores, direct mail catalog merchants and wholesalers, based on an evaluation of the customer's financial condition. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains an allowance for anticipated losses.

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

   Inventories:
   Inventories are stated at the lower of cost or market. All inventories, except for vinyl products, boot liners, leather boots, leather boot components and rainwear, are valued using the last-in, first-out (LIFO) method. Vinyl products, boot liners, leather boots, leather boot components and rainwear are valued using the first-in, first-out (FIFO) method.

   Property and equipment:
   Property and equipment are carried at cost and are being depreciated using straight-line and accelerated methods over their estimated useful lives as follows: land improvements, 15 years; buildings and improvements, 20 to 39 years; and machinery and equipment, 3 to 7 years.

   Intangible assets:
   Goodwill, representing the excess of cost over net assets acquired, is being amortized on a straight-line basis over periods of 8 to 30 years. The Red Ball trademarks are being amortized on a straight-line basis over 15 years.

   Impairment of long-lived assets:
   The Company reviews its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of these assets with expected future net cash flows provided by operating activities of the business. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles based on appraised market value.

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

   Stock-based compensation:
   The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, since the exercise price is equal to the market price at the date of the grant, no compensation costs have been recognized. Disclosures about the fair value of outstanding stock options are contained in Note 8.

   Earnings per share:
   The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock (such as options and convertible securities) outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per share amounts. All other entities are required to present basic and diluted per share amounts. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

        The Company initially applied Statement No. 128 for the year ended December 31, 1997 and, as required by the Statement, has restated all per share information for the prior years to conform to the Statement. Because the Company has potential common stock outstanding, as discussed in Note 8, the Company is required to present basic and diluted earnings per share.

        The numerators are the same for the basic and diluted earnings per share computations for all years presented. The impact of the stock options on the denominators of the diluted earnings per share computation was to increase the shares outstanding by 45,273 shares, 5,912 shares and 0 shares for the years ended December 31, 1997, 1996 and 1995, respectively.

   Recent accounting pronouncements:
   In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. The Company will adopt SFAS No. 130 for its year ending December 31, 1998.

        In June 1997, the FASB issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers and the major countries in which the entity holds assets and reports revenue. The Company will adopt SFAS No. 131 for its year ended December 31, 1998. Management is evaluating whether it will have reportable segments under the new standard.

   Note 2. Acquisitions
   In July 1997, the Company acquired all of the outstanding shares of capital stock of Pro-Trak Corporation, which operates under the Lake of the Woods tradename. The purchase price, including the assumption of liabilities, was approximately $7.3 million. The acquisition has been accounted for as a purchase. Accordingly, the purchase price has been allocated to assets and liabilities based on their estimated fair values as of the date of acquisition.

        The value of assets acquired and liabilities assumed is as follows (in thousands):

   Current assets,
    including cash of $77       $7,002
   Equipment                       547
   Goodwill                        695
   Current liabilities          (2,113)
   Long-term liabilities        (6,131)
                                ------
                                $   --
                                ======

        In May 1996, the Company and the former principal owner of Rainfair, Inc. established a new corporation and each purchased one-half of the new corporation's common stock for $1,250,000. The Company also purchased all of the new corporation's outstanding preferred stock for $500,000. On May 31, 1996, this 50% owned subsidiary of the Company purchased substantially all of the assets of Rainfair, Inc. for approximately $10.9 million in cash and approximately $1.4 million in assumed liabilities for an aggregate purchase price of approximately $12.3 million. The name of the subsidiary was changed to Rainfair, Inc. ("Rainfair") in June 1996 after the completion of the acquisition. The Company loaned Rainfair approximately $8.0 million (secured by all assets of Rainfair) to fund the portion of the purchase price which was not funded by the initial capital contributions. The acquisition has been accounted for as a purchase. Accordingly, the purchase price was allocated to assets and liabilities based on 50% of their estimated fair values and 50% of the predecessor's historical cost as of the date of acquisition.

        In January 1998, the Company purchased all Rainfair common stock of the former principal owner for approximately $2.4 million.

        The Company's consolidated statements of income for the years ended December 31, 1997 and 1996 include the results of operations of Pro-Trak Corporation and Rainfair, Inc. since the dates of acquisition. The following unaudited pro forma information presents the consolidated results of operations as if the acquisitions had occurred as of the beginning of 1996 and does not purport to be indicative of what would have occurred had the acquisitions been made as of that date or of results which may occur in the future.

                                (In Thousands, except
                               for earnings per share)
                             Years Ending December 31,
                                  1997           1996
                                       (Unaudited)
   Net sales                  $149,282       $135,900
   Net income                    6,918          5,154
   Diluted earnings
        per share                 1.03            .77

        In May 1996, the Company acquired trade accounts receivable, inventories, machinery and equipment and trademarks from Red Ball, Inc. for a cash price of approximately $5.5 million. The Company has accounted for the transaction as a purchase of assets rather than the acquisition of a business. The primary purpose of the transaction was to purchase the Red Ball trademarks and there is limited continuity of the sale of Red Ball products, no facility leases were assumed, and there is no continuity of Red Ball's sales, production or cost structure. The purchase price was allocated to the assets based on their fair values as of the date of acquisition.

   Note 3. Inventories
   A summary of inventories is as follows:

                                    (In Thousands)
                                      December 31,
                                  1997           1996
   Finished goods              $28,889        $22,188
   Work in process               1,967          2,222
   Raw materials                 8,217          7,139
                               -------        -------
   Total inventories           $39,073        $31,549
                               =======        =======

        If all inventories were valued on the FIFO method, total inventories for 1997 and 1996 would have been $42.2 and $35.3 million, respectively.

   Note 4. Income Tax Matters
   Net deferred tax assets and liabilities consist of the following components:
                                           (In Thousands)
                                            December 31,
                                         1997         1996
   Deferred tax assets:
        Receivable allowances            $531         $523
        Inventory differences             365          525
        Compensation and benefits       1,969        1,752
        Insurance reserves and other      416          500
                                        -----        -----
                                        3,281        3,300
   Deferred tax liabilities,
        principally intangibles           664          597
                                       ------       ------
                                       $2,617       $2,703
                                       ======       ======

        The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

                                            (In Thousands)
                                              December 31,
                                         1997         1996
   Current assets                      $2,132       $2,017
   Noncurrent assets                      485          686
                                       ------       ------
                                       $2,617       $2,703
                                       ======       ======

   The provision for income taxes consists of
   the following:
                                          (In Thousands)
                                     Years Ended December 31,
                                  1997        1996        1995
   Current:
        Federal                 $3,684      $2,947      $1,723
        State                      818         555         482
   Deferred                         86         (62)        (62)
                                ------      ------      ------
                                $4,588      $3,440      $2,143
                                ======      ======      ======

        The differences between statutory federal tax rates and the effective tax rates are as follows:

                                    Years Ending December 31,
                                  1997        1996        1995
   Statutory federal
        tax rate                 35.0%       35.0%       35.0%
   State taxes, net
        of federal tax
        benefit and other         4.2         4.2         4.2
                                 ----        ----        ----
   Effective tax rate            39.2%       39.2%       39.2%
                                 ====        ====        ====

   Note 5. Financing Arrangements

   Credit agreement:
   The Company has a $62.5 million unsecured credit agreement. Under the agreement, the Company has (1) a $50 million revolving line of credit which expires on May 31, 1999 ($10 million of which can be used to support letters of credit) and (2) a $12.5 million term loan due December 31, 2001. At the Company's option, the interest rate is either the bank's prime rate or LIBOR plus .75% or 1% for the revolving line of credit and LIBOR plus 1% or 1.25% for the term loan, depending upon the Company's leverage ratio. (LIBOR plus .75% and LIBOR plus 1% for the revolving line of credit and term loan, respectively, as of December 31, 1997). The credit agreement contains various covenants, including minimum consolidated tangible net worth, sale of assets, indebtedness, current ratio, interest coverage ratio and leverage ratio. The revolving line of credit is used to finance peak inventory and accounts receivable levels and commitments for letters of credit. At December 31, 1997 and 1996, there was $4.0 million and $0 outstanding under the revolving line of credit and there were letter of credit commitments outstanding of $2.9 million and $1.0 million, respectively.

   Long-term obligations:
                                            (In Thousands)
                                             December 31,
                                            1997      1996
   Term loan under credit
        agreement, due in quarterly
        installments of $.4 million
        commencing in March 1998,
        interest payable monthly         $12,500   $12,500
   10.26% unsecured note
        payable, due in annual
        installments of $1.4 million
        excluding interest, interest
        payable semi-annually (a)          2,286     3,714
   10.73% unsecured note
        payable, due in annual
        installments of $.3 million
        excluding interest, interest
        payable semi-annually (a)            457       743
   Other                                     605       896
                                         -------   -------
                                          15,848    17,853
   Less current maturities                 3,349     1,851
                                         -------   -------
                                         $12,499   $16,002
                                         =======   =======

   (a) The loan agreement contains various covenants, including minimum tangible net worth, working capital, current ratio, permitted indebtedness, net income before income taxes to interest expense and total permitted investments and restricted payments. Retained earnings available for dividends under these agreements amount to approximately $12.8 million at December 31, 1997.

        Maturities of long-term obligations for the next five years are as follows (in millions): 1998, $3.3; 1999, $2.7; 2000, $1.7; 2001, $7.8;
   2002, $0; and $.3 thereafter.

   Note 6. Lease Commitments and Total Rental Expense

   The Company leases office space, retail stores, manufacturing facilities, equipment and warehouse space under non-cancelable agreements, which expire on various dates through 2007, and are recorded as operating leases. The total rental expense included in the consolidated statements of income for the years ended December 31, 1997, 1996 and 1995 is approximately $1.8, $1.6 and $1.2 million, respectively. Approximate future minimum lease payments are as follows (in millions): 1998, $1.8; 1999, $1.8; 2000, $1.5; 2001, $.7 , 2002, $.5 and $1.4 thereafter.

   Note 7. Accrued Expenses

   Accrued expenses are comprised of the following:

                                            (In Thousands)
                                              December 31,
                                            1997      1996
   Compensation                           $4,311    $4,423
   Workers' compensation
        insurance                            824       889
   Income taxes payable                    1,514     1,066
   Other, including dividends              2,763     2,191
                                          ------    ------
        Total accrued expenses            $9,412    $8,569
                                          ======    ======

   Note 8. Stock Options

   The Company has granted stock options to officers and key employees under its 1993 and 1997 stock option plans pursuant to which options for up to 550,000 shares of common stock may be granted. The option price per share shall not be less than 100% of the fair market value at the date of grant and the options expire 10 years after grant or such shorter period as the compensation committee of the Board so determines. Substantially all of the options vest in equal increments over a five-year period.

        The following summarizes all stock options granted under the plans:

                                      Common          Per Share
                                      Shares       Option Price
   December 31, 1994                 87,500              $13.00
        Granted                      41,500         10.25-11.25
                                    -------
   December 31, 1995                129,000         10.25-13.00
        Granted                      89,125          9.06-10.38
        Canceled                    (10,000)         9.06-13.00
                                    -------
   December 31, 1996                208,125          9.06-13.00
        Granted                      63,500         10.88-14.50
        Canceled                     (3,300)               9.06
        Exercised                      (100)               9.06
                                    -------
   December 31, 1997                268,225          9.06-14.50

        Options for approximately 82,000 shares were exercisable at December 31, 1997.

        Compensation expense under the plans are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as provided by SFAS No. 123, pro forma net income would have been reduced by $.1 million and $.1 million and the pro forma diluted earnings per share would have been $.99 and $.79 for the years ended December 31, 1997 and 1996, respectively.

        The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                        1997               1996
   Expected dividend yield                1%                 1%
   Expected stock price volatility       25%                25%
   Risk-free interest rate              6.5%               7.0%
   Expected life of options          8 years            8 years

        The weighted average exercise price of the options granted during 1997 is $11.59 per share.

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

        The following table sets forth the funded status of the plans and the amount recognized in the Company's consolidated balance sheets:

                                              (In Thousands)
                                               December 31,
                                            1997           1996
   Actuarial present value
     of benefit obligations:
        Vested benefits                 $ 11,068       $ 10,543
                                        --------       --------
        Accumulated benefits            $ 11,619       $ 11,103
                                        --------       --------
   Projected benefits                   $(12,568)      $(12,574)
   Plan assets at fair value
     (equity securities
     and pooled funds)                    14,719         12,948
                                        --------       --------
   Plan assets in excess of
     projected benefit obligation          2,151            374
   Unrecognized net gain                  (3,244)        (1,362)
   Unrecognized
     transition obligation                   163            214
   Unrecognized
     prior service costs                     342            383
                                        --------       --------
        (Accrued) pension cost             $(588)         $(391)
                                        ========       ========

        Actuarial assumptions used at December 31, 1997 and 1996 were as follows:
                                            1997           1996
   Discount rate                            7.0%           7.0%
   Rate of increase in
        compensation levels                 4.5%          5.25%
   Expected long-term rate
        of return on plan assets            8.0%           8.0%


        Net pension expense for these plans for each of the years ended December 31, 1997, 1996 and 1995 approximates $.4 million.

        The Company sponsors an unfunded defined benefit postretirement medical and life insurance plan that covers a majority of its employees until they qualify for Medicare. The plan is contributory for retirees with contributions established annually as a specified dollar amount. The Company funds the postretirement benefit obligation as the costs are incurred. The accrued postretirement benefit cost is approximately $1.4 million at both December 31, 1997 and 1996 and the related expense is approximately $.1 million, $.2 million and $.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The assumed annual rate of increase in cost of covered health care benefits used by the Company in the determination of postretirement benefit information was 6.0% as of December 31, 1997 and 7.0% as of December 31, 1996 and 1995. The assumed discount rate was 7.0% as of December 31, 1997, 1996 and 1995.

   Note 10. Commitments

   In March 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co. in part by issuing 277,778 shares of common stock as a portion of the purchase price. In the acquisition, the Company guaranteed the holders of this common stock a market price of at least $16.20 per share by March 1, 1999. If the market price is less than $16.20 per share, the Company will be required to make a cash payment equal to the difference on March 1, 1999. If the Danner shareholders have the opportunity to sell their common stock under a Company-filed registration statement or under Rule 144 promulgated under the Securities Act of 1933, as amended, and choose not to sell after receiving a Company request to sell, then the Company's obligation can be reduced or eliminated to the extent of the number of shares permitted to be sold based upon the then prevailing market price for the common stock. As of December 31, 1997, approximately half of these shares have been sold with no further obligation on the part of the Company.


   Independent Auditor's Report

   To the Board of Directors and Shareholders of LaCrosse Footwear, Inc.

   We have audited the accompanying consolidated balance sheets of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                               McGLADREY & PULLEN, LLP
   La Crosse, Wisconsin
   February 6, 1998

   [Page 24]

   Quarterly Results of Operations (Unaudited)

   The Company reports its quarterly results of operations on the basis of 13-week periods for each of the first three quarters with the year ending on December 31st.

        The following tabulation presents the Company's unaudited quarterly results of operations for 1997 and 1996.

   Thousands of dollars
   except per share data         First    Second     Third    Fourth
      1997                     Quarter   Quarter   Quarter   Quarter
   -----------------------------------------------------------------
   Net sales                   $32,698   $28,421   $41,884   $42,500
   Gross profit                  8,286     7,652    12,422    12,451
   Operating income              1,565     1,101     5,152     5,338
   Net income                      545       539     2,933     2,762
   Basic earnings per share*       .08       .08       .44       .41
   Diluted earnings per share*    $.08      $.08      $.44      $.41

   Thousands of dollars
    except per share data        First    Second     Third    Fourth
      1996                     Quarter   Quarter   Quarter   Quarter
   -----------------------------------------------------------------
   Net sales                   $22,131   $23,054   $35,714   $41,098
   Gross profit                  5,807     6,107    10,315    11,592
   Operating income                554       651     3,965     4,918
   Net income                      297       276     2,125     2,688
   Basic earnings per share*       .04       .04       .32       .40
   Diluted earnings per share*    $.04      $.04      $.32      $.40

   * There was no impact on quarterly earnings per share when calculated in accordance with Statement of Financial Accounting Standard No. 128.


   Market Information
   The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol BOOT. The following table shows the high and low transaction prices by calendar quarter for the past three years. The approximate number of holders of record of common stock on March 20, 1998 was 400.

                             1st                     2nd                   3rd                  4th     Year end
   1995         $ 8     - 12            $ 8 3/4 - 11 1/4      $10 1/4 - 11 3/4     $ 8 1/2 - 12          $ 8 3/4
   1996         $ 8 3/4 - 12            $ 9 1/4 - 11 3/4      $ 9 1/2 - 10 3/4     $10     - 12 1/4      $10 3/4
   1997         $10 3/4 - 14 3/8        $11     - 13 1/2      $12 1/2 - 17 1/4     $14     - 16          $14 1/2


   Cash Dividends Declared Per Share

   It is the Company's policy to pay annual cash dividends. The chart below shows annual cash dividends declared per share for the past three years:


                                      1997      1996      1995
   Dividends declared per share       $.13      $.11      $.09