Form 10-K, Exhibit 13
period 1998-12-31
LACROSSE FOOTWEAR INC
filed 1999-03-30
CIK 919443

Exhibit 13



Five-Year Summary of Selected Financial Data


Selected Income Statement Data
-------------------------------------------------------------------------------------------------------------------
In Thousands - Year Ended December 31          1998            1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------

Net sales                                   $133,405        $145,503        $121,997         $98,571        $108,319
Operating income                               5,598          13,156          10,088           6,662          11,230
Net income                                     2,260           6,779           5,386           3,328           6,152

Selected Balance Sheet Data
-------------------------------------------------------------------------------------------------------------------
In Thousands - Year Ended December 31          1998            1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------

Working capital                              $44,801         $48,413         $46,811         $34,537         $35,382
Total assets                                  98,615         101,920          92,286          74,862          74,822
Long-term obligations                          9,827          12,499          16,002           4,893           7,340
Shareholders' equity                          63,035          61,848          55,936          51,322          49,154

Selected Share Data
-------------------------------------------------------------------------------------------------------------------
Year Ended December 31                         1998            1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------

Basic earnings per share                        $.34           $1.02            $.80            $.48            $.98
Diluted earnings per share                      $.34           $1.01            $.80            $.48            $.98
Dividends per share                             $.13            $.13            $.11            $.09            $.09

Shares used in
   basic per share calculation (000's)         6,662           6,668           6,668           6,680           6,158
Shares used in
   diluted per share calculation (000's)       6,676           6,713           6,674           6,680           6,158

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Forward-Looking Statements
Certain matters discussed below in this 1998 Annual Report (and, thereby, the 1998 Form 10-K) are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals, as well as the estimated costs and timetable for Year 2000 compliance, are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, adverse weather conditions, dealer inventory levels, actions of companies that compete with the Company, changes in consumer buying patterns, loss of a material customer and the success of third parties regarding compliance with Year 2000 issues. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this 1998 Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview
Net sales generated during the last five months of the year can account for over 55% of the Company's net sales and have a significant impact on the Company's results of operations. Because consumers generally purchase a large percentage of the Company's products from September through January, retail dealers generally want delivery of products from June through October for advance orders and from October through December for restocking (or "fill-in") orders. Generally, mild or dry weather during the late fall and early winter has a negative impact on the Company's net sales for the current year, while cold or wet weather during such time has a favorable impact. Further, weather conditions in one season can affect future net sales, particularly where weather contributes to high or low dealer inventory levels at the season's end. To satisfy demands for its products and to provide for uniform production levels, the Company generally manufactures its footwear products year-round. To assist in production scheduling, the Company's sales force calls on retail dealers from January to June to present the product line, review inventory levels and prepare an advance order. The Company offers price discounts for orders placed prior to July, although advance orders may be canceled at any time. To attempt to balance the flow of shipments and the need for warehouse space, the Company offers extended terms on receivables relating to advance orders to induce retail dealers to allow some shipments of seasonal products prior to the peak shipment period. The advance order terms provide for payment by December 1 (January 1 in the case of Southern dealers). Because of seasonal fluctuations, inventory levels are highest at mid-year and accounts receivable levels are highest during the fourth quarter.
     The Company is gradually shifting its retail product mix to become less dependent on winter weather. This is being accomplished through the growth of the Danner leather product line and the addition of leather and protective clothing product offerings under the LaCrosse brand.
     The Company markets and distributes its products through both the industrial and retail channels of distribution. The less weather-sensitive industrial distribution accounts for approximately 30% of total net sales and serves the food processing, mining, construction and industrial end use markets with protective footwear and clothing. In order to build the less weather-dependent industrial business, the Company in 1996 acquired Rainfair, Inc., a manufacturer and marketer of rainwear and protective clothing.
     Each year, the Company introduces a number of new products. A new product, if successful, can generate growing amounts of net sales during the first two to four years. In some cases, net sales of new products will help to offset adverse factors, such as mild or dry weather or adverse economic conditions.

Results of Operations
The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Income and the percentage change from year to year.

                                                   Percentage of Net Sales          Percentage of Increase (Decrease)
-------------------------------------------------------------------------------------------------------------------

Year Ended December 31                        1998           1997           1996         1998 vs. 1997   1997 vs. 1996
-------------------------------------------------------------------------------------------------------------------
Net sales                                   100.0%         100.0%         100.0%             (8)%             19%
Cost of goods sold                           74.1           72.0           72.3              (6)              19
Gross profit                                 25.9           28.0           27.7             (15)              21
Selling and administrative expenses         (21.7)         (19.0)         (19.4)              5               17
Operating income                              4.2            9.0            8.3             (57)              30
Interest expense                             (1.7)          (1.4)          (1.4)             11               22
Other income                                   .3             .4             .3             (36)              64
Income before income taxes                    2.8            8.0            7.2             (68)              33
Income taxes                                 (1.1)          (3.1)          (2.8)            (68)              33
Minority interest                               -            (.2)             -
Net income                                    1.7%           4.7%           4.4%            (67)%             26%


Year Ended December 31, 1998
Compared to Year Ended December 31, 1997
Net Sales. Net sales in 1998 decreased $12.1 million, or 8.3%, to $133.4 million from $145.5 million in 1997. The mild winter weather across most of the country from December 1997 through the first quarter of 1998 significantly reduced fill-in orders in early 1998 and reduced advance orders for shipment in the third quarter. In addition, the extremely warm and dry weather from mid-November through December 1998 lowered retail demand and nearly eliminated late 1998 fill-in orders. While the Company's dealers ended 1998 with excessive inventory, it is believed the favorable weather conditions in January 1999 reduced inventory levels below last year's levels. Shipments to L.L. Bean were also down approximately $1.3 million as compared to 1997, the result of a decision by L.L. Bean effective July 1998 to replace their handcrafted rubber bottoms purchased from the Company with molded bottoms from another vendor. A full year impact of the L.L. Bean decision will reduce 1999 net sales an additional $.7 to $1.0 million. Further, consumer rainwear shipments were down approximately $1.0 million, primarily as a result of lower shipments to a large discount mass merchant. These decreases were partially offset by a 10% increase in shipments of our less weather-sensitive Danner brand leather products, largely as a result of new products.

Gross Profit. Gross profit as a percentage of net sales decreased to 25.9% in 1998 from 28.0% in 1997. Gross profit margins were adversely affected by unabsorbed factory overhead (the result of lower production levels in response to lower demand), a higher level of closeout sales (primarily related to the transition of the Lake of the Woods(R) brand product line to the LaCrosse(R) brand) and a reduced volume of higher margin fill-in orders in both the first and fourth quarters. The Company believes that shipments of discontinued products will be lower in 1999 and that reserves are adequate to cover any potential losses on discontinued products. In addition, production was discontinued at the Company's factory in Virginia, and transferred to another Company facility, which negatively impacted margins by approximately .2%.

Selling and Administrative Expenses. Selling and administrative expenses increased $1.3 million, or 5%, in 1998 as compared to 1997. The increase in selling and administrative expenses was a result of a planned increase in consumer advertising, increased selling and marketing expenses in support of the growth of the Danner brand, increased spending on product development and increased warehousing costs to support the Lake of the Woods brand and as a result of the consolidation of the Company's industrial warehousing. These increases more than offset sales volume related decreases in variable expense. As a percent of net sales, selling and administrative expenses increased from 19.0% in 1997 to 21.7% in 1998, largely as a result of higher planned expenses and lower sales volume.

Interest Expense. Interest expense increased $220,000, or 11%, in 1998 as compared to 1997. The increase was primarily the result of $2.4 million in additional short-term borrowings for the January 1998 purchase of all Rainfair, Inc. common stock held by the former principal owner. In addition, higher inventory levels throughout the year, primarily the result of lower fill-in sales during the winter of 1997-98, contributed to increased borrowings.

Income Tax Expense. The Company's effective income tax rate in 1998 was 39.2%, the same as the 1997 income tax rate.

Year Ended December 31, 1997
Compared to Year Ended December 31, 1996
Net Sales. Net sales in 1997 increased $23.5 million, or 19%, to $145.5 million from $122.0 million in 1996. The increase in net sales was largely attributable to the July 1997 acquisition of the Lake of the Woods product line, which added approximately $5.2 million in net sales, along with an additional $15.2 million of net sales contributed by Rainfair and Red Ball, mainly as a result of including a full year of sales in 1997 as compared to 1996 when sales were included from their May acquisition dates. Danner net sales increased $2.7 million in 1997 compared to 1996 mainly due to increased sales of hiking boots and work boots, due in part to new product introductions. Net sales of LaCrosse products were up less than 1% with increased sales in injection molded vinyl knee boots largely offset by a weather-related decrease in cold weather pac boot sales, the result of the mild weather in December 1997. This mild weather in December 1997, coupled with mild weather during the first quarter of 1998, resulted in dealers having excess inventories in certain product categories.

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

Interest Expense. Interest expense increased $363,000, or 22%, in 1997 as compared to 1996. The increase was a result of a higher level of average borrowings needed to provide the working capital in support of the increased sales of Lake of the Woods, Rainfair and the Red Ball product lines, which were acquired in July 1997, May 1996 and May 1996, respectively.

Income Tax Expense. The Company's effective income tax rate in 1997 was 39.2%, the same as the 1996 income tax rate.

Liquidity and Capital Resources
The Company has historically financed its operations with cash generated from operations, long-term lending arrangements and short-term borrowings under its line of credit. The Company requires working capital primarily to support fluctuating accounts receivable and inventory levels caused by the Company's seasonal business cycle. The Company's working capital needs are lowest in the first quarter and highest from August through October. The Company invests excess cash balances in short-term investment grade securities or money market investments.
     In May 1996, the Company renegotiated its unsecured credit agreement with Firstar Bank Milwaukee, N.A. as the lead bank. Under the terms of the revised agreement, the maximum amount of borrowings were increased to $62.5 million, including a $12.5 million term loan, from the previous maximum level of $30.0 million. The $12.5 million term loan, which was primarily used to fund acquisitions, is due December 31, 2001 and requires quarterly payments of $.4 million which commenced in March 1998. The credit agreement expires on May 31, 1999.
     In July 1997, the Company acquired all of the outstanding shares of capital stock of Pro-Trak Corporation, the company that operated under the Lake of the Woods tradename. The purchase price, including the assumption of liabilities, was approximately $7.3 million. Lake of the Woods was a designer, manufacturer and marketer of branded leather footwear for both the outdoor and occupational segment of the market. During 1998, the Company began the transition of the Lake of the Woods brand product line to the LaCrosse brand, which has broader market recognition.
     Cash generated by operations in 1998 amounted to $5.5 million compared to $2.1 million in 1997. Net income in 1998 decreased $4.5 million from the 1997 level, however this was more than offset by a $4.2 million reduction in receivables (as compared to a $4.0 million increase in 1997). The reduction in receivables as of December 31, 1998 was primarily the result of a 25% reduction in sales in December 1998 as compared to the prior year. During 1998, inventories increased $.6 million, primarily as a result of lower than anticipated net sales during November and December 1998. Accounts payable decreased $2.9 million from the 1997 level, reflecting lower production levels during December 1998. In 1997, cash generated by operations amounted to $2.1 million as compared to $9.7 million in 1996. Despite a $1.4 million increase in net income in 1997 as compared to 1996, cash generated by operating activities was down $7.6 million from 1996. An increase in accounts receivable, primarily as a result of changing the terms on fill-in orders, and a $3.3 million increase in inventories compared to a $2.1 million decrease in 1996 were the primary reasons for the reduction in cash generated by operations. Inventories increased primarily as a result of an increase in Red Ball inventories to support the anticipated increase in Red Ball sales.
     Net cash used in investing activities during 1998 was $6.6 million, up from $3.7 million in 1997. During 1998, spending on property and equipment was up approximately $.9 million from the prior year primarily as a result of the construction of a product design/development center and the  purchase  of  Enterprise  Resource  Planning  (ERP)  software.  The ERP software will be installed during 1999 and 2000, replacing the Company's existing operating software. It is anticipated that capital expenditures in 1999 will be at approximately the same level as in 1998. Also contributing to the 1998 increase in cash used in investing activities was the January 1998 purchase of all of the Rainfair, Inc. common stock held by the former principal owner for approximately $2.4 million, which made Rainfair, Inc. a 100% owned subsidiary of the Company. During 1997, net cash used in investing activities was $3.7 million, down significantly from $14.2 million in 1996. During 1996, over $11.0 million of cash was invested in the Rainfair acquisition and the purchase of the Red Ball trademarks. The only acquisition during 1997 was the purchase of Pro-Trak Corporation for approximately book value, which did not result in a significant use of cash for investing activities. Purchases of property and equipment, which accounted for the bulk of the cash used in investing activities during 1997, were $3.4 million in 1997 as compared to $3.1 million in 1996.
     Net cash provided by financing activities was $1.1 million in 1998 as compared to a usage of $4.7 million in 1997. During 1998, additional short-term borrowings provided $5.5 million of cash, which was primarily used to repay $3.3 million of long-term debt. Cash dividends of $.9 million and the repurchase of $.2 million of common stock used an additional $1.1 million of cash in 1998. During 1997, $8.0 million of debt was repaid and $.7 million of dividends were paid, which were partially offset by $4.0 million of additional short-term borrowings.
     In March 1995, the Company announced plans to repurchase up to 130,000 shares of common stock in the open market. During the third and fourth quarters of 1998, the Company repurchased 25,000 shares at a cost of $227,000. This brings the total shares repurchased to 75,000 shares.
     The Company's debt to total capital ratio was 25.9% at December 31, 1998, 24.3% at December 31, 1997 and 24.2% at December 31, 1996.
     In March 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co., in part by issuing 277,778 shares of common stock as a portion of the purchase price. In the acquisition, the Company guaranteed the holders of this common stock a market price of at least $16.20 per share by March 1, 1999. If the market price of the remaining 135,178 shares subject to this guarantee is less than $16.20 per share, the Company will be required to make a cash payment equal to the difference shortly after March 1, 1999. As of December 31, 1998, the common stock of the Company closed at $9.25 per share which would indicate an obligation of the Company to such shareholders of $939,000.
     Currently available funds, including the line of credit, together with the anticipated cash flows generated from future operations, are believed to be adequate to cover the Company's anticipated capital and working capital needs during 1999.
     From time to time, the Company evaluates acquisitions of businesses or product lines that could complement the Company's business. The Company has no present understandings, commitments or agreements with respect to any acquisition. However, if the Company makes significant future acquisitions, it may be required to raise funds through additional bank financing or the issuance of debt or equity securities.

Year 2000
The Year 2000 (Y2K) issue is the result of computer programs using a two digit format, as opposed to four digits, to indicate the year. Such computer systems may be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to a disruption in operations.
     The Company began work on Y2K issues in early 1997. In early 1998, the Company established a team of people (Y2K team) to evaluate whether, and to what extent, the Year 2000 issue would impact the Company's business. While the Company sells no products which are impacted by the Y2K issue, the team did review application programs, operating systems and equipment used in operations. A vendor contact program was established which to date has uncovered no material issues. The Y2K team is monitoring the Company's progress in resolving all Y2K issues. To date, the Company is not aware of any Y2K issues which cannot be resolved in a timely manner.
     The Company is using outside consultants to address the Y2K issue for the application programs at one subsidiary, otherwise all work is being done internally. The Company believes it will be Y2K compliant by the second quarter of 1999, except for one subsidiary which is scheduled to be compliant during the third quarter of 1999. The Company currently estimates that it will spend approximately $300,000 during the years 1997 through 1999 to address the Y2K issue, with approximately $125,000 of these funds to be expended during 1999. These costs include the use of outside consultants, the purchase of new and/or updated software where required, the purchase of new equipment and the internal costs to change application programs. The estimated costs of Y2K compliance do not give effect to any future corporate acquisitions made by the Company or its subsidiaries.
     The Company does not believe that the implementation of its Y2K compliance plan will have a material effect on the Company's business operations, financial condition, liquidity or capital resources. Management of the Company believes it has an effective program in place to address the Y2K issue in a timely manner. As a component of the Company's Y2K compliance plan, the Company will be developing contingency plans to mitigate the effects of potential problems experienced by it or its key vendors or suppliers in the timely implementation of its Y2K compliance plan. Nevertheless, since it is not possible to anticipate all future outcomes, especially when third parties are involved, there could be circumstances in which the Company's operations would be adversely affected.

Consolidated Balance Sheets
December 31, 1998 and 1997

                                                                         (In Thousands)
-----------------------------------------------------------------------------------------------

Assets                                                                  1998              1997
-----------------------------------------------------------------------------------------------
Current Assets
     Cash and cash equivalents                                          $364              $426
     Trade accounts receivable,
         less allowances of $1.0 and $1.6 million                     23,151            27,390
     Inventories (Note 3)                                             39,698            39,073
     Prepaid expenses and deferred tax assets (Note 4)                 4,289             4,670
                                                                     -------           -------
              Total current assets                                    67,502            71,559
                                                                     -------           -------
Property and Equipment
     Land and land improvements and buildings                          7,997             6,678
     Machinery and equipment                                          29,389            26,896
                                                                     -------           -------
                                                                      37,386            33,574
     Less accumulated depreciation                                    23,384            20,299
                                                                     -------           -------
                                                                      14,002            13,275
                                                                     -------           -------
Other Assets
     Goodwill, net of amortization of
         $2.6 and $1.9 million (Note 2)                               14,125            13,946
     Deferred tax and other assets (Note 4)                            2,986             3,140
                                                                     -------           -------
                                                                      17,111            17,086
                                                                     -------           -------
                                                                     $98,615          $101,920
                                                                     =======           =======
Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------
Current Liabilities
     Current maturities of long-term obligations (Note 5)             $2,669            $3,349
     Notes payable, bank (Note 5)                                      9,500             4,000
     Accounts payable                                                  3,469             6,385
     Accrued expenses (Note 7)                                         7,063             9,412
                                                                     -------           -------
              Total current liabilities                               22,701            23,146
                                                                     -------           -------
Long-Term Obligations (Note 5)                                         9,827            12,499

Compensation and Benefits (Note 9)                                     3,052             2,921

Commitments and Contingencies (Notes 6, 8, 9 and 10)

Minority Interest in Subsidiary (Note 2)                                   -             1,506

Shareholders' Equity
     Common stock, par value $.01 per share;
         authorized 50,000,000 shares; issued
         and outstanding, 6,717,627 shares (Note 8)                       67                67
     Additional paid-in capital (Note 10)                             27,582            27,579
     Retained earnings (Note 5)                                       36,041            34,645
     Less - cost of 73,200 and 49,900 shares of treasury stock         (655)             (443)
                                                                     -------           -------
              Total shareholders' equity                              63,035            61,848
                                                                     -------           -------
                                                                     $98,615          $101,920
                                                                     =======           =======


See Notes to Consolidated Financial Statements.


Consolidated Statements of Income
Years Ended December 31, 1998, 1997 and 1996

                                                                                       (In Thousands,
                                                                            except for share and per share data)
----------------------------------------------------------------------------------------------------------------------

                                                                              1998             1997              1996
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                   $133,405         $145,503          $121,997
Cost of goods sold                                                            98,829          104,692            88,176
                                                                             -------          -------           -------
              Gross profit                                                    34,576           40,811            33,821
Selling and administrative expenses                                           28,978           27,655            23,733
                                                                             -------          -------           -------
              Operating income                                                 5,598           13,156            10,088
Non-operating income (expense):
     Interest expense                                                         (2,263)          (2,043)           (1,680)
     Miscellaneous                                                               381              593               361
                                                                             -------          -------           -------
                                                                              (1,882)          (1,450)           (1,319)
                                                                             -------          -------           -------
              Income before income taxes                                       3,716           11,706             8,769
Provision for income taxes (Note 4)                                            1,456            4,588             3,440
                                                                             -------          -------           -------
              Net income before minority interest                              2,260            7,118             5,329
Minority interest in net (income) loss of subsidiary                               -            (339)                57
                                                                             -------          -------           -------
              Net income                                                      $2,260           $6,779            $5,386
                                                                             =======          =======           =======
     Basic earnings per share                                                  $0.34            $1.02              $.80
                                                                             =======          =======           =======
     Diluted earnings per share                                                $0.34            $1.01              $.80
                                                                             =======          =======           =======
Weighted average shares outstanding:
     Basic earnings per share                                              6,661,683        6,667,702         6,667,627
     Diluted earnings per share                                            6,675,708        6,712,975         6,673,539

See Notes to Consolidated Financial Statements.



Consolidated Statements of Shareholders' Equity
Years Ended December 31, 1998, 1997 and 1996

                                                            (In Thousands, except for share and per share data)
-----------------------------------------------------------------------------------------------------------------------


                                                                  Additional                                      Total
                                                        Common       Paid-In       Retained    Treasury   Shareholders'
                                                         Stock       Capital       Earnings       Stock          Equity
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                 $67       $27,579        $24,119       $(443)        $51,322
     Net income                                              -             -          5,386           -           5,386
     Common stock dividends
         ($.11 per share)                                    -             -           (733)          -            (733)
     6% preferred stock dividends                            -             -            (39)          -             (39)
                                                       ----------------------------------------------------------------
Balance, December 31, 1996                                  67        27,579         28,733        (443)         55,936
     Net income                                              -             -          6,779           -           6,779
     Common stock dividends
         ($.13 per share)                                    -             -           (867)          -            (867)
                                                       ----------------------------------------------------------------
Balance, December 31, 1997                                  67        27,579         34,645        (443)         61,848
     Net income                                              -             -          2,260           -           2,260
     Common stock dividends
         ($.13 per share)                                    -             -           (864)          -            (864)
     Purchase of 25,000 shares
         of treasury stock                                   -             -              -        (227)           (227)
     Issuance of 1,700 shares
         of treasury stock                                   -             3              -          15              18
                                                       ----------------------------------------------------------------
Balance, December 31, 1998                                 $67       $27,582        $36,041       $(655)        $63,035
                                                       ================================================================


See Notes to Consolidated Financial Statements.


Consolidated Statements of Cash Flows
Years Ended December 31, 1998, 1997 and 1996

                                                                                  (In Thousands)
-------------------------------------------------------------------------------------------------------------------
                                                                        1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
     Net income                                                        $2,260           $6,779             $5,386
     Adjustments to reconcile net income to
         net cash provided by operating activities:
         Depreciation                                                   3,437            3,180              2,925
         Amortization                                                     680              572                513
         Other                                                            126              386                (34)
         Deferred income taxes                                            207               86                (62)
         Change in assets and liabilities,
              net of effects from acquisitions
              in 1997 and 1996:
                  Trade accounts receivable                             4,239           (4,033)            (2,145)
                  Inventories                                            (625)          (3,316)             2,136
                  Accounts payable                                     (2,916)          (1,065)               279
                  Accrued expenses and other                           (1,900)            (462)               712
                                                                      -------           ------            -------
                      Net cash provided by operating activities         5,508            2,127              9,710
Cash Flows from Investing Activities
     Purchase of the minority interest in Rainfair, Inc.               (2,365)              -                  -
     Acquisition of Rainfair, Inc., net of cash acquired                   -                -              (9,597)
     Acquisition of Pro-Trak Corporation,
         net of cash acquired                                              -                77                 -
     Purchase of property and equipment                                (4,288)          (3,364)            (3,060)
     Purchase of trademarks                                                -                -              (1,439)
     Other                                                                 11             (416)               (67)
-------------------------------------------------------------------------------------------------------------------
                      Net cash (used in) investing activities          (6,642)          (3,703)           (14,163)
Cash Flows from Financing Activities
     Proceeds from long-term obligations                                   -                -              12,500
     Principal payments on long-term obligations                       (3,352)          (7,981)            (1,742)
     Net proceeds from short-term borrowings                            5,500            4,000                 -
     Cash dividends paid                                                 (867)            (733)              (668)
     Purchase of redeemable preferred stock                                -                -              (1,957)
     Other                                                               (209)              -                  -
-------------------------------------------------------------------------------------------------------------------
                      Net cash provided by (used in)
                           financing activities                         1,072           (4,714)             8,133
                      Increase (decrease) in cash and
                           cash equivalents                               (62)          (6,290)             3,680
Cash and cash equivalents:
     Beginning                                                            426            6,716              3,036
-------------------------------------------------------------------------------------------------------------------
     Ending                                                              $364             $426             $6,716
-------------------------------------------------------------------------------------------------------------------
Supplemental Information
     Cash payments for:
         Interest                                                      $2,178           $1,891             $1,594
         Income taxes                                                  $2,101           $4,055             $2,939


See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies
Nature of business:
The Company designs, manufactures and markets premium quality protective footwear and clothing for sale principally throughout the United States.

Significant accounting policies:
Principles of consolidation: The 1998 consolidated financial statements include the accounts of LaCrosse Footwear, Inc. and its wholly owned subsidiaries (the "Company"). The 1997 and 1996 consolidated financial statements include a 50% owned subsidiary where the Company had board, operating and financial control. The Company acquired 100% ownership of its 50% owned subsidiary in January 1998 (Note 2). All material intercompany accounts and transactions have been eliminated in consolidation.

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

Advertising and promotion:
The Company advertises and promotes its products through national and regional media, displays, catalogs and through cooperative advertising programs with retailers. Costs for these advertising and promotional programs are generally charged to expense as incurred. Advertising and promotional expense included in the consolidated statements of income for the years ended December 31, 1998, 1997 and 1996 is approximately $2.9, $2.2, and $2.1 million, respectively.

Stock-based compensation:
The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, since the Company grants options where the exercise price is equal to the market price at the date of the grant, no compensation costs have been recognized. Disclosures about the fair value of outstanding stock options are contained in Note 8.

Earnings per share:
Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," requires the presentation of earnings per share by all entities that have common stock or potential common stock (such as options and convertible securities) outstanding that trade in a public market. Because the Company has potential common stock outstanding, as discussed in Note 8, the Company is required to present basic and diluted earnings per share. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.
     The numerators are the same for the basic and diluted earnings per share computations for all years presented. The impact of the stock options on the denominators of the diluted earnings per share computation was to increase the shares outstanding by 14,025 shares, 45,273 shares, and 5,912 shares for the years ended December 31, 1998, 1997 and 1996, respectively.

Recent accounting pronouncements:
The Company adopted SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," as of January 1, 1998. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans, however, it does require additional information on changes in the benefit obligations and fair values of plan assets in order to facilitate financial analysis.

Note 2. Acquisitions
In July 1997, the Company acquired all of the outstanding shares of capital stock of Pro-Trak Corporation, which operated under the Lake of the Woods trade name. The total purchase price was approximately $7.3 million which included the immediate paydown of liabilities of $6.6 million. The acquisition has been accounted for as a purchase. Accordingly, the purchase price has been allocated to assets and liabilities based on their estimated fair values as of the date of acquisition.
     In May 1996, the Company and the former principal owner of Rainfair, Inc. established a new corporation and each purchased one-half of the new corporation's common stock for $1,250,000. The Company also purchased all of the new corporation's outstanding preferred stock for $500,000. On May 31, 1996, this 50% owned subsidiary of the Company purchased substantially all of the assets of Rainfair, Inc. for approximately $10.9 million in cash and approximately $1.4 million in assumed liabilities for an aggregate purchase price of approximately $12.3 million. The name of the subsidiary was changed to Rainfair, Inc. ("Rainfair") in June 1996 after the completion of the acquisition. The Company loaned Rainfair approximately $8.0 million (secured by all assets of Rainfair) to fund the portion of the purchase price which was not funded by the initial capital contributions. The acquisition has been accounted for as a purchase. Accordingly, the purchase price was allocated to assets and liabilities based on 50% of their estimated fair values and 50% of the predecessor's historical cost as of the date of acquisition.
     In January 1998, the Company purchased all Rainfair common stock of the former principal owner for approximately $2.4 million. The purchase price resulted in a decrease in minority interest of approximately $1.5 million and an increase in goodwill of approximately $.9 million.

Note 3. Inventories
A summary of inventories is as follows:

                                         (In Thousands)
                                           December 31,
                                         1998        1997

Finished goods                         $29,622     $28,889
Work in process                          1,536       1,967
Raw materials                            8,540       8,217
                                      --------    --------
Total inventories                      $39,698     $39,073
                                      ========    ========

     If all inventories were valued on the FIFO method, total inventories for 1998 and 1997 would have been $42.5 and $42.2 million, respectively.

Note 4. Income Tax Matters
Net deferred tax assets and liabilities consist of the following components:

                                           (In Thousands)
                                            December 31,
                                          1998        1997
Deferred tax assets:
   Receivable allowances                  $455        $531
   Inventory differences                   324         365
   Compensation and benefits             1,997       1,969
   Insurance reserves and other            453         416
                                       -------     -------
                                         3,229       3,281
Deferred tax liabilities,
         principally intangibles           819         664
                                       -------     -------
                                        $2,410      $2,617
                                       =======     =======

     The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

                                          (In Thousands)
                                           December 31,

                                          1998        1997
Current assets                          $1,993      $2,132
Noncurrent assets                          417         485
                                       -------     -------
                                        $2,410      $2,617
                                       =======     =======

     The provision for income taxes consists of the following:

                                    (In Thousands)
                                Years Ended December 31,
                              1998        1997        1996
Current:
   Federal                    $892      $3,684      $2,947
   State                       357         818         555
Deferred                       207          86         (62)
                            ------      ------      ------
                            $1,456      $4,588      $3,440
                            ======      ======      ======
15

     The differences between statutory federal tax rates and the effective tax rates are as follows:

                               Years Ending December 31,
                              1998        1997        1996
Statutory federal
   tax rate                  35.0%       35.0%       35.0%
State taxes, net
   of federal tax
   benefit and other          4.2         4.2         4.2
                             ----        ----        ----
Effective tax rate           39.2%       39.2%       39.2%
                             ====        ====        ====

Note 5. Financing Arrangements
Credit agreement:
The Company has a $62.5 million unsecured credit agreement. Under the agreement, the Company has (1) a $50 million revolving line of credit which expires on May 31, 1999 ($10 million of which can be used to support letters of credit) and (2) a $12.5 million term loan due December 31, 2001. At the Company's option, the interest rate is either the bank's prime rate or LIBOR plus .75% or 1% for the revolving line of credit and LIBOR plus 1% or 1.25% for the term loan, depending upon the Company's leverage ratio (LIBOR plus .75% and LIBOR plus 1% for the revolving line of credit and term loan, respectively, as of December 31, 1998). The credit agreement contains various covenants, including minimum consolidated tangible net worth, sale of assets, indebtedness, current ratio, interest coverage ratio and leverage ratio. The revolving line of credit is used to finance peak inventory and accounts receivable levels and commitments for letters of credit. At December 31, 1998 and 1997, there was $9.5 million and $4.0 million outstanding under the revolving line of credit and there were letter of credit commitments outstanding of $3.7 million and $2.9 million, respectively. In 1998, the Company entered into interest rate swap agreements to manage its exposure to interest rate fluctuations on its floating rate debt. As of December 31, 1998, the Company had swap agreements in effect totaling $11.0 million, of which $7.0 million will mature in 2002 with $4.0 million maturing in 2003. The variable rate borrowings not offset by swap agreements at December 31, 1998, totaled $9.4 million.

     Long-term obligations:
                                            (In Thousands)
                                             December 31,
                                            1998        1997
Term loan under credit agreement,
   due in quarterly payments of
   $.4 million through December 31,
   2001, interest payable monthly          $10,900     $12,500
10.26% and 10.73% unsecured
   notes payable, due in annual
   installments of $1.7 million
   excluding interest, interest
   payable semi-annually(a)                  1,028       2,743
Other                                          568         605
                                           -------     -------
                                            12,496      15,848
Less current maturities                      2,669       3,349
                                           -------     -------
                                            $9,827     $12,499
                                           =======     =======

(a) The loan agreement contains various covenants, including minimum tangible net worth, working capital, current ratio, permitted indebtedness, net income before income taxes to interest expense and total permitted investments and restricted payments. Retained earnings available for dividends under these agreements amount to approximately $12.8 million at December 31, 1998.

     Maturities of long-term obligations for the next five years are as follows (in millions): 1999, $2.7; 2000, $1.7; 2001, $7.8; 2002, $0; 2003, $0 and $.3
thereafter.

Note 6. Lease Commitments and Total Rental Expense
The Company leases office space, retail stores, manufacturing facilities, equipment and warehouse space under non-cancelable agreements which expire on various dates through 2009 and are recorded as operating leases. The total rental expense included in the consolidated statements of income for the years ended December 31, 1998, 1997 and 1996 is approximately $1.9, $1.8, and $1.6 million, respectively. Approximate future minimum lease payments are as follows (in millions): 1999, $1.7; 2000, $1.6; 2001, $.7, 2002, $.5; 2003, $.5 and $1.9
thereafter.

Note 7. Accrued Expenses
Accrued expenses are comprised of the following:

                                          (In Thousands)
                                            December 31,
                                          1998        1997

Compensation                            $3,000      $4,311
Workers' compensation
   insurance                               665         824
Income taxes payable                       662       1,514
Other, including dividends               2,736       2,763
                                        ------      ------
Total accrued expenses                  $7,063      $9,412
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

                              Common           Per Share
                              Shares         Option Price
December 31, 1995             129,000         $10.25-13.00
   Granted                     89,125           9.06-10.38
   Canceled                   (10,000)          9.06-13.00
                             -------
December 31, 1996             208,125           9.06-13.00
   Granted                     63,500          10.88-14.50
   Canceled                    (3,300)                9.06
   Exercised                     (100)                9.06
                             --------
December 31, 1997             268,225           9.06-14.50
   Granted                     58,563           8.75-14.25
   Canceled                   (23,275)          9.06-14.25
   Exercised                   (1,700)          9.06-10.88
                             --------
December 31, 1998             301,813           9.06-14.50

     Options for approximately 128,000 shares were exercisable at December 31, 1998.
     Compensation expense under the plans is accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as provided by SFAS No. 123, pro forma net income would have been reduced by $.1 million and $.1 million and the pro forma diluted earnings per share would have been $.32 and $.99 for the years ended December 31, 1998 and 1997, respectively.
     The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                          1998        1997

Expected dividend yield                     1%          1%
Expected stock price volatility            25%         25%
Risk-free interest rate                   6.5%        6.5%
Expected life of options               7 years     8 years

     The weighted average exercise price of the options granted during 1998 is $13.84 per share.

Note 9. Compensation and Benefit Agreements
The Company has defined benefit pension plans covering a majority of its employees. Eligible employees are entitled to monthly pension benefits beginning at normal retirement age (65). The monthly benefit payable at the normal retirement date under the Company's pension plans is equal to a specified dollar amount or percentage of average monthly compensation, as defined in the plans, multiplied by years of benefit service (maximum of 38 years). The Company's funding policy is to make not less than the minimum contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. In 1998, the Company's union pension plan was amended to increase the benefit rate for participants retiring or terminating after September 30, 1998. The amendment resulted in increases of approximately $1.0 million in both unrecognized prior service cost and projected benefit obligation as of December 31, 1998.
     The Company sponsors an unfunded defined benefit postretirement medical and life insurance plan that covers a majority of its employees until they qualify for Medicare. The plan is contributory for retirees with contributions established annually as a specified dollar amount. The Company funds the postretirement benefit obligation as the costs are incurred.

     Information   relative  to  the   Company's   defined   pension  and  other
postretirement benefit plans is presented below.

                                                      Pension Benefits            Other Benefits
                                                        (In Thousands)             (In Thousands)
                                                          December 31,              December 31,
                                                       1998          1997          1998       1997
Changes in benefit obligations:
   Obligations at beginning of year                   $ 12,568     $ 12,574     $    797     $  1,328
   Service cost                                            443          471           74           22
   Interest cost                                           856          844           89           60
   Plan amendment                                          996         --           --           --
   Benefits paid                                          (603)        (685)         (34)        (112)
   Actuarial losses (gains)                               (308)        (636)         469         (501)
                                                      --------     --------     --------     --------
   Obligations at end of year                         $ 13,952     $ 12,568     $  1,395     $    797
                                                      ========     ========     ========     ========

Changes in plan assets:
   Fair value of assets at beginning of year          $ 14,719     $ 12,948     $   --       $   --
   Actual return on assets                               1,977        2,410         --           --
   Company contributions                                    34           46           34          112
   Participant contributions                              --           --             27           41
   Benefits paid                                          (603)        (685)         (61)        (153)
                                                      --------     --------     --------     --------
   Fair value of assets at end of year                $ 16,127     $ 14,719     $      -     $      -
                                                      ========     ========     ========     ========
Funded status at end of year:
   Plan assets in excess of (less than) obligations   $  2,175     $  2,151     $ (1,395)    $   (797)
   Unrecognized gains                                   (4,267)      (3,244)        (914)      (1,484)
   Unrecognized prior service cost                       1,291          342         --           --
   Unrecognized transition obligation                      112          163          847          917
                                                      --------     --------     --------     --------
   Accrued benefit cost                               $   (689)    $   (588)    $ (1,462)    $ (1,364)
                                                      ========     ========     ========     ========
Cost recognized during the year:
   Service cost                                       $    443     $    471     $     74     $     22
   Interest cost                                           856          844           89           60
   Expected return on plan assets                       (1,156)      (1,017)        --           --
   Amortization of prior losses (gains)                   (106)          30         (101)         (66)
   Amortization of prior service cost                       47           31         --           --
   Amortization of transition obligation                    51           51           70           70
                                                      --------     --------     --------     --------
   Net periodic benefit cost                          $    135     $    410     $    132     $     86
                                                      ========     ========     ========     ========
Assumptions used in computations:
   Discount rate                                           7.0%         7.0%         7.0%         7.0%
   Rate of compensation increase                           4.5%         4.5%         N/A          N/A
   Expected return on plan assets                          8.0%         8.0%           *            *

* This plan does not have separate assets, so there is no actual or expected return on plan assets.

     For measurement purposes, a 6 percent annual rate of increase in the cost of covered health care benefits was assumed for 1998 and 1997. A one-percentage-point change in the assumed rates of health care cost increase would have the following effects relative to 1998 amounts included above for the other benefit plans (in thousands):

                                                  Increase          Decrease
--------------------------------------------------------------------------------

Effect on total of service and interest
 cost components                                     $18                $(16)
Effect on postretirement benefit obligation          108                 (96)

Note 10. Commitments
In March 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co. in part by issuing common stock as a portion of the purchase price. In the acquisition, the Company guaranteed the holders of this common stock a market price of at least $16.20 per share by March 1, 1999. If the market price of the remaining 135,178 shares subject to the guarantee is less than $16.20 per share, the Company will be required to make a cash payment equal to the difference shortly after March 1, 1999. Based on the December 31, 1998 closing market price, the Company's obligation would be approximately $939,000.

Note 11. Enterprise-wide Disclosures
Segment information is not presented since all of the Company's revenue is attributed to a single reportable segment. Information about the Company's groups of products within its one segment is presented below.

                                 (In Thousands)
                            Years Ending December 31,
                            1998        1997        1996

Footwear                  $115,643    $126,750    $112,164
Protective clothing         17,762      18,753       9,833
                          --------    --------    --------
                          $133,405    $145,503    $121,997
                          ========    ========    ========

     The following table presents information about the Company's revenue attributed to countries based on the location of the customer.

                                  (In Thousands)
                             Years Ending December 31,
                            1998        1997        1996

United States             $128,570    $142,459    $119,705
Foreign Countries            4,835       3,044       2,292
                          --------    --------    --------
                          $133,405    $145,503    $121,997
                          ========    ========    ========

     All long-lived assets are located in the United States.

     No single customer provided revenue of 10% or more of consolidated revenues in any of the years presented.


Independent Auditors' Report

To the Board of Directors and Shareholders of LaCrosse Footwear, Inc.

We have audited the accompanying consolidated balance sheets of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                                    McGLADREY & PULLEN, LLP
La Crosse, Wisconsin
February 5, 1999

Quarterly Results of Operations (Unaudited)

The Company reports its quarterly results of operations on the basis of 13-week periods for each of the first three quarters with the year ending on December 31st.
     The following tabulation presents the Company's unaudited quarterly results of operations for 1998 and 1997.

Thousands of dollars except per share data - 1998      First Quarter    Second Quarter    Third Quarter    Fourth Quarter

Net sales                                                  $29,936           $29,461          $37,506           $36,502
Gross profit                                                 7,767             7,689           10,160             8,960
Operating income                                               633               483            2,836             1,646
Net income                                                     189                12            1,321               738
Basic earnings per share                                       .03               .00              .20               .11
Diluted earnings per share                                    $.03              $.00             $.20              $.11

Thousands of dollars except per share data - 1997      First Quarter    Second Quarter    Third Quarter    Fourth Quarter

Net sales                                                  $32,698           $28,421          $41,884           $42,500
Gross profit                                                 8,286             7,652           12,422            12,451
Operating income                                             1,565             1,101            5,152             5,338
Net income                                                     545               539            2,933             2,762
Basic earnings per share                                       .08               .08              .44               .41
Diluted earnings per share                                    $.08              $.08             $.44              $.41

Market Information
The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol BOOT. The following table shows the high and low transaction prices by calendar quarter for the past three years. On March 26, 1999, there were approximately 325 shareholders of record and approximately 2,400 beneficial owners of the Company's common stock.

                     1st               2nd                 3rd                4th              Year-end
1996           $8 3/4 - 12       $9 1/4 - 11 3/4     $9 1/2 - 10 3/4     $10     - 12 1/4       $10 3/4
1997          $10 3/4 - 14 3/8  $11     - 13 1/2    $12 1/2 - 17 1/4     $14     - 16           $14 1/2
1998          $11 1/2 - 14 1/8  $11 3/8 - 12 1/2     $7 3/4 - 11 1/2      $7 3/4 - 10            $9 1/4

Cash Dividends Declared Per Share
It is the Company's policy to pay annual cash dividends. The chart below shows annual cash dividends declared per share for the past three years:

                                   1998                1997              1996

Dividends declared per share       $.13                $.13              $.11

Market Risk Management
The Company enters into interest rate swap agreements ("Swap Agreements") to reduce its exposure to interest rate fluctuations on its floating rate debt. The Swap Agreements exchange floating rate for fixed rate interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent an amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. As of December 31, 1998, the Company had Swap Agreements in effect totaling $11.0 million notional amount, of which $7.0 million will mature in 2002 with another $4.0 million maturing in 2003. The variable rate borrowings not offset by Swap Agreements at December 31, 1998 totaled $9.4 million. Swap Agreement rates are based on the three-month LIBOR rate. Based on average floating rate borrowings outstanding throughout fiscal year 1998, a 100-basis point change in LIBOR would have caused the Company's monthly interest expense to change by approximately $16,000. The Company believes that these amounts are not material to the earnings of the Company.

20