Form 10-K405, Exhibit 13
period 1999-12-31
LACROSSE FOOTWEAR INC
filed 2000-03-30
CIK 919443

Five-Year Summary of Selected Financial Data

Selected Income Statement Data
Year Ended December 31


(In Thousands)                             1999           1998           1997          1996           1995
-------------------------------------------------------------------------------------------------------------------
Net sales                              $124,328       $133,405       $145,503      $121,997        $98,571
Operating income (loss)                  (2,208)         5,598         13,156        10,088          6,662
Net income (loss)                        (2,637)         2,260          6,779         5,386          3,328


Selected Balance Sheet Data
Year Ended December 31



(In Thousands)                             1999           1998           1997          1996           1995
-------------------------------------------------------------------------------------------------------------------
Working capital                         $40,792        $44,801        $48,413       $46,811        $34,537
Total assets                             98,020         98,615        101,920        92,286         74,862
Long-term obligations                    10,702          9,827         12,499        16,002          4,893
Shareholders' equity                     56,388         63,035         61,848        55,936         51,322



Selected Share Data
Year Ended December 31

                                           1999           1998           1997          1996           1995
-------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share          $ (.41)        $  .34         $ 1.02        $  .80         $  .48
Diluted earnings (loss) per share        $ (.41)        $  .34         $ 1.01        $  .80         $  .48
Dividends per share                      $  .13         $  .13         $  .13        $  .11         $  .09
Shares used in basic
  per share calculation (000's)           6,465          6,662          6,668         6,668          6,680
Shares used in diluted
  per share calculation (000's)           6,465          6,676          6,713         6,674          6,680

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements
Certain matters discussed below in this 1999 Annual Report (and, thereby, the 1999 Form 10-K) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation:

 o Weather conditions
 o Dealer inventory levels
 o Actions of Company competitors
 o Changes in consumer buying patterns
 o Loss of a material customer
 o Imports of competitive foreign-sourced products

Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are made only as of the date of this 1999 Annual Report. The Company is not obligated to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview
The Company markets and distributes its products through both the industrial and retail channels of distribution. The less weather sensitive industrial channel of distribution accounts for approximately 30% of total net sales and serves the food processing, mining, construction and industrial end use markets with protective footwear and clothing. In order to build the less weather dependent industrial business, the Company in 1996 acquired Rainfair, Inc., a manufacturer and marketer of rainwear and protective clothing. In addition, the Company is gradually shifting its retail product mix to become less dependent on winter weather. This is being accomplished through the faster growth of the Danner leather product line and the addition of leather and protective clothing product offerings under the LaCrosse brand.

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

The Company is gradually shifting more of its production to offshore facilities. This will result in decreased domestically produced products and thereby lower investments in plant and equipment, and provide a more competitively priced product in the marketplace. However, the use of offshore sourcing facilities will require placement of orders 4 to 6 months in advance of the date the customer requires delivery, thus increasing the emphasis on forecasting capabilities.

Each year, the Company introduces a number of new products. A new product, if successful, can generate growing amounts of net sales during the first two to four years. In some cases, net sales of new products will help to offset adverse factors, such as mild or dry weather or adverse economic conditions.

Results of Operations
The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Operations and the percentage change from year to year.

                                          Percentage of Net Sales            Percentage of Increase (Decrease)
-------------------------------------------------------------------------------------------------------------------

Year Ended December 31               1999           1998           1997       1999 vs. 1998      1998 vs. 1997
-------------------------------------------------------------------------------------------------------------------
Net sales                           100.0%         100.0%         100.0%             (7)%               (8)%
Cost of goods sold                   76.5           74.1           72.0              (4)                (6)
Gross profit                         23.5           25.9           28.0             (16)               (15)
Selling and
  administrative expenses           (25.3)         (21.7)         (19.0)              8                  5
Operating income (loss)              (1.8)            4.2           9.0              --                (57)
Interest expense                     (1.8)          (1.7)          (1.4)             (2)                11
Other income                           .1             .3             .4             (76)               (36)
Income (loss) before
  income taxes                       (3.5)            2.8           8.0              --                (68)
Income taxes                          1.4          (1.1)           (3.1)             --                (68)
Minority interest                      --             --            (.2)             --                 --
Net income (loss)                    (2.1)%          1.7%           4.7%             --                (67)%


Year Ended December 31, 1999
Compared to Year Ended December 31, 1998
Net Sales. Net sales in 1999 decreased $9.1 million, or 7%, to $124.3 million from $133.4 million in 1998. The warm, dry weather across most of the country during the fourth quarter of 1998 and the first and fourth quarters of 1999 resulted in reduced demand for weather-related boots and protective clothing. In addition, shipments to L.L. Bean were down approximately $1.6 million as compared to 1998 as a result of L.L. Bean's July 1998 decision to replace their handcrafted rubber bottoms purchased from the Company with molded bottoms from another vendor. The Company antici-pates no further reduction in net sales from L.L. Bean. Consumer rainwear shipments were down approximately $1.0 million, largely as a result of a $1.5 million shipment to a large mass merchant in 1998 which did not reoccur in 1999. The Company anticipates shipments of approximately $2.0 million to this mass merchant in 2000. Partially offsetting these declines was a $2.4 million increase in shipments of LaCrosse brand leather boots, driven largely by the introduction of the Gamemaster(TM) series.

Gross Profit. Gross profit as a percentage of net sales decreased to 23.5% in 1999 from 25.9% in 1998. The lower gross profit margins were driven largely by a $1.8 million charge taken in the fourth quarter of 1999 in connection with the reduction of the LaCrosse rubber product line, the discontinuation of the Lake of the Woods brand and the tighter focus of the Red Ball brand. The charge, based on managements' best estimate (subject to change), relates to anticipated disposition costs on equipment and raw material used in the production of these products and discontinued finished goods inventory. In addition, there was $.4 million of LIFO expense in 1999, compared to $.8 million of income in 1998. This LIFO expense in 1999 was driven by inventory mix (a higher proportion of goods with low base year costs) as compared to 1998, when lower inventory levels in the LIFO pool resulted in income. In addition, gross margins were adversely affected by unabsorbed factory overhead (the result of lower production levels in response to lower demand) and start-up costs associated with the commencement of leather footwear production in the Company's Clintonville, Wisconsin manufacturing plant.

Selling and Administrative Expenses. Selling and administrative expenses increased $2.4 million, or 8%, in 1999 as compared to 1998. The increase in selling and administrative expenses was driven by a $.5 million increase in product development spending due to the emphasis on new product introductions for the LaCrosse and Danner brands, a $.6 million increase in distribution costs in support of the retail/industrial channels of distribution ($.3 million of the increase was a result of allocating facility costs from manufacturing to warehousing), a $.6 million increase in marketing and selling costs in support of the Danner brand and the industrial channel of distribution and a $.4 million increase in consulting services (primarily in support of a LaCrosse brand strategic marketing study, the layout and functionality of the distribution center and IT support for the implementation of a new Enterprise Resource Planning system currently in progress). The Company does not expect significant increases in product development or distribution costs in 2000.

Interest Expense. Interest expense decreased $55,000, or 2%, in 1999 as compared to 1998. A slightly lower average borrowing cost was the primary reason for the decrease.

Income Tax Expense. The Company's effective income tax rate in 1999 was 39.0%, compared to 39.2% in 1998.

Year Ended December 31, 1998
Compared To Year Ended December 31, 1997
Net Sales. Net sales in 1998 decreased $12.1 million, or 8.3%, to $133.4 million from $145.5 million in 1997. The mild winter weather across most of the country from December 1997 through the first quarter of 1998 significantly reduced fill-in orders in early 1998 and also reduced advance orders for shipment in the third quarter. In addition, the extremely warm and dry weather from mid-November through December 1998 lowered retail demand and nearly eliminated late 1998 fill-in orders. While the Company's dealers ended 1998 with excessive inventory, it is believed the favorable weather conditions in January 1999 reduced inventory levels below last year's levels. Shipments to L.L. Bean were also down approximately $1.3 million as compared to 1997, the result of a decision by L.L. Bean effective July 1998 to replace their handcrafted rubber bottoms purchased from the Company with molded bottoms from another vendor. Further, consumer rainwear shipments were down approximately $1.0 million, primarily as a result of lower shipments to a large discount mass merchant. These decreases were partially offset by a 10% increase in shipments of our less weather sensitive Danner brand leather products, largely a result of new products.

Gross Profit. Gross profit as a percentage of net sales decreased to 25.9% in 1998 from 28.0% in 1997. Gross profit margins were adversely affected by unabsorbed factory overhead (the result of lower production levels in response to lower demand), a higher level of closeout sales (primarily related to the transition of the Lake of the Woods brand product line to the LaCrosse brand) and a reduced volume of higher margin fill-in orders in both the first and fourth quarters. In addition, production was discontinued at the Company's factory in Virginia and transferred to another Company facility, which negatively impacted margins by approximately .2%.

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

Liquidity and Capital Resources
The Company has historically financed its operations with cash generated from operations, long-term lending arrangements and short-term borrowings under its line of credit. The Company requires working capital primarily to support fluctuating accounts receivable and inventory levels caused by the Company's seasonal business cycle. The Company's working capital needs are lowest in the first quarter and highest from August through October. The Company invests excess cash balances in short-term commercial paper or money market investments.

In May 1999, the Company renegotiated its unsecured credit agreement with Firstar Bank, N.A. as the lead bank. Under the terms of the revised agreement, the maximum amount of borrowings were increased to $75.0 million, including a $12.5 million term loan, from the previous maximum level of $62.5 million. The $12.5 million term loan was primarily used to repay the balance due under the prior term loan and requires quarterly payments of $.4 million which commenced in August 1999. The credit agreement expires on May 28, 2002.

Cash generated by operations in 1999 amounted to $4.2 million compared to $5.5 million in 1998. Net income in 1999 decreased $4.9 million from the 1998 level, however, this was more than offset by a $2.4 million increase in accounts payable (primarily due to timing) as compared to a $2.9 million decrease in 1998. Accounts receivable decreased $2.7 million in 1999 as compared to a $4.2 million decrease in 1998. The reduction in receivables in both years was a result of lower fourth quarter net sales, primarily as a result of the warm, dry weather in the fourth quarter of both years. In 1998, cash generated by operations amounted to $5.5 million compared to $2.1 million in 1997. Net income in 1998 decreased $4.5 million from the 1997 level, however this was more than offset by a $4.2 million reduction in receivables (as compared to a $4.0 million increase in 1997). The reduction in receivables as of December 31, 1998 was primarily the result of a 25% reduction in sales in December 1998 as compared to the prior year. During 1998, inventories increased $.6 million, primarily as a result of lower than anticipated net sales during November and December 1998. Accounts payable decreased $2.9 million from the 1997 level, reflecting lower production levels during December 1998.

Net cash used in investing activities during 1999 was $4.2 million, down from $6.6 million in 1998. During 1999, the Company spent $2.5 million for capital expenditures, which was down $1.8 million from the 1998 level. The reduced level of sales the last two years and the absence of any new major projects were the primary reasons for the decrease. Also contributing to the usage of cash in 1999 was a $1.1 million payment to the former shareholders of Danner to satisfy a guarantee agreement and $.5 million of other payments. In addition to $4.3 million of capital expenditures in 1998, the Company also paid $2.4 million to purchase all of the Rainfair, Inc. common stock held by the former principal owner which made Rainfair, Inc. a 100% owned subsidiary of the Company. It is anticipated that capital expenditures during 2000 will be at about the same level as in 1998. During 1998, net cash used in investing activities was $6.6 million, up from $3.7 million in 1997. During 1998, spending on property and equipment was up approxi-mately $.9 million from the prior year, primarily as a result of the construction of a product design/development center and the purchase of Enterprise Resource Planning (ERP) software. The Company commenced installation of the ERP software during 1999 and several phases will be completed during 2000. Also contributing to the 1998 increase in cash used in investing activities was the January 1998 purchase of the balance of Rainfair, Inc. common stock not already owned for approximately $2.4 million.

Net cash provided by financing activities was $1.6 million in 1999 as compared to $1.1 million in 1998. During 1999, $4.6 million of short-term borrowings were used to purchase treasury stock ($2.0 million), pay dividends ($.9 million) and repay long-term debt ($.1 million). In 1998, $5.5 million of short-term borrowings were used to repay long-term debt ($3.3 million), pay cash dividends ($.9 million) and purchase treasury stock ($.2 million).

In March 1995, the Company announced plans to repurchase up to 130,000 shares of common stock in the open market. During 1999, 55,000 shares were repurchased which completed this authorization. In April 1999, the Company also announced plans to repurchase up to an additional 375,000 shares of common stock in the open market. During 1999, the Company repurchased 79,800 shares at a cost of $587,000.

In April 1999, the Company reported that it had repurchased in a private transaction, at the current market price, all of the 135,178 shares of common stock issued in connection with the Company's 1994 acquisition of Danner Shoe Manufacturing Co. for a total cost of $1,042,000.

In March 2000, the Company repurchased, at the current market price, 500,000 shares of common stock for a total cost of $2,125,000.

In March 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co., in part by issuing 277,778 shares of common stock as a portion of the purchase price. In the acquisition, the Company guaranteed the holders of this common stock a market price of at least $16.20 per share by March 1, 1999. In March of 1999, the Company made a payment of $1.1 million to satisfy this guarantee.

The Company's debt to total capital ratio was 32.0% at December 31, 1999, 25.9% at December 31, 1998 and 24.3% at December 31, 1997.

Currently available funds, including the line of credit, together with the anticipated cash flows generated from future operations, are believed to be adequate to cover the Company's anticipated capital and working capital needs during 2000.

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

Year 2000
The year 2000 issue is the result of computer programs using two digits (rather than four) to define years. Computers or other equipment with date sensitive software may recognize "00" as the year 1900 rather than 2000. This could result in system failures or miscalculations. If the Company or its significant customers or suppliers fail to correct year 2000 issues, the Company's ability to operate could be adversely affected.

The Company spent approximately $250,000 during the years 1997 through 1999 to address the year 2000 issue. The Company did not experience any significant malfunctions or errors in its information or non-information technology systems when the date changed from 1999 to 2000, and the Company has not experienced any significant problems with its suppliers or customers as a result of the date change.

Based on operations since January 1, 2000, the Company does not expect any significant impact on its business as a result of the year 2000 issue. Because it is possible that the full impact of the date change has not been fully recognized, the Company will continue to monitor the year 2000 situation through additional key dates. The Company believes, however, that any potential problems are likely to be minor and correctable.

LaCrosse Footwear Financial Statements

Consolidated Balance Sheets
December 31, 1999 and 1998

(In Thousands, except for share data)                                               1999              1998
-------------------------------------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                       $2,022              $364
  Trade accounts receivable, less allowances of $.9 and $1.0 million              20,445            23,151
  Inventories (Note 3)                                                            40,337            39,698
  Prepaid expenses, deferred tax assets and other (Note 4)                         5,725             4,289
                                                                              -------------------------------
         Total current assets                                                     68,529            67,502
                                                                              -------------------------------
Property and Equipment
  Land, land improvements and buildings                                            8,319             7,997
  Machinery and equipment                                                         31,478            29,389
                                                                              -------------------------------
                                                                                  39,797            37,386
  Less accumulated depreciation                                                   26,986            23,384
                                                                                  12,811            14,002
                                                                              -------------------------------
Other Assets
  Goodwill, net of amortization of $3.3 and $2.6 million (Note 2)                 13,446            14,125
  Deferred tax and other assets (Note 4)                                           3,234             2,986
                                                                              -------------------------------
                                                                                  16,680            17,111
                                                                              -------------------------------
                                                                                 $98,020           $98,615
                                                                              ===============================
Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current maturities of long-term obligations (Note 5)                            $1,712            $2,669
  Notes payable, bank (Note 5)                                                    14,088             9,500
  Accounts payable                                                                 5,910             3,469
  Accrued compensation                                                             2,383             3,000
  Accrued other                                                                    3,644             4,063
         Total current liabilities                                                27,737            22,701
                                                                              -------------------------------
Long-Term Obligations (Note 5)                                                    10,702             9,827

Compensation and Benefits (Note 8)                                                 3,193             3,052

Commitments and Contingencies (Notes 6, 7 and 8)

Shareholders' Equity (Notes 7 and 10)
  Common stock, par value $.01 per share;
   authorized 50,000,000 shares; issued 6,717,627 shares                              67                67
  Additional paid-in capital                                                      26,434            27,582
  Retained earnings                                                               32,575            36,041
  Less cost of 343,178 and 73,200 shares of treasury stock                       (2,688)             (655)
                                                                              -------------------------------
         Total shareholders' equity                                               56,388            63,035
                                                                              -------------------------------
                                                                                 $98,020           $98,615
                                                                              ===============================

See Notes to Consolidated Financial Statements.

LaCrosse Footwear Financial Statements


Consolidated Statements of Operations
Years Ended December 31, 1999, 1998 and 1997


(In Thousands, except for share and per share data)                1999             1998              1997
-------------------------------------------------------------------------------------------------------------
Net sales                                                    $  124,328       $  133,405        $  145,503
Cost of goods sold                                               95,129           98,829           104,692
-------------------------------------------------------------------------------------------------------------
    Gross profit                                                 29,199           34,576            40,811
Selling and administrative expenses                              31,407           28,978            27,655
-------------------------------------------------------------------------------------------------------------
    Operating income (loss)                                      (2,208)           5,598            13,156
Non-operating income (expense):
  Interest expense                                               (2,208)          (2,263)           (2,043)
  Miscellaneous                                                      92              381               593
-------------------------------------------------------------------------------------------------------------
                                                                 (2,116)          (1,882)           (1,450)
-------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes (benefit)                  (4,324)           3,716            11,706
Provision for income taxes (benefit) (Note 4)                    (1,687)           1,456             4,588
-------------------------------------------------------------------------------------------------------------
    Net income (loss) before minority interest                   (2,637)           2,260             7,118
Minority interest in net income of subsidiary                        --               --              (339)
-------------------------------------------------------------------------------------------------------------
    Net income (loss)                                        $   (2,637)      $    2,260        $    6,779
----------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                              $     (.41)      $      .34        $     1.02
-------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                            $     (.41)      $      .34        $     1.01
-------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
  Basic earnings per share                                    6,464,685        6,661,683         6,667,702
  Diluted earnings per share                                  6,464,685        6,675,708         6,712,975

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 1999, 1998 and 1997

                                                    Additional                                       Total
(In Thousands, except for                Common        Paid-In       Retained     Treasury   Shareholders'
share and per share data)                 Stock        Capital       Earnings        Stock          Equity
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  $67        $27,579        $28,733        $(443)        $55,936
  Net income                                 --             --          6,779           --           6,779
  Dividends ($.13 per share)                 --             --           (867)          --            (867)
                                         ---------------------------------------------------------------------------

Balance, December 31, 1997                   67         27,579         34,645         (443)         61,848
  Net income                                 --             --          2,260           --           2,260
  Dividends ($.13 per share)                 --             --           (864)          --            (864)
  Purchase of 25,000
   shares of treasury stock                  --             --             --         (227)           (227)
Issuance of 1,700
  shares of treasury stock                   --              3             --           15             18
                                         ---------------------------------------------------------------------------

Balance, December 31, 1998                   67         27,582         36,041         (655)         63,035
  Net (loss)                                 --             --         (2,637)          --          (2,637)
  Dividends ($.13 per share)                 --             --           (829)          --            (829)
  Purchase of 269,978
   shares of treasury stock                  --             --             --       (2,033)         (2,033)
  Settlement of Danner
   acquisition contingency
   (Note 7)                                  --        (1,148)             --           --          (1,148)
                                         ---------------------------------------------------------------------------

Balance, December 31, 1999                  $67        $26,434        $32,575      $(2,688)        $56,388
                                         ===========================================================================

See Notes to Consolidated Financial Statements.

LaCrosse Footwear Financial Statements

Consolidated Statements of Cash Flows
Years Ended December 31, 1999, 1998 and 1997
(In Thousands)                                                     1999             1998              1997
------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income (loss)                                            $ (2,637)         $ 2,260           $ 6,779
  Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
   Depreciation                                                   3,660            3,437             3,180
   Amortization                                                     679              680               572
   Other154                                                         126              386
   Deferred income taxes                                           (725)             207                86
   Change in assets and liabilities,
    net of effects from acquisition in 1997:
    Trade accounts receivable                                     2,706            4,239            (4,033)
    Inventories                                                    (639)            (625)           (3,316)
    Accounts payable                                              2,441           (2,916)           (1,065)
    Accrued expenses and other                                   (1,405)          (1,900)             (462)
                                                             -----------------------------------------------
       Net cash provided by operating activities                  4,234            5,508             2,127

Cash Flows from Investing Activities
  Settlement of Danner acquisition contingency                   (1,148)              --                --
  Purchase of the minority interest in Rainfair, Inc.                --          (2,365)                --
  Acquisition of Pro-Trak Corporation,
   net of cash acquired                                              --               --                77
  Purchase of property and equipment                             (2,513)          (4,288)           (3,364)
  Other                                                            (507)              11              (416)
                                                             -----------------------------------------------
       Net cash (used in) investing activities                   (4,168)          (6,642)           (3,703)

Cash Flows from Financing Activities
  Proceeds from long-term obligations                            12,755               --                --
  Principal payments on long-term obligations                   (12,837)          (3,352)           (7,981)
  Net proceeds from short-term borrowings                         4,588            5,500             4,000
  Cash dividends paid                                              (864)            (867)             (733)
  Purchase of treasury stock                                     (2,033)            (209)               --
  Other                                                             (17)              --                --
                                                             -----------------------------------------------
       Net cash provided by (used in)
        financing activities                                      1,592            1,072            (4,714)
                                                             -----------------------------------------------
        Increase (decrease) in cash
        and cash equivalents                                      1,658              (62)           (6,290)

Cash and cash equivalents:
  Beginning                                                         364              426             6,716
                                                             -----------------------------------------------
  Ending                                                       $  2,022          $   364           $   426
                                                             -----------------------------------------------
Supplemental Information
  Cash payments for:
   Interest                                                    $  2,032          $ 2,178           $ 1,891
   Income taxes                                                $    610          $ 2,101           $ 4,055

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business
The Company designs, manufactures and markets premium quality protective footwear and clothing for sale principally throughout the United States.

Significant accounting policies
Principles of consolidation
The 1999 and 1998 consolidated financial statements include the accounts of LaCrosse Footwear, Inc. and its wholly owned subsidiaries (the "Company"). The 1997 consolidated financial statements include a 50% owned subsidiary where the Company had board, operating and financial control. The Company acquired 100% ownership of its 50% owned subsidiary in January 1998 (Note 2). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those investments.

The carrying amount of long-term debt approximates fair value based on the interest rates, maturities and collateral requirements currently available for similar financial instruments.

The fair value of the interest rate swap agreements was not material to the financial position of the Company based upon the estimated amount the Company would pay or receive to terminate these agreements.

Concentrations of credit risk
The Company grants credit to its customers, who are primarily domestic retail stores, direct mail catalog merchants and wholesalers, based on an evaluation of the customer's financial condition. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains an allowance for anticipated losses.

Cash and cash equivalents
The Company considers all highly liquid debt instruments (including short-term investment grade securities and money market instruments) purchased with maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventories
Inventories are stated at the lower of cost or market. All inventories, except for vinyl products, boot liners, leather boots, leather boot components and rainwear, are valued using the last-in, first-out (LIFO) method. Vinyl products, boot liners, leather boots, leather boot components and rainwear are valued using the first-in, first-out (FIFO) method.

Property and equipment
Property and equipment are carried at cost and are being depreciated using straight-line and accelerated methods over their estimated useful lives as follows: land improvements, 15 years; buildings and improvements, 20 to 40 years; and machinery and equipment, 3 to 7 years.

Intangible assets
Goodwill, representing the excess of cost over net assets acquired, is being amortized on a straight-line basis over periods of 8 to 30 years. Trademarks are being amortized on a straight-line basis over 15 years.

Impairment of long-lived assets
The Company reviews its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of these assets with expected future net cash flows provided by operating activities of the business. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles based on appraised market value.

Interest rate swap agreements
The Company uses interest rate swap agreements to manage its exposure to certain interest rate changes. As interest rates change, the differential paid or received is recognized in interest expense of the period.

Notes to Consolidated Financial Statements

Revenue recognition and product warranty
Revenue is recognized at the time products are shipped to customers. Revenue is recorded net of freight, estimated discounts and returns. The Company warrants its products against defects in design, materials and workmanship generally for one year. A provision for estimated future warranty costs is recorded when products are shipped.

Income taxes
Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising and promotion
The Company advertises and promotes its products through national and regional media, displays, catalogs and through cooperative advertising programs with retailers. Costs for these advertising and promotional programs are generally charged to expense as incurred. Advertising and promotional expense included in the consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997 is approximately $2.8, $2.9, and $2.2 million, respectively.

Stock-based compensation
The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, since the Company grants options where the exercise price is equal to the market price at the date of the grant, no compensation costs have been recognized.

Earnings per share
Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," requires the presentation of earnings per share by all entities that have common stock or potential common stock (such as options and convertible securities) outstanding that trade in a public market. Because the Company has potential common stock outstanding, as discussed in Note 7, the Company is required to present basic and diluted earnings per share. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

The numerators are the same for the basic and diluted earnings per share computations for all years presented. The impact of the stock options on the denominators of the diluted earnings per share computation was to increase the shares outstanding by 0 shares, 14,025 shares, and 45,273 shares for the years ended December 31, 1999, 1998 and 1997, respectively. Options to purchase 415,863 shares of common stock at $7.63 to $14.50 per share were outstanding at December 31, 1999 but were not included in the computation of diluted earnings per share because to do so would be antidilutive.

Recent accounting pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management does not believe this will have a material effect on the Company's operations. Implementation of this standard has recently been delayed by the FASB for a 12-month period. The Company will adopt SFAS No. 133 as required for its first quarterly filing of fiscal year 2001.

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

In January 1998, the Company purchased all Rainfair, Inc. common stock held by the former principal owner for approxi-mately $2.4 million, which made Rainfair, Inc. a wholly owned subsidiary of the Company. Prior to January 1998, the Company owned 50% of Rainfair, Inc.

Note 3. Inventories

A summary of inventories is as follows:

                                   December 31,
(In Thousands)                     1999        1998
------------------------------------------------------
Finished goods                  $32,487     $29,622
Work in process                   1,496       1,536
Raw materials                     6,354       8,540
                               -----------------------
  Total inventories             $40,337     $39,698
                               -----------------------

If all inventories were valued on the FIFO method, total inventories for 1999 and 1998 would have been $43.8 and $42.5 million, respectively.

Note 4. Income Tax Matters

Net deferred tax assets and liabilities consist of the following components:

                                    December 31,
(In Thousands)                     1999        1998
------------------------------------------------------
Deferred tax assets:
  Receivable allowances          $  322      $  455
  Inventory differences           1,024         324
  Compensation and benefits       2,055       1,997
  Insurance reserves and other      713         453
                               -----------------------
                                  4,114       3,229
Deferred tax liabilities,
  principally intangibles           979         819
                               -----------------------
                                 $3,135      $2,410
                               -----------------------

The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

                                    December 31,
(In Thousands)                     1999        1998
------------------------------------------------------
Current assets                   $2,747      $1,993
Noncurrent assets                   388         417
                               -----------------------
                                 $3,135      $2,410
                               -----------------------

The provision for income taxes (benefit) consists of the following:

               Years Ended December 31,
------------------------------------------------------
(In Thousands)          1999       1998        1997
------------------------------------------------------
Current:
  Federal            $  (820)     $  892      $3,684
  State                 (142)        357         818
Deferred                (725)        207          86
                    -----------------------------------
                     $(1,687)     $1,456      $4,588
                    -----------------------------------

The differences between statutory federal tax rates and the effective tax rates are as follows:

                           Years Ending December 31,
                            1999        1998        1997
-----------------------------------------------------------
Statutory federal
  tax rate                 (35.0)%      35.0%       35.0%
State taxes, net of
  federal tax benefit
  and other                 (4.0)        4.2         4.2
                           --------------------------------
Effective tax rate         (39.0)%      39.2%       39.2%
                           --------------------------------


Note 5. Financing Arrangements

Credit agreement
The Company has a $75 million unsecured credit agreement. Under the agreement, the Company has (1) a $62.5 million revolving line of credit which expires on May 28, 2002 ($12.5 million of which can be used to support letters of credit and $22.5 million which can be used to issue unsecured commercial paper) and (2) a $12.5 million term loan due May 28, 2004. At the Company's option, the interest rate is either the bank's prime rate or Eurodollar rate plus .75% or 1% for the revolving line of credit and Eurodollar rate plus 1.125% or 1.375% for the term loan, depending upon the Company's leverage ratio (Eurodollar rate plus
 .75% and Eurodollar rate plus 1.125% for the revolving line of credit and term loan, as of December 31, 1999). Interest is payable monthly on prime rate loans and at maturity on Eurodollar loans.

The credit agreement contains various covenants, including minimum consolidated tangible net worth, sale of assets, indebtedness, interest coverage ratio and leverage ratio. At December 31, 1999, the Company did not meet the interest coverage ratio, but this covenant violation was subsequently waived. At December 31, 1999 and 1998, there was $14.1 million and $9.5 million, respectively, outstanding under the revolving line of credit. In addition, at December 31, 1999 and 1998, there were letter of credit commitments outstanding of $3.3 million and $3.7 million, respectively. In 1998, the Company entered into interest rate swap agreements to manage its exposure to interest rate fluctuations on its floating rate debt. As of December 31, 1999, the Company had swap agreements in effect totaling $11.0 million, of which $7.0 million will mature in 2002 with the remaining $4.0 million maturing in 2003. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty. The variable rate borrowings not offset by swap agreements at December 31, 1999 and 1998 totaled $14.8 million and $9.4 million, respectively.

Long-term obligations
                                      December 31,
(In Thousands)                     1999        1998
------------------------------------------------------
Term loan under credit
 agreement, due in quarterly
 payments of $.4 million
 with a final principal
 payment of $4.9 million
 on May 28, 2004                $11,700     $    --
Term loan under
  credit agreement                   --      10,900
Notes payable, paid in 1999          --       1,028
Other                               714         568
                              ------------------------
                                 12,414      12,496
Less current maturities           1,712       2,669
                              ------------------------
                                $10,702      $9,827
                              ------------------------

Maturities of long-term obligations for the next five years are as follows (in millions): 2000, $1.7; 2001, $1.7; 2002, $1.7; 2003, $1.7; 2004, $5.3; and $.3
thereafter.

Notes to Consolidated Financial Statements

Note 6. Lease Commitments and Total Rental Expense

The Company leases office space, retail stores, manufacturing facilities, equipment and warehouse space under non-cancelable agreements which expire on various dates through 2009 and are recorded as operating leases. The total rental expense included in the consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997 is approximately $1.8, $1.9, and $1.8 million, respectively. Approximate future minimum lease payments are as follows (in millions): 2000, $1.8; 2001, $.9 , 2002, $.7; 2003, $.5; 2004, $.5
and $1.5 thereafter.

Note 7. Stock Options and
Shareholders' Equity

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

The following summarizes all stock options granted under the plans:

                        Common     Weighted Average
                        Shares       Exercise Price
--------------------------------------------------------
December 31, 1996      208,125               $11.12
  Granted               63,500                11.59
  Canceled              (3,300)                9.06
  Exercised               (100)                9.06
                     ---------
December 31, 1997      268,225                11.26
  Granted               58,563                13.84
  Canceled             (23,275)               12.10
  Exercised             (1,700)                9.88
                     ---------
December 31, 1998      301,813                11.70
  Granted              116,750                 8.54
  Canceled              (2,700)                9.78
                     ---------
December 31, 1999      415,863                10.83

The weighted average remaining life of outstanding options is 6.7 years as of December 31, 1999. Options exercisable as of December 31 were approximately 189,000 shares in 1999, 128,000 shares in 1998 and 82,000 shares in 1997 at a weighted average exercise price of $11.63, $11.66 and $11.89, respectively.

Compensation expense under the plans is accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as provided by SFAS No. 123, the Company's net income (loss) for the years ended December 31, 1999, 1998 and 1997 would have been $(2,816), 2,124 and 6,678, respectively. Pro forma diluted earnings (loss) per share for the years ended December 31, 1999, 1998 and 1997 would have been $(.44), $.32 and $.99, respectively.

The weighted average fair value at date of grant for options granted during 1999, 1998 and 1997 was $3.87, $5.81 and $5.18 per share, respectively. The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                        1999       1998        1997
-------------------------------------------------------------------------------
Expected
  dividend yield          1%         1%          1%
Expected stock
  price volatility       20%        25%         25%
Risk-free
  interest rate         6.5%       6.5%        6.5%
Expected life
  of options         7 years    7 years     8 years


Settlement of acquisition contingency
In 1994, the Company acquired substantially all of the assets of Danner Shoe Manufacturing Co. ("Danner") in part by issuing common stock as a portion of the purchase price. In the acquisition, the Company guaranteed the holders of this common stock a market price of at least $16.20 per share by March 1, 1999. The fair value of this guarantee was measured by the Company as of the date of acquisition. On March 1, 1999, the market price of the Company's common stock was less than $16.20 per share and the Company was required to make a cash payment of approximately $1.1 million to the former shareholders of Danner who were parties to the guarantee. As a result, additional paid-in capital was reduced by approximately $1.1 million.

Note 8. Compensation and Benefit Agreements

The Company has defined benefit pension plans covering approximately 50% of its employees. Eligible employees are entitled to monthly pension benefits beginning at normal retirement age (65). The monthly benefit payable at the normal retirement date under the Company's pension plans is equal to a specified dollar amount or percentage of average monthly compensation, as defined in the plans, multiplied by years of benefit service (maximum of 38 years). The Company's funding policy is to make not less than the minimum contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. In 1999, the Company's retirement plan was amended to increase the monthly benefit payable and the eligibility age for disability benefits. In 1998, the Company's union pension plan was amended to increase the benefit rate for participants retiring or terminating after September 30, 1998. These amendments resulted in increases of approximately $.7 and $1.0 million in both unrecognized prior service cost and projected benefit obligation as of December 31, 1999 and 1998, respectively.

The Company sponsors an unfunded defined benefit postretirement medical and life insurance plan that covers a majority of its employees until they qualify for Medicare. The plan is contributory for retirees with contributions established annually as a specified dollar amount. The Company funds the postretirement benefit obligation as the costs are incurred.

Information relative to the Company's defined pension and other postretirement benefit plans is presented below.

                                                              Pension Benefits           Other Benefits
                                                                December 31,              December 31,
(In Thousands)                                                  1999        1998          1999        1998
------------------------------------------------------------------------------------------------------------
Changes in benefit obligations:
  Obligations at beginning of year                           $13,952     $12,568       $ 1,395     $   797
  Service cost                                                   558         443            65          74
  Interest cost                                                1,017         856            70          89
  Plan amendment                                                 662         996           370          --
  Benefits paid                                                 (655)       (603)          (36)        (34)
  Actuarial losses (gains)                                       245        (308)         (746)        469
------------------------------------------------------------------------------------------------------------
  Obligations at end of year                                 $15,779     $13,952       $ 1,118     $ 1,395
------------------------------------------------------------------------------------------------------------
Changes in plan assets:
  Fair value of assets at beginning of year                  $16,127     $14,719       $    --     $    --
  Actual return on assets                                        716       1,977            --          --
  Company contributions                                            5          34            36          34
  Participant contributions                                       --          --            21          27
  Benefits paid                                                 (655)       (603)          (57)        (61)
------------------------------------------------------------------------------------------------------------
  Fair value of assets at end of year                        $16,193     $16,127       $    --     $    --
------------------------------------------------------------------------------------------------------------
Funded status at end of year:
  Plan assets in excess of (less than) obligations           $   414      $2,175       $(1,118)    $(1,395)
  Unrecognized gains                                          (3,316)     (4,267)       (1,550)       (914)
  Unrecognized prior service cost                              1,816       1,291           318          --
  Unrecognized transition obligation                              61         112           777         847
------------------------------------------------------------------------------------------------------------
  Accrued benefit cost                                      $(1,025)     $  (689)      $(1,573)    $(1,462)
------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

                                                Pension Benefits                       Other Benefits
                                            Years Ending December 31,             Years Ending December 31,
(In Thousands)                             1999        1998        1997          1999        1998        1997
--------------------------------------------------------------------------------------------------------------
Cost recognized during the year:
  Service cost                          $   558     $   443     $   471         $  65       $  74        $ 22
  Interest cost                           1,017         856         844            70          89          60
  Expected return on plan assets         (1,264)     (1,156)     (1,017)           --          --          --
  Amortization of prior gains              (159)       (106)         30          (111)       (101)        (66)
  Amortization of prior service cost        137          47          31            53          --          --
  Amortization of transition obligation      51          51          51            70          70          70
                                        ----------------------------------------------------------------------
  Net periodic benefit cost             $   340     $   135     $   410         $ 147       $ 132        $ 86
                                        ----------------------------------------------------------------------

                                                Pension Benefits                       Other Benefits
                                                  December 31,                          December 31,
                                           1999        1998        1997          1999        1998        1997
--------------------------------------------------------------------------------------------------------------
Assumptions used in computations:
  Discount rate                            7.0%        7.0%        7.0%          7.0%        7.0%        7.0%
  Rate of compensation increase            4.5%        4.5%        4.5%           N/A         N/A         N/A
  Expected return on plan assets           8.0%        8.0%        8.0%             *           *           *

*  This plan does not have separate assets, so there is no actual or expected return on plan assets.

For measurement purposes of other benefits, a 9.0% annual rate of increase in the cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0% at 2007 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rates would have the following effects for the year ended December 31, 1999 (in thousands):

                               Increase    Decrease
------------------------------------------------------------------
Effect on total of
  service and interest
  cost components                   $14       $(12)
Effect on postretirement
  benefit obligation                 80        (71)


Note 9. Enterprise-wide Disclosures

Segment information is not presented since all of the Company's revenue is attributed to a single reportable segment. Information about the Company's groups of products within its one segment is presented below.

                       Years Ending December 31,
(In Thousands)          1999       1998        1997
-----------------------------------------------------------
Footwear            $108,314   $115,643    $126,750
Protective
  Clothing            16,014     17,762      18,753
-----------------------------------------------------------
                    $124,328   $133,405    $145,503
-----------------------------------------------------------

The following table presents information about the Company's revenue attributed to countries based on the location of the customer.

                       Years Ending December 31,
(In Thousands)          1999       1998        1997
--------------------------------------------------------
United States       $119,981   $128,570    $142,459
Foreign
  Countries            4,347      4,835       3,044
--------------------------------------------------------
                    $124,328   $133,405    $145,503
--------------------------------------------------------

Long-lived assets located outside of the United States totaled approximately $.5 million at December 31, 1999.

No single customer provided revenue of 10% or more of consolidated revenues in any of the years presented.

Note 10. Subsequent Event

On March 14, 2000, the Company repurchased 500,000 shares of its common stock for approximately $2.1 million.

Independent Auditors' Report


To the Board of Directors and Shareholders of LaCrosse Footwear, Inc.

We have audited the accompanying consolidated balance sheets of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                                         McGLADREY & PULLEN, LLP

La Crosse, Wisconsin
February 10, 2000, except for Note 10, as to which the date is March 14, 2000

Quarterly Results of Operations (Unaudited)

The Company reports its quarterly results of operations on the basis of 13-week periods for each of the first three quarters with the year ending on December 31st.

The following tabulation presents the Company's unaudited quarterly results of operations for 1999 and 1998.
Thousands of dollars except per share data-1999  First Quarter Second Quarter Third Quarter Fourth Quarter
------------------------------------------------------------------------------------------------------------
Net sales                                              $27,946        $26,788       $37,024        $32,570
Gross profit                                             7,472          7,087         9,790          4,850
Operating income (loss)                                    102          (141)         1,959        (4,128)
Net income (loss)                                        (150)          (320)           813        (2,980)
Basic and diluted earnings (loss) per share              (.02)          (.05)           .13          (.47)

Thousands of dollars except per share data-1998  First Quarter Second Quarter Third Quarter Fourth Quarter
------------------------------------------------------------------------------------------------------------
Net sales                                              $29,936        $29,461       $37,506        $36,502
Gross profit                                             7,767          7,689        10,160          8,960
Operating income                                           633            483         2,836          1,646
Net income                                                 189             12         1,321            738
Basic and diluted earnings per share                       .03            .00           .20            .11

Market Information

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol BOOT. The following table shows the high and low transaction prices by calendar quarter for the past three years. On March 24, 2000, there were approximately 300 shareholders of record and approximately 2,000 beneficial owners of the Company's common stock.

                     1st                 2nd                     3rd                    4th      Year-end
------------------------------------------------------------------------------------------------------------
1997    $10 3/4 - 14 3/8    $11     - 13 1/2        $12 1/2 - 17 1/4      $14     - 16           $14 1/2
1998    $11 1/2 - 14 1/8    $11 3/8 - 12 1/2        $7 3/4  - 11 1/2      $7 3/4  - 10           $9 1/4
1999    $6 1/4  - 9 1/2     $6 5/8  - 9             $4 9/16 - 8 1/4       $4 1/4  - 6 23/32      $4 7/16

Cash Dividends Declared Per Share

It is the Company's policy to pay annual cash dividends. The chart below shows annual cash dividends declared per share for the past three years:

                                            1999          1998           1997
--------------------------------------------------------------------------------
Dividends declared per share                $.13          $.13           $.13

Market Risk Management

The Company enters into interest rate swap agreements ("Swap Agreements") to reduce its exposure to interest rate fluctuations on its floating rate debt. The Swap Agreements exchange floating rate for fixed rate interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent an amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. As of December 31, 1999, the Company had Swap Agreements in effect totaling $11.0 million notional amount, of which $7.0 million will mature in 2002 with another $4.0 million maturing in 2003. The variable rate borrowings not offset by Swap Agreements at December 31, 1999 totaled $14.8 million. Swap Agreement rates are based on the three-month LIBOR rate. Based on average floating rate borrowings outstanding throughout fiscal year 1999, a 100-basis point change in LIBOR would have caused the Company's monthly interest expense to change by approximately $16,500. The Company believes that these amounts are not material to the earnings of the Company.

20