Form 10-K405, Exhibit 13
period 2000-12-31
LACROSSE FOOTWEAR INC
filed 2001-04-02
CIK 919443

2    FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Selected Income Statement Data
Year Ended December 31

(In Thousands )                 2000        1999        1998        1997        1996
Net sales                     $138,161    $124,328    $133,405    $145,503    $121,997
Operating income (loss)         (2,126)     (2,208)      5,598      13,156      10,088
Net income (loss)               (4,769)     (2,637)      2,260       6,779       5,386


Selected Balance Sheet Data
Year Ended December 31
(In Thousands )                 2000        1999        1998        1997        1996

Working capital               $ 27,760    $ 40,792    $ 44,801    $ 48,413    $ 46,811
Total assets                    97,598      98,020      98,615     101,920      92,286
Long-term obligations
(including current portion)     10,406      12,414      12,496      15,848      17,853
Shareholders' equity            49,494      56,388      63,035      61,848      55,936


Selected Share Data
Year Ended December 31
                                2000        1999        1998        1997        1996

Basic earnings (loss) per
 share                        $   (.80)   $   (.41)   $    .34    $   1.02    $    .80
Diluted earnings (loss)
 per share                    $   (.80)   $   (.41)   $    .34    $   1.01    $    .80
Dividends per share           $     --    $   (.13)   $    .13    $   9.13    $    .11

Shares used in basic per
 share calculation (000's)       5,974       6,465       6,662       6,668       6,668
Shares used in diluted per
 share calculation (000's)       5,974       6,465       6,676       6,713       6,674

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION     3
                                                 AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain matters discussed below in this 2000 Annual Report (and, thereby, the 2000 Form 10-K) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation:

     o    Weather conditions
     o    Dealer inventory levels
     o    Actions of Company competitors
     o    Changes in consumer buying patterns
     o    Loss of a material customer
     o    Inventory levels required for sourced product
     o    Lead times (or delays) for sourced product
     o Limited ability to resupply customer for fill-in orders for sourced product

Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are made only as of the date of this 2000 Annual Report. The Company is not obligated to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview

The Company markets and distributes its products through both the Industrial and Retail channels of distribution. The less weather-dependent Industrial channel of distribution accounts for approximately 30% of total net sales and serves the food processing, mining, construction and industrial end use markets with protective footwear and clothing. To build the less weather dependent Industrial business, the Company in 1996 acquired Rainfair, Inc., a manufacturer and marketer of rainwear and protective clothing. In addition, the Company is gradually shifting its retail product mix to become less dependent on winter weather. This is being accomplished through the faster growth of the Danner leather product line and the addition of leather product offerings under the LaCrosse brand.

Because consumers generally purchase a large percentage of the Company's products from September through January, retail dealers generally want delivery of products from June through October for advance orders and from October through December for restocking (or "fill-in") orders. Generally, mild or dry weather during the late fall and early winter has a negative impact on the Company's net sales during the fourth quarter, while cold or wet weather during such time has a favorable impact. Further, weather conditions in one season can affect future net sales, particularly where weather contributes to high or low dealer inventory levels at the season's end. To assist in product sourcing and production scheduling, the Company's sales force calls on retail dealers from January to June to present the product line, review inventory levels and prepare advance orders. The Company offers price discounts for orders placed prior to June, although advance orders may be canceled at any time. In an attempt to balance the flow of shipments and the need for warehouse space, the Company offers extended terms on receivables relating to advance orders to induce retail dealers to allow some shipments of seasonal products prior to the peak shipment period. The advance order terms provide for payment by December 1 (January 1 in the case of Southern dealers). Because of seasonal fluctuations, inventory levels are highest at mid-year and accounts receivable levels peak during the fourth quarter.

The Company is shifting its leather and rubber footwear production to contract offshore facilities. In 2001, the Company expects to outsource over 60% of the products it sells. This will result in decreased domestically produced products and thereby lower investments in plant and equipment, and provide a more competitively priced product in the marketplace. However, the use of offshore sourcing facilities will require placement of orders four to six months in advance of the date the customer requires delivery, thus increasing the emphasis on forecasting capabilities.

Each year, the Company introduces a number of new products. A new product, if successful, can generate growing amounts of net sales during the first two to four years. In some cases, net sales of new products will help to offset adverse factors, such as mild or dry weather or adverse economic conditions.

4    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS

Results of Operations

The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Operations and the percentage change from year to year.

                              Percentage of Net Sales     Percentage of Increase
                                                                 (Decrease)
                                                              2000        1999
Year Ended December 31         2000     1999     1998       vs. 1999    vs. 1998

Net sales                     100.0%   100.0%   100.0%         11%        (7)%
Cost of goods sold             75.6     76.5     74.1          10         (4)
Gross profit                   24.4     23.5     25.9          16        (16)
Selling and administrative
 expenses                     (25.9)   (25.3)   (21.7)         14          8
Operating income (loss)        (1.5)    (1.8)     4.2           4          -
Interest expense               (2.4)    (1.8)    (1.7)         48         (2)
Other income (expense)          (.2)      .1       .3           -        (76)
Income (loss) before
 income taxes                  (4.1)    (3.5)     2.8         (31)         -
Income taxes                     .6      1.4     (1.1)        (46)         -
Net income (loss)              (3.5)%   (2.1)%    1.7%        (81)%        -


Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales. Net sales in 2000 increased $13.9 million, or 11%, to $138.2 million from $124.3 million in 1999. The increase in net sales was driven by increases in Danner brand sales, LaCrosse brand sales and sales into the Industrial channel of distribution, with successful new product introductions and more favorable weather conditions contributing to the increase. Sales of Danner products were up 14% for the year, due largely to the success of the new Radical outdoor cross training product. Sales through the Retail channel of distribution were up 6% during the year with increased sales of LaCrosse brand leather boots and children's boots partially offset by a decline in shipments of traditional rubber footwear. Increased shipments of closeout merchandise also contributed to the increase. Sales through the Industrial channel of distribution were up 17% for the year with newly introduced products and increased placement of products at existing national accounts driving the increase.

Gross Profit. Gross profit as a percentage of net sales increased to 24.4% in 2000 from 23.5% in 1999. The increase in gross margin as a percentage of net sales was driven by an increase in margin percentages for Danner brand shipments (driven by improved margins on sourced products), higher margins for product distributed in the Retail channel of distribution (largely due to improved margins on sourced items), and a net positive impact of $1.1 million due to a reduction in the LIFO inventory reserve. Offsetting the margin increases in the Retail channel, the Company incurred charges in 2000 for labor inefficiencies, severance costs and a $1.0 million charge for partial curtailment of the union pension plan as the Company reduced employment at its La Crosse, Wisconsin manufacturing facility. In addition, costs were incurred related to raw materials and component parts which were no longer required for domestic manufacturing. In 1999, the Company incurred a $1.8 million charge related to product line reductions.

Selling and Administrative Expenses. Selling and administrative expenses increased $4.5 million, or 14%, in 2000 as compared to 1999. The increase in selling and administrative expenses was driven by the continued commitment to brand marketing for the LaCrosse and Danner brands, increased product development spending in support of the transition of products to an outsourced status, increased distribution expenses (partially as a result of increased volume and systems inefficiencies), increased information technology spending in support of the installation of the Enterprise Resource Planning System, increased selling expenses primarily due to the increased volume and an increase in severance-related expenses (including amounts related to the downsizing of domestic manufacturing).

Interest Expense. Interest expense increased $1.0 million, or 48.0%, in 2000 as compared to 1999. The increase in interest expense was the result of higher interest rates (driven by higher market rates and higher rates pursuant to an amended credit agreement entered into in March 2000) and higher average borrowings, primarily due to stock repurchases during 1999 and 2000 and higher levels of finished goods inventory.

Income Tax Expense. The Company's effective income tax rate in 2000 was 16.0%, compared to 39.0% in 1999. The Company utilized all available tax loss carrybacks in 2000. In future years, the Company will be able to utilize the tax loss carryforward generated in 2000 against taxable income.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      5
                                                AND RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net Sales. Net sales in 1999 decreased $9.1 million, or 7%, to $124.3 million from $133.4 million in 1998. The warm, dry weather across most of the country during the fourth quarter of 1998 and the first and fourth quarters of 1999 resulted in reduced demand for weather-related boots and protective clothing. In addition, shipments to L.L. Bean were down approximately $1.6 million as compared to 1998 as a result of L.L. Bean's July 1998 decision to replace their handcrafted rubber bottoms purchased from the Company with molded bottoms from another vendor. The Company anticipates no further reduction in net sales from L.L. Bean. Consumer rainwear shipments were down approximately $1.0 million, largely as a result of a $1.5 million shipment to a large mass merchant in 1998 which did not reoccur in 1999. Partially offsetting these declines was a $2.4 million increase in shipments of LaCrosse brand leather boots, driven largely by the introduction of the Gamemaster(TM) series.

Gross Profit. Gross profit as a percentage of net sales decreased to 23.5% in 1999 from 25.9% in 1998. The lower gross profit margins were driven largely by a $1.8 million charge taken in the fourth quarter of 1999 in connection with the reduction of the LaCrosse rubber product line, the discontinuation of the Lake of the Woods brand and the tighter focus of the Red Ball brand. The charge, based on management's best estimate (subject to change), relates to anticipated disposition costs on equipment and raw material used in the production of these products and discontinued finished goods inventory. In addition, there was $.4 million of LIFO expense in 1999, compared to $.8 million of income in 1998. This LIFO expense in 1999 was driven by inventory mix (a higher proportion of goods with low base year costs) as compared to 1998, when lower inventory levels in the LIFO pool resulted in income. In addition, gross margins were adversely affected by unabsorbed factory overhead (the result of lower production levels in response to lower demand) and start-up costs associated with the commencement of leather footwear production in the Company's Clintonville, Wisconsin manufacturing plant.

Selling and Administrative Expenses. Selling and administrative expenses increased $2.4 million, or 8%, in 1999 as compared to 1998. The increase in selling and administrative expenses was driven by a $.5 million increase in product development spending due to the emphasis on new product introductions for the LaCrosse and Danner brands, a $.6 million increase in distribution costs in support of the retail/industrial channels of distribution ($.3 million of the increase was a result of allocating facility costs from manufacturing to warehousing), a $.6 million increase in marketing and selling costs in support of the Danner brand and the industrial channel of distribution and a $.4 million increase in consulting services (primarily in support of a LaCrosse brand strategic marketing study, the layout and functionality of the distribution center and Information technology support for the implementation of a new Enterprise Resource Planning System).

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

In May 1999, the Company renegotiated its credit agreement with Firstar Bank, N.A. as the lead bank. Under the terms of the revised agreement, the maximum amount of borrowings was increased to $75.0 million, including a $12.5 million term loan, from the previous maximum level of $62.5 million. The May 1999 term loan is due May 28, 2004 and calls for quarterly payments of $.4 million commencing in August 1999. At the Company's option, the interest rate on the revolving portion of the loan is either prime rate or LIBOR (for the applicable loan period) plus 1.5%. The rate for the term loan is .375% higher than the revolving loans. In October 2000, the amount available under the revolving portion of the loan was reduced by $10.0 million to $52.5 million.

At December 31, 1999, the Company did not meet the interest coverage ratio contained in its credit agreement. In March 2000, the Company and Firstar entered into an amendment to the credit agreement which changed certain financial covenants, changed the loan from unsecured to secured, increased the interest rate on LIBOR-based loans by .75% and provided a waiver of the December 31, 1999 covenant violation. At September 30, 2000, the Company did not meet the interest coverage ratio contained in the credit agreement. In November 2000, the Company received a waiver of the September 30, 2000 violation. As part of receiving this waiver, the Company was required to pay a waiver fee of .1% of the loan commitment. At December 31, 2000, the Company was in violation of certain of the financial covenants under the credit agreement and as a result, the debt has been classified as a current liability in the financial statements. As a result of the violation, the Company plans to refinance its revolving line of credit with one or more asset-based lenders and to reduce and restructure the term loan with Firstar Bank, N.A. The Company currently expects these new credit facilities to be in place by early May, 2001 and be sufficient to enable the Company to execute its strategic plan.

6    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS

Cash used in operations in 2000 amounted to $1.8 million compared to cash generated by operations of $4.2 million in 1999. A $2.1 million increase in the net loss reported in 2000 (compared to 1999) coupled with a $6.4 million increase in accounts receivable (compared to a $2.7 million decrease in 1999) were the primary reasons for the usage of cash in 2000 as compared to generating cash in 1999. A decrease in inventories and an increase in accrued expenses partially offset this usage of cash. In 1999, cash generated by operations amounted to $4.2 million compared to $5.5 million in 1998. Net income in 1999 decreased $4.9 million from the 1998 level, however, this decrease was more than offset by a $2.4 million increase in accounts payable (primarily due to timing) as compared to a $2.9 million decrease in 1998. Accounts receivable decreased $2.7 million in 1999 as compared to a $4.2 million decrease in 1998. The reduction in receivables in both years was a result of lower fourth quarter net sales, primarily as a result of the warm, dry weather in the fourth quarter of both years.

Net cash used in investing activities during 2000 was $2.3 million, down from $4.2 million in 1999. During 2000, the Company spent $3.3 million on capital spending as compared to $2.5 million in 1999. The increase was largely driven by technology-related expenditures. This increase was more than offset by proceeds of $1.0 million from the sale of property and equipment, the majority of which was from the sale of the Clintonville, Wisconsin manufacturing facility. The 1999 spending on investing activities included a one-time payment of $1.1 million to the former shareholders of Danner to satisfy a guarantee agreement. It is anticipated that capital expenditures in 2001 will be about the same level as in 2000. During 1999, net cash used in investing activities was $4.2 million, down from $6.6 million in 1998. During 1999, the Company spent $2.5 million for capital expenditures, which was down $1.8 million from the 1998 level. The reduced level of sales the last two years and the absence of any new major projects were the primary reasons for the decrease. In addition to $4.3 million of capital expenditures in 1998, the Company also paid $2.4 million to purchase all of the Rainfair, Inc. common stock held by the former principal owner which made Rainfair, Inc. a 100% owned subsidiary of the Company.

Net cash provided by financing activities was $2.0 million in 2000 as compared to $1.6 million in 1999. During 2000, $6.7 million of short-term borrowings were used to purchase treasury stock ($2.1 million), repay long-term debt ($1.7 million) and pay cash dividends ($.8 million). In 1999, net cash provided by financing activities was $1.6 million as compared to $1.1 million in 1998. During 1999, $4.6 million of short-term borrowings were used to purchase treasury stock ($2.0 million), pay dividends ($.9 million) and repay long-term debt ($.1 million).

In March 1995, the Company announced plans to repurchase up to 130,000 shares of common stock in the open market. During 1999, 55,000 shares were repurchased which completed this authorization. In April 1999, the Company also announced plans to repurchase up to an additional 375,000 shares of common stock in the open market.

During 1999, the Company repurchased 79,800 shares at a total cost of $587,000. In April 1999, in a separate private transaction, the Company repurchased at the current market price, all of the 135,178 shares of common stock issued in connection with the Company's 1994 acquisition of Danner Shoe Manufacturing Co. for a total cost of $1,042,000. In March 2000, the Company repurchased, at the current market price, 500,000 shares of common stock for a total cost of $2,125,000.

The Company's debt to total capital ratio was 38.7% at December 31, 2000, 32.0% at December 31, 1999 and 25.9% at December 31, 1998.

Recently Issued Accounting Pronouncements

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition (SAB 101) in December of 1999. SAB 101 was effective for the Company in the fourth quarter of 2000. SAB 101 provides further guidance on revenue recognition and establishes criteria that must be met to recognize revenue. In addition, the SAB addresses whether revenue should be presented gross or net and provides guidance on the disclosures registrants should make about their revenue recognition policies and the impact of events and trends on revenue. Management believes that the adoption of SAB 101 has had no significant effect on the Company's consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which was required to be adopted as of January 1, 2001. Because of the Company's minimal use of derivatives, it is not anticipated that the adoption of the new Statement will have a significant effect on the Company's results of operations or financial condition.

                                    LACROSSE FOOTWEAR FINANCIAL STATEMENTS     7

Consolidated Balance Sheets
December 31, 2000 and 1999
(In Thousands, except for share data)

Assets (Note 5)                                    2000                1999
- ------------------------------------------------------------------------------

Current Assets
- ------------------------------------------------------------------------------
Cash and cash equivalents                        $    11             $ 2,022
Trade accounts receivable,
 less allowances of $1.0 and $.9
 million                                          26,820              20,445
Inventories (Note 3)                              38,564              40,337
Prepaid expenses, deferred tax
 assets and other (Note 4)                         4,852               5,725
                                                ------------------------------
   Total current assets                           70,247              68,529

Property and Equipment
- ------------------------------------------------------------------------------
Land, land improvements and buildings              6,998               8,319
Machinery and equipment                           33,138              31,478
                                                ------------------------------
                                                  40,136              39,797
Less accumulated depreciation                     28,849              26,986
                                                ------------------------------
                                                  11,287              12,811
Other Assets
- ------------------------------------------------------------------------------
Goodwill, net of amortization of $4.0
 and $3.3 million (Note 2)                        12,765              13,446
Deferred tax and other assets (Note 4)             3,299               3,234
                                                ------------------------------
                                                  16,064              16,680
                                                ------------------------------
                                                 $97,598             $98,020

Liabilities and Shareholders' Equity               2000                1999
- ------------------------------------------------------------------------------

Current Liabilities
- ------------------------------------------------------------------------------
Current maturities of long-term
 obligations (Note 5)                            $10,217              $1,712
Notes payable, bank (Note 5)                      20,840              14,088
Accounts payable                                   6,313               5,910
Accrued compensation                               3,081               2,383
Accrued other                                      2,036               3,644
- ------------------------------------------------------------------------------
        Total current liabilities                 42,487              27,737

Long-Term Obligations (Note 5)                       189              10,702
- ------------------------------------------------------------------------------

Compensation and Benefits (Note 8)                 5,428               3,193

Commitments
(Notes 6, 7 and 8)

Shareholders' Equity (Note 7)
- ------------------------------------------------------------------------------
Common stock, par value $.01 per
 share; authorized 50,000,000 shares;
 issued 6,717,627 shares                              67                  67
Additional paid-in capital                        26,434              26,434
Retained earnings                                 27,806              32,575
Less cost of 843,178 and 343,178
 shares of treasury stock                         (4,813)             (2,688)
- ------------------------------------------------------------------------------
        Total shareholders' equity                49,494              56,388
                                                ------------------------------
                                                 $97,598             $98,020
See Notes to Consolidated Financial Statements.

8    LACROSSE FOOTWEAR FINANCIAL STATEMENTS

Consolidated Statements of Operations
Years Ended December 31, 2000, 1999 and 1998
(In Thousands, except for share and per share data)

                                             2000          1999          1998
- --------------------------------------------------------------------------------
Net sales                                  $138,161      $124,328      $133,405
Cost of goods sold                          104,413        95,129        98,829
                                         ---------------------------------------

        Gross profit                         33,748        29,199        34,576
- --------------------------------------------------------------------------------
Selling and administrative expenses          35,874        31,407        28,978
                                         ---------------------------------------
        Operating income (loss)              (2,126)       (2,208)        5,598
Non-operating income (expense):
Interest expense                             (3,246)       (2,208)       (2,263)
Miscellaneous                                  (303)           92           381
                                         ---------------------------------------
                                             (3,549)       (2,116)       (1,882)
        Income (loss) before income
            taxes (benefit)                  (5,675)       (4,324)        3,716
- --------------------------------------------------------------------------------
Provision for income taxes (benefit)
 (Note 4)                                      (906)       (1,687)        1,456
                                         ---------------------------------------

        Net income (loss)                  $ (4,769)     $ (2,637)     $  2,260
Basic earnings (loss) per share            $   (.80)     $   (.41)     $    .34
Diluted earnings (loss) per share          $   (.80)     $   (.41)     $    .34

Weighted average shares outstanding:
        Basic earnings per share          5,974,176     6,464,685     6,661,683
        Diluted earnings per share        5,974,176     6,464,685     6,675,708

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000, 1999 and 1998
(In Thousands, except for share and per share data)
                                         Additional                               Total
                               Common     Paid-In      Retained    Treasury    Shareholders'
                               Stock      Capital      Earnings     Stock         Equity
Balance, December 31, 1997      $67       $27,579       $34,645    $  (443)      $61,848
  Net income                      -             -         2,260          -         2,260
  Dividends ($.13 per share)      -             -          (864)         -          (864)
  Purchase of 25,000 shares
   of treasury stock              -             -             -       (227)         (227)
  Issuance of 1,700 shares
   of treasury stock              -             3             -         15            18
                              -------------------------------------------------------------
Balance, December 31, 1998       67        27,582        36,041       (655)       63,035
  Net (loss)                      -             -        (2,637)         -        (2,637)
  Dividends ($.13 per share)      -             -          (829)         -          (829)
  Purchase of 269,978 shares
   of treasury stock              -             -             -     (2,033)       (2,033)
  Settlement of Danner
   acquisition contingency        -        (1,148)            -          -        (1,148)
                              -------------------------------------------------------------
Balance, December 31, 1999       67        26,434        32,575     (2,688)       56,388
  Net (loss)                      -             -        (4,769)         -        (4,769)
  Purchase of 500,000 shares
   of treasury stock              -             -             -     (2,125)       (2,125)
                              -------------------------------------------------------------
Balance, December 31, 2000      $67       $26,434       $27,806    $(4,813)      $49,494

See Notes to Consolidated Financial Statements.

                                     LACROSSE FOOTWEAR FINANCIAL STATEMENTS    9

Consolidated Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
(In Thousands)

                                               2000         1999         1998
- --------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income (loss)                            $(4,769)     $(2,637)      $2,260
Adjustments to reconcile net income
 (loss) to net cash provided by
 operating activities:
Depreciation                                   3,310        3,660        3,437
Amortization                                     681          679          680
Other                                            692          154          126
Deferred income taxes                              -         (725)         207
Change in assets and liabilities:
  Trade accounts receivable                   (6,375)       2,706        4,239
  Inventories                                  1,773         (639)        (625)
  Accounts payable                               403        2,441       (2,916)
  Accrued expenses and other                   2,518       (1,405)      (1,900)
- --------------------------------------------------------------------------------
  Net cash provided by (used in)
     operating activities                     (1,767)       4,234        5,508

Cash Flows from Investing Activities
Settlement of Danner acquisition
 contingency                                       -       (1,148)           -
Purchase of the minority interest
 in Rainfair, Inc.                                 -            -       (2,365)
Purchase of property and equipment            (3,269)      (2,513)      (4,288)
Proceeds from sale of property and
 equipment                                     1,035           31           72
Other                                            (96)        (538)         (61)
- --------------------------------------------------------------------------------
    Net cash (used in) investing
     activities                               (2,330)      (4,168)      (6,642)

Cash Flows from Financing Activities
Proceeds from long-term obligations                -       12,755            -
Principal payments on long-term
 obligations                                  (1,712)     (12,837)      (3,352)
Net proceeds from short-term
 borrowings                                    6,752        4,588        5,500
Cash dividends paid                             (829)        (864)        (867)
Purchase of treasury stock                    (2,125)      (2,033)        (209)
Other                                              -          (17)           -
- --------------------------------------------------------------------------------
    Net cash provided by financing
     activities                                2,086        1,592        1,072

    Increase (decrease) in cash and
     cash equivalents                         (2,011)       1,658          (62)

Cash and cash equivalents:
Beginning                                      2,022          364          426
                                          --------------------------------------
Ending                                           $11       $2,022         $364

Supplemental Information
Cash payments (refunds) for:
  Interest                                    $3,141       $2,032       $2,178
  Income taxes                                $ (913)      $  610       $2,101


See Notes to Consolidated Financial Statements.

10   NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business
The Company designs, manufactures and markets premium quality protective footwear and clothing for sale principally throughout the United States.

Significant accounting policies

Principles of consolidation
The consolidated financial statements include the accounts of LaCrosse Footwear, Inc. and its wholly owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include valuation allowances for inventories and deferred tax assets. Actual results could differ from those estimates.

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

Concentrations of suppliers
A significant portion of the Company's products are outsourced to foreign suppliers. Approximately 50% of the Company's sales in 2000 were of outsourced products. The Company is not aware of any matters that would affect its ability to outsource its products and does not believe it is dependent on any one supplier.

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

Inventories
Inventories are stated at the lower of cost or market. All inventories, except for vinyl products, leather boots, leather boot components and rainwear, are valued using the last-in, first-out (LIFO) method. Vinyl products, leather boots, leather boot components and rainwear are valued using the first-in, first-out (FIFO) method.

Property and equipment
Property and equipment are carried at cost and are being depreciated using straight-line and accelerated methods over their estimated useful lives as follows: land improvements, 15 years; buildings and improvements, 20 to 40 years; and machinery and equipment, 3 to 7 years.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     11

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

Revenue recognition and product warranty
Revenue is recognized at the time products are shipped to customers. Revenue is recorded net of freight, estimated discounts and returns. The Company warrants its products against defects in design, materials and workmanship generally for one year. A provision for estimated future warranty costs is recorded when products are shipped. Amounts billed to customers relating to shipping and handling are classified as revenue. Costs incurred by the Company for shipping and handling are classified as cost of goods sold.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition (SAB 101) in December of 1999. SAB 101 was effective for the Company in the fourth quarter of 2000. SAB 101 provides further guidance on revenue recognition and establishes criteria that must be met to recognize revenue. In addition, the SAB addresses whether revenue should be presented gross or net and provides guidance on the disclosures registrants should make about their revenue recognition policies and the impact of events and trends on revenue. The accompanying consolidated financial statements comply with the provisions of SAB 101.

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

Advertising and promotion
The Company advertises and promotes its products through national and regional media, displays, and catalogs and through cooperative advertising programs with retailers. Costs for these advertising and promotional programs are generally charged to expense as incurred. Advertising and promotional expense included in the consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998 is approximately $3.3, $2.8, and $2.9 million, respectively.

Stock-based compensation
The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, since the Company grants options where the exercise price is equal to the market price at the date of the grant, no compensation costs have been recognized.

Earnings per share
Because the Company has potential common stock outstanding, as discussed in Note 7, the Company is required to present basic and diluted earnings per share. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

12   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The numerators are the same for the basic and diluted earnings per share computations for all years presented. The impact of the stock options on the denominators of the diluted earnings per share computation was to increase the shares outstanding by 0 shares, 0 shares, and 14,025 shares for the years ended December 31, 2000, 1999 and 1998, respectively. Options to purchase shares of common stock were not included in the computation of diluted earnings per share in 2000 and 1999 because to do so would be antidilutive.

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

Note 2. Acquisition

In January 1998, the Company purchased all Rainfair, Inc. common stock held by the former principal owner for approximately $2.4 million, which made Rainfair, Inc. a wholly owned subsidiary of the Company. Prior to January 1998, the Company owned 50% of Rainfair, Inc.

Note 3. Inventories

A summary of inventories is as follows:

                            (In Thousands)
                             December 31,
                           2000      1999
- ----------------------------------------------
Finished goods           $33,638   $32,487
Work in process            1,046     1,496
Raw materials              3,880     6,354
- ----------------------------------------------
Total inventories        $38,564   $40,337

If all inventories were valued on the FIFO method, total inventories for 2000 and 1999 would have been $40.7 and $43.8 million, respectively.

                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      13


Note 4.  Income Tax Matters

Net deferred tax assets and liabilities consist of the following components:

                                                 (In Thousands)
                                                  December 31,
                                                2000        1999
- ------------------------------------------------------------------
Deferred tax assets:
     Receivable allowances                      $387        $322
     Inventory differences                       953       1,024
     Compensation and benefits                 2,598       2,055
     Insurance reserves and other                777         713
     Net operating loss carryforwards            878           -
     Valuation allowance                      (1,290)          -
                                          ------------------------
                                               4,303       4,114
Deferred tax liabilities,
 principally intangibles                       1,168         979
                                          ------------------------
                                              $3,135      $3,135

At December 31, 2000 the Company has a valuation allowance of approximately $1.3 million to reduce its deferred tax assets to estimated realizable value. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance at December 31, 2000. However, the amount of the deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

                                    (In Thousands)
                                    December 31,
                                  2000         1999
- -----------------------------------------------------
Current assets                  $2,460       $2,747
Noncurrent assets                  675          388
                             ------------------------
                                $3,135       $3,135

14   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes (benefit) consists of the following:

                                     (In Thousands)
                               Years Ending December 31,
                               2000       1999      1998
    ------------------------------------------------------
     Current:
        Federal               $(957)     $(820)     $892
        State                    51       (142)      357
     Deferred                     -       (725)      207
                         ---------------------------------
                              $(906)   $(1,687)   $1,456

The differences between statutory federal tax rates and the effective tax rates are as follows:

                               Years Ending December 31,
                               2000       1999      1998
- -----------------------------------------------------------
Statutory federal tax rate    (35.0)%    (35.0)%    35.0%
State taxes, net of federal
 tax benefit and other         (3.7)      (4.0)      4.2
Valuation allowance            22.7          -         -
Effective tax rate            (16.0)%    (39.0)%    39.2%

At December 31, 2000, the Company has a federal net operating loss carryforward of approximately $1.5 million which will expire in the year 2015.

In addition, the Company has state net operating loss carryforwards of approximately $6.2 million which will expire as follows: $1.9 million in the year 2014 and $4.3 million in the year 2015.


Note 5.  Financing Arrangements

Credit agreement

The Company has a secured credit agreement, under which it has (1) a revolving line of credit with a borrowing limit equal to the lesser of $52,500,000 or the sum of 80% of qualified receivables and 50% of qualified inventory and (2) a $12.5 million term loan. The revolving line of credit expires on May 28, 2002 and the term loan is due May 28, 2004. The agreement is primarily secured by accounts receivable, inventory and equipment. At the Company's option, the interest rate is either the prime rate or Eurodollar rate plus 1.50% for the revolving line of credit and Eurodollar rate plus 1.875% for the term loan. Interest is payable monthly on prime rate loans and at maturity on Eurodollar loans.

At December 31, 2000 and 1999, there was $20.8 million and $14.1 million, respectively, outstanding under the revolving line of credit. In addition, at December 31, 2000 and 1999, there were letter of credit commitments outstanding of $2.3 million and $3.3 million, respectively. In 1998, the Company entered into interest rate swap agreements to manage its exposure to interest rate fluctuations on its floating rate debt. As of December 31, 2000, the Company had swap agreements in effect totaling $11.0 million, of which $7.0 million will mature in 2002 with the remaining $4.0 million maturing in 2003. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty. The variable rate borrowings not offset by swap agreements at December 31, 2000 and 1999 totaled $19.9 million and $14.8 million, respectively.

                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      15

Credit agreement (continued)

The credit agreement contains various covenants, including minimum consolidated tangible net worth, sale of assets, indebtedness, interest coverage ratio and leverage ratio. At December 31, 2000, the Company did not meet the net worth and interest coverage ratios and did not obtain a waiver. As a result, the $10.1 million term loan has been classified as a current liability. The Company plans to refinance its revolving line of credit with a group of asset-based lenders and to reduce and restructure its term loan. Management believes that new credit facilities will be in place before the end of the second quarter of 2001. In addition, management believes that the new financing will be adequate to meet the Company's needs for the foreseeable future.

Long-term obligations


                                    (In Thousands) December 31,
                                        2000           1999
- ----------------------------------------------------------------
Term loan under credit agreement,
 due in quarterly payments of
 $.4 million with a final
 principal payment of $4.9
 million on May 28, 2004              $10,100        $11,700
Other                                     306            714
                                   -----------------------------
                                       10,406         12,414
Less current maturities                10,217          1,712
                                   -----------------------------
                                         $189        $10,702

Maturities of long-term obligations for the next five years are as follows (in thousands): 2001, $10,217; 2002, $32; 2003, $34; 2004, $37; 2005, $41; and $45
thereafter.

Note 6.  Lease Commitments and Total Rental Expense

The Company leases office space, retail stores, manufacturing facilities, equipment and warehouse space under non-cancelable agreements which expire on various dates through 2009 and are recorded as operating leases. The total rental expense included in the consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998 is approximately $1.9, $1.8, and $1.9 million, respectively. Approximate future minimum lease payments of $7.7 million are due as follows (in millions): 2001, $1.9; 2002, $1.7; 2003, $.9; 2004, $.8; 2005, $.8 and $1.6 thereafter.

Note 7.  Stock Options

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

16   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes all stock options granted under the plans:


                                 Common        Weighted Average
                                 Shares        Exercise Price
                              -----------------------------------
December 31, 1997                268,225            $11.26
        Granted                   58,563             13.84
        Canceled                 (23,275)            12.10
        Exercised                 (1,700)             9.88
                              -----------------------------------
December 31, 1998                301,813             11.70
        Granted                  116,750              8.54
        Canceled                  (2,700)             9.78
                              -----------------------------------
December 31, 1999                415,863             10.83
        Granted                  104,950              4.43
        Canceled                (149,613)             9.72
                              -----------------------------------
December 31, 2000                371,200              9.46

The weighted average remaining life of outstanding options is 6.4 years as of December 31, 2000. Options exercisable as of December 31 were approximately 191,000 shares in 2000, 189,000 shares in 1999, and 128,000 shares in 1998 at a weighted average exercise price of $11.26, $11.63, and $11.66, respectively.

Compensation expense under the plans is accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as provided by SFAS No. 123, the Company's net income (loss) for the years ended December 31, 2000, 1999 and 1998 would have been $(4,942), $(2,816) and $2,124, respectively. Pro forma basic/diluted earnings (loss) per share for the years ended December 31, 2000, 1999 and 1998 would have been $(.83), $(.44) and $.32, respectively.

The weighted-average fair value at date of grant for options granted during 2000, 1999 and 1998 was $2.44, $3.87, and $5.81 per share, respectively. The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:


                                         2000       1999       1998
- ----------------------------------------------------------------------
Expected dividend yield                    0%         1%         1%
Expected stock price volatility           25%        20%        25%
Risk-free interest rate                  6.5%       6.5%       6.5%
Expected life of options             7 years    7 years     7 years

Note 8.  Compensation and Benefit Agreements

The Company has defined benefit pension plans covering approximately 40% of its employees. Eligible employees are entitled to monthly pension benefits beginning at normal retirement age (65). The monthly benefit payable at the normal retirement date under the Company's pension plans is equal to a specified dollar amount or percentage of average monthly compensation, as defined in the plans, multiplied by years of benefit service (maximum of 38 years). The Company's funding policy is to make not less than the minimum contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. In 1999, the Company's retirement plan was amended to increase the monthly benefit payable and the eligibility age for disability benefits. This amendment resulted in increases of approximately $.7 million in both unrecognized prior service cost and projected benefit obligation as of December 31, 1999.

The Company sponsors an unfunded defined benefit postretirement medical and life insurance plan that covers approximately 40% of its employees until they qualify for Medicare. The plan is contributory for retirees with contributions established annually as a specified dollar amount. The Company funds the postretirement benefit obligation as the costs are incurred.

As a result of workforce reductions in 2000, the Company incurred curtailment losses of approximately $.8 million and $.2 million during 2000 for the defined benefit pension and postretirement plans, respectively.

                            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS        17

Information relative to the Company's defined pension and other postretirement benefit plans is presented below.


                                         Pension Benefits      Other Benefits
                                          (In Thousands)       (In Thousands)
                                           December 31,         December 31,
                                          2000      1999       2000      1999
- --------------------------------------------------------------------------------
Changes in benefit obligations:
  Obligations at beginning of year      $15,779    $13,952   $ 1,118   $ 1,395
  Service cost                              542        558        72        65
  Interest cost                           1,082      1,017        94        70
  Plan amendment                              -        662         -       370
  Benefits paid                            (737)      (655)     (166)      (36)
  Curtailment                              (141)         -      (363)        -
  Actuarial losses (gains)                   30        245       261      (746)
- --------------------------------------------------------------------------------
  Obligations at end of year            $16,555    $15,779   $ 1,016   $ 1,118

Changes in plan assets:
  Fair value of assets at
   beginning of year                    $16,193    $16,127   $     -   $     -
  Actual return on assets                 1,127        716         -         -
  Company contributions                       -          5       166        36
  Participant contributions                   -          -        32        21
  Benefits paid                            (737)      (655)     (198)      (57)
- --------------------------------------------------------------------------------
  Fair value of assets at end of year   $16,583    $16,193   $     -   $     -

Funded status at end of year:
  Plan assets in excess of
   (less than) obligations                  $28       $414   $(1,016)  $(1,118)
  Unrecognized gains                     (3,047)    (3,316)   (1,204)   (1,550)
  Unrecognized prior service cost           737      1,816        95       318
  Unrecognized transition obligation          8         61       331       777
- --------------------------------------------------------------------------------
  Accrued benefit cost                  $(2,274)   $(1,025)  $(1,794)   $(1,573)


                                Pension Benefits            Other Benefits
                                 (In Thousands)             (In Thousands)
                            Years Ending December 31,  Years Ending December 31,
                            2000      1999     1998     2000     1999      1998
- --------------------------------------------------------------------------------
Cost recognized during
 the year:
  Service cost             $  542    $  558   $  443   $   72   $   65   $   74
  Interest cost             1,082     1,017      856       94       70       89
  Expected return on
   plan assets             (1,267)   (1,264)  (1,156)       -        -        -
  Amortization of prior
   gains                      (99)     (159)    (106)     (85)    (111)    (101)
  Amortization of prior
   service cost               137       137       47       53       53        -
  Amortization of
   transition obligation       45        51       51       70       70       70
  Curtailment                 809         -        -      183        -        -
- --------------------------------------------------------------------------------
Net periodic benefit cost  $1,249    $  340   $  135     $387   $  147   $  132

18   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  Pension Benefits          Other Benefits
                                    December 31,             December 31,
                                 2000    1999    1998     2000   1999     1998
- --------------------------------------------------------------------------------
Assumptions used in
 computations:
Discount rate                    7.0%    7.0%    7.0%     7.0%    7.0%    7.0%
Rate of compensation increase    4.5%    4.5%    4.5%     N/A     N/A     N/A
Expected return on plan assets   8.0%    8.0%    8.0%      *       *       *

* This plan does not have separate assets, so there is no actual or expected return on plan assets.

For measurement purposes of other benefits, an 8.5% annual rate of increase in the cost of covered healthcare benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0% at 2007 and remain at that level thereafter. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2000 (in thousands):

                                     Increase        Decrease
                                   ---------------------------
Effect on total of service
 and interest cost components            $17            $(15)
Effect on postretirement benefit
 obligation                               67             (61)

Note 9.  Enterprise-wide Disclosures

Segment information is not presented since all of the Company's revenue is attributed to a single reportable segment. Information about the Company's groups of products within its one segment is presented below.

                                              (In Thousands)
                                         Years Ending December 31,
                                         2000      1999       1998
- ----------------------------------------------------------------------
Footwear                              $119,064   $108,314    $115,643
Protective clothing                     19,097     16,014      17,762
                                   -----------------------------------
                                      $138,161   $124,328    $133,405

The following table presents information about the Company's revenue attributed to countries based on the location of the customer.

                                              (In Thousands)
                                         Years Ending December 31,
                                         2000      1999       1998
- ----------------------------------------------------------------------
United States                         $132,139   $119,981    $128,570
Foreign Countries                        6,022      4,347       4,835
                                   -----------------------------------
                                      $138,161   $124,328    $133,405

Long-lived assets located outside of the United States totaled approximately $.5 million at December 31, 2000 and December 31, 1999.

No single customer provided revenue of 10% or more of consolidated revenues in any of the years presented.

                                            INDEPENDENT AUDITORS' REPORT      19



To the Board of Directors and Shareholders of LaCrosse Footwear, Inc.

We have audited the accompanying consolidated balance sheets of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.



                                                 McGLADREY & PULLEN, LLP

LaCrosse, Wisconsin
February 14, 2001

20   QUARTERLY RESULTS OF OPERATIONS

Quarterly Results of Operations (Unaudited)

The Company reports its quarterly results of operations on the basis of 13-week periods for each of the first three quarters with the year ending December 31.

The following tabulation presents the Company's unaudited quarterly results of operations for 2000 and 1999.

Thousands of dollars except per share data - 2000
                  First Quarter   Second Quarter  Third Quarter   Fourth Quarter
- --------------------------------------------------------------------------------
Net sales             $31,029          $31,385        $37,239         $38,508
Gross profit            7,876            8,075          9,295           8,502
Operating income
 (loss)                  (117)               9           (318)         (1,700)
Net income (loss)        (323)            (461)          (836)         (3,149)
Basic and diluted
 earnings (loss)
 per share               (.05)            (.08)          (.14)           (.54)


Thousands of dollars except per share data - 1999
                  First Quarter   Second Quarter  Third Quarter   Fourth Quarter
- --------------------------------------------------------------------------------
Net sales             $27,946          $26,788        $37,024         $32,570
Gross profit            7,472            7,087          9,790           4,850
Operating income
 (loss)                   102             (141)         1,959          (4,128)
Net income (loss)        (150)            (320)           813          (2,980)
Basic and diluted
 earnings (loss)
 per share               (.02)            (.05)           .13            (.47)

Market Information

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol BOOT. The following table shows the high and low transaction prices by calendar quarter for the past three years. On March 26, 2001 there were approximately 300 shareholders of record and approximately 2,000 beneficial owners of the Company's common stock.

             1st               2nd             3rd            4th       Year-end
1998   $11.50 - 14.125  $11.375 - 12.50   $7.75 - 11.50  $7.75 - 10.00   $9.25
1999    $6.25 - 9.50     $6.625 - 9.00   $4.563 - 8.25   $4.25 - 6.719   $4.438
2000   $3.688 - 5.75     $3.813 - 5.00    $2.25 - 5.75   $2.50 - 4.00    $3.125

Cash Dividends Declared Per Share

The Company did not declare a cash dividend in 2000 because of operating results. The Company will reconsider the payment of cash dividends in the future when the profitability of the Company has improved. The chart below shows annual cash dividends declared per share for the past three years:

                                       2000         1999           1998
- ------------------------------------------------------------------------
Dividends declared per share         $   --         $.13           $.13

Market Risk Management

The Company enters into interest rate swap agreements ("Swap Agreements") to reduce its exposure to interest rate fluctuations on its floating rate debt. The Swap Agreements exchange floating rate for fixed rate interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent an amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. As of December 31, 2000, the Company had Swap Agreements in effect totaling $11.0 million notional amount, of which $7.0 million will mature in 2002 with another $4.0 million maturing in 2003. The variable rate borrowings not offset by Swap Agreements at December 31, 2000, totaled $19.9 million. Swap Agreement rates are based on the three-month LIBOR rate. Based on average floating rate borrowings outstanding throughout fiscal year 2000, a 100-basis point change in LIBOR would have caused the Company's monthly interest expense to change by approximately $23,500. The Company believes that these amounts are not material to the earnings of the Company.