Form 10-K405, Exhibit 13
period 2001-12-31
LACROSSE FOOTWEAR INC
filed 2002-04-01
CIK 919443

                             FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------
Selected Income Statement Data
Year Ended December 31
(In Thousands)                                              2001         2000         1999         1998        1997

Net sales                                              $ 125,301    $ 138,161    $ 124,328    $ 133,405   $ 145,503
Operating income (loss)                                   (5,308)      (2,126)      (2,208)       5,598      13,156
Net income (loss)                                         (7,949)      (4,769)      (2,637)       2,260       6,779


Selected Balance Sheet Data
Year Ended December 31
(In Thousands)                                              2001         2000         1999         1998        1997

Working capital                                        $  27,853    $  27,760    $  40,792    $  44,801   $  48,413
Total assets                                              79,316       97,598       98,020       98,615     101,920
Notes payable, bank                                       17,645       20,840       14,088        9,500       4,000
Long-term obligations
(including current portion)                                6,031       10,406       12,414       12,496      15,848
Shareholders' equity                                      41,545       49,494       56,388       63,035      61,848

Selected Share Data
Year Ended December 31
                                                            2001         2000         1999         1998        1997

Basic earnings (loss) per share                        $   (1.35)   $    (.80)   $    (.41)   $     .34   $    1.02
Diluted earnings (loss) per share                      $   (1.35)   $    (.80)   $    (.41)   $     .34   $    1.01
Dividends per share                                    $      --    $      --    $     .13    $     .13   $     .13

Shares used in basic per share calculation (000's)         5,874        5,974        6,465        6,662       6,668
Shares used in diluted per share calculation (000's)       5,874        5,974        6,465        6,676       6,713

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain matters discussed below in this 2001 Annual Report (and, thereby, the 2001 Form 10-K) are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation:

       o      Weather conditions
       o      Dealer inventory levels
       o Inventory levels required for sourced product and emphasis on forecasting capabilities
       o Lead times (or delays) for sourced product and dependence on independent manufacturers or suppliers
       o Limited ability to resupply customer for fill-in orders for sourced product
       o Trading policies or import and export regulations and foreign regulation of manufacturers or suppliers
       o      Actions of Company competitors
       o      Changes in consumer buying patterns
       o      Loss of a material customer
       o      Increases in interest rates

Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are made only as of the date of this 2001 Annual Report. The Company is not obligated to publicly update such forward-looking statements to reflect subsequent events or circumstances.

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

Because consumers generally purchase a large percentage of the Company's products from September through January, retail dealers generally want delivery of products from June through October for advance orders and from October through December for restocking (or "fill-in") orders. Generally, mild or dry weather during the late fall and early winter has a negative impact on the Company's net sales during the fourth quarter, while cold or wet weather during such time has a favorable impact. Further, weather conditions in one season can affect future net sales, particularly where weather contributes to high or low dealer inventory levels at the season's end. To assist in product sourcing and production scheduling, the Company's sales force calls on retail dealers from January to June to present the product line, review inventory levels and prepare advance orders. The Company may offer price discounts and extended terms for orders placed prior to June, although advance orders may be canceled at any time. In an attempt to balance the flow of shipments and the need for warehouse space, the Company offers extended terms on receivables relating to advance orders to induce retail dealers to allow some shipments of seasonal products prior to the peak shipment period. The advance order terms provide for payment by November 15 (December 15 in the case of Southern dealers). Because of seasonal fluctuations, inventory levels are highest at mid-year and accounts receivable levels peak during the fourth quarter.

Over the past two years, the Company has shifted all of its rubber footwear production and a significant portion of its leather footwear production from its domestic manufacturing facilities to contract offshore facilities primarily. In 2001, the Company outsourced approximately 62.0% of the product it sold, up from 50% in 2000. This shift in production has resulted in the closing of three domestic manufacturing facilities during 2001 and thereby lowered investments in plant and equipment. The outsourced product will provide a more competitively priced product in the marketplace. However, the use of offshore sourcing facilities will require the Company to place orders four to six months in advance of the date the customer requires delivery, thus increasing the emphasis on forecasting capabilities.

Each year, the Company introduces the Companny to place a number of new products. A new product, if successful, can generate growing amounts of net sales during the first two to four years. In some cases, net sales of new products will help to offset adverse factors, such as mild or dry weather or adverse economic conditions.

Results of Operations

The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Operations and the percentage change from year to year.

                                         Percentage of Net Sales   Percentage of Increase (Decrease)

Year Ended December 31                   2001      2000      1999    2001 vs. 2000   2000 vs. 1999

Net sales                               100.0%    100.0%    100.0%         (9)%          11%
Cost of goods sold                       75.9      75.6      76.5          (9)           10
Gross profit                             24.1      24.4      23.5         (11)           16
Selling and administrative expenses     (28.3)    (25.9)    (25.3)         (1)           14
Operating loss                           (4.2)     (1.5)     (1.8)       (150)            4
Interest expense                         (2.2)     (2.4)     (1.8)        (13)           48
Other income (expense)                     .1       (.2)       .1          --            --
Loss before income taxes                 (6.3)     (4.1)     (3.5)        (40)          (31)
Income taxes                               --        .6       1.4          --           (46)
Net loss                                 (6.3)%    (3.5)%    (2.1)%       (67)%         (81)%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales. Net sales in 2001 decreased $12.9 million, or 9.0%, to $125.3 million from $138.2 million in 2000. While net sales of Danner brand boots increased approximately 5.0%, this increase was more than offset by decreases in net sales of LaCrosse brand products through the retail channel of distribution and weakness in the industrial channel of distribution. The increase in sales of the Danner brand product was the result of acceptance of new product offerings, strength in the duty footwear business and favorable weather in the primary markets served. Sales through the LaCrosse retail channel of distribution and the industrial channel of distribution were both negatively impacted by unfavorable weather conditions during the fourth quarter of 2001, the weakness in the industrial and retail sectors of the economy, spot product outages (which occurred as a result of the shift of the Company's rubber boots from a domestically produced product to a sourced product), as well as a reduction in the offerings in the LaCrosse brand product line.

Gross Profit. Gross profit as a percentage of net sales decreased to 24.1% in 2001 from 24.4% in 2000. The Company has been going through a period of transition since 1999 and, as a result, has incurred costs in both 2001 and 2000 which impacted margins. The Company experienced increased selling margins on current line products over the past two years as a result of the outsourcing effort. However, these improvements were impacted in both years by the switch from domestic sourcing to outsourcing. In 2001, the Company announced the closing of its La Crosse, Clintonville and Hillsboro, Wisconsin manufacturing facilities. As a result, the Company incurred charges for severance expenses, labor inefficiencies, raw material and component part write-downs, and the closing of the facilities. During the second quarter of 2001, the Company incurred an impairment charge of $1.9 million and a sourcing realignment charge of $ 1.8 million. In addition, the Company narrowed its product offering in several areas of the LaCrosse brand product offering, which resulted in establishing reserves related to the disposal of the discontinued products. In 2000, the Company incurred charges for labor inefficiencies, severance costs and a $1.0 million charge for partial curtailment of the union pension plan as the Company reduced employment at its La Crosse manufacturing facility. In addition, costs were incurred related to raw materials and component parts which were no longer required for domestic manufacturing. Both 2001 and 2000 were impacted favorably by a $1.8 million and $1.3 million, respectively, reduction in the LIFO inventory reserve as the manufactured pool of inventory was reduced.

Selling and Administrative Expenses. Selling and administrative expenses decreased $.4 million, or 1.0%, in 2001 as compared to 2000. The reduction in selling and administrative expenses was driven by the Company's strategy to outsource its rubber footwear (which resulted in substantial reductions in employment), a reduction in marketing programs supporting the LaCrosse brand and a favorable impact from a partial curtailment of the non-union pension plan. These reductions were largely offset by an acceleration of the write-off of goodwill and other intangibles due to a change in useful lives, severance expenses related to the closing of three of the Company's manufacturing facilities, the relocation of the Company's headquarters from La Crosse, Wisconsin to Portland, Oregon and costs incurred to implement the conversion of all of the Company's systems to the enterprise resource planning system (which was already in use at the Portland, Oregon location).

Interest Expense. Interest expense decreased $.4 million, or 13.0%, in 2001 as compared to 2000. The decrease in interest expense was the result of lower average borrowings (primarily due to lower inventories and receivables) coupled with a lower interest rate on the outstanding debt. The lower interest rate was a result of the lower market rates which was partially offset by an increase in rates under the new credit agreement entered into in June 2001.

Income Tax Expense. The Company recorded no income tax benefit in 2001. The expected income tax benefit was offset by an increase in the deferred tax valuation allowance since the Company has had three consecutive loss years. In 2000, the Company recorded income tax benefits to the extent tax loss carrybacks were available.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales. Net sales in 2000 increased $13.9 million, or 11.0%, to $138.2 million from $124.3 million in 1999. The increase in net sales was driven by increases in Danner brand sales, LaCrosse brand sales and sales into the industrial channel of distribution, with successful new product introductions and more favorable weather conditions contributing to the increase. Sales of Danner products were up 14.0% for the year, due largely to the success of the new Radical outdoor cross training product. Sales through the retail channel of distribution were up 6.0% during the year with increased sales of LaCrosse brand leather boots and children's boots partially offset by a decline in shipments of traditional rubber footwear. Increased shipments of closeout merchandise also contributed to the increase. Sales through the industrial channel of distribution were up 17.0% for the year with newly introduced products and increased placement of products at existing national accounts driving the increase.

Gross Profit. Gross profit as a percentage of net sales increased to 24.4% in 2000 from 23.5% in 1999. The increase in gross margin as a percentage of net sales was driven by an increase in margin percentages for Danner brand shipments (driven by improved margins on sourced products), higher margins for product distributed in the retail channel of distribution (largely due to improved margins on sourced items), and a net positive impact of $1.3 million due to a reduction in the LIFO inventory reserve. Offsetting the margin increases in the retail channel, the Company incurred charges in 2000 for labor inefficiencies, severance costs and a $1.0 million charge for partial curtailment of the union pension plan as the Company reduced employment at its La Crosse, Wisconsin manufacturing facility. In addition, costs were incurred related to raw materials and component parts which were no longer required for domestic manufacturing. In 1999, the Company incurred a $1.8 million charge related to product line reductions.

Selling and Administrative Expenses. Selling and administrative expenses increased $4.5 million, or 14.0%, in 2000 as compared to 1999. The increase in selling and administrative expenses was driven by the continued commitment to brand marketing for the LaCrosse and Danner brands, increased product development spending in support of the transition of products to an outsourced status, increased distribution expenses (partially as a result of increased volume and systems inefficiencies), increased information technology spending in support of the installation of an enterprise resource planning system, increased selling expenses primarily due to the increased volume and an increase in severance-related expenses (including amounts related to the downsizing of domestic manufacturing).

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

On June 15, 2001, the Company entered into a three-year credit agreement with General Electric Capital Corporation (GECC) serving as the lead lender. Amounts borrowed under the agreement are secured primarily by all of the assets of the Company. The Company is entitled to borrow under this line of credit based upon a collateral formula that keys off of qualified accounts receivable and inventory, except that borrowings under this line of credit cannot exceed $52.5 million. At the Company's option, the interest rate is either the prime rate plus .5% or LIBOR plus 2.75%.

In conjunction with the refinancing of the line of credit on June 15, 2001, the Company also refinanced its term loan with Firstar Bank, N.A., the lead lender on the previous term loan. The amount of the refinanced term loan was $7.5 million. The term loan expires May 28, 2004 and calls for semi-annual payments of $.75 million which commenced in November 2001 with a final payment due on May 28, 2004. The term loan is secured by, among other things, certain properties and equipment of the Company and a personal guarantee from the Company's principal shareholder. In the event of a sale of any of the secured properties and equipment, a portion of the net proceeds will be applied to the term loan. At the Company's option, the interest rate on the term loan is either the bank's prime rate or LIBOR plus 2.0%.

The credit agreements contain certain restrictive covenants which, among other things, require the Company to maintain certain levels of net availability (depending on the time of the year), to meet certain tangible net worth requirements on a quarterly basis and to limit capital spending to less than $3.5 million per year. At December 31, 2001, the Company had unused borrowing availability of $4.8 million under the revolving credit agreement. At December 31, 2001, the Company did not comply with the tangible net worth covenant, however the Company has obtained waivers from the lenders with respect to this violation. The Company believes that the availability under the line of credit and anticipated cash flows from operations will be adequate to fund the cash requirements for 2002 and that the Company will be in compliance with all of the covenants under the credit agreements during 2002.

Cash provided by operations in 2001 amounted to $9.7 million compared to cash used in operations of $1.8 million in 2000. Cash of $10.8 million was provided by reductions in working capital in 2001, whereas $1.7 million was used to fund working capital requirements in 2000, a net improvement of $12.5 million. Accounts receivable of $18.9 million at December 31, 2001 reflected a $7.9 million (29.7%) decrease from the $26.8 million balance at December 31, 2000. Inventories of $34.4 million at December 31, 2001 decreased $4.2 million (10.9%) from $38.6 million at December 31, 2000. The decline in accounts receivable was the result of reduced sales in the fourth quarter of 2001 as compared to 2000, while the decline in inventories was the result of a focused inventory reduction program during 2001 (which included a substantial reduction in manufacturing activity and the related raw material and work-in-process inventories) and reductions associated with reserves established. The decrease in accrued expenses was attributed to the decline in employment and domestic manufacturing. The net loss in 2001 was $7.9 million, $3.1 million more than the $4.8 million net loss reported in 2000. Non cash items (a $.3 million increase in amortization expense, a $1.5 million increase in the loss on disposal/impairment of property and equipment and a $1.3 million intangible impairment charge) accounted for the increase in the net loss.

Net cash used in investing activities during 2001 was $.8 million, down from $2.3 million in 2000. During 2001, the Company spent $2.2 million on capital spending as compared to $3.3 million in 2000. The decrease was the result of a reduction in capital spending to support manufacturing activities. In addition, the Company realized proceeds of $1.4 million from the sale of assets in 2001 as compared to $1.0 million in 2000. The Company has now sold substantially all of the property and equipment that will be disposed of in connection with the strategy to reduce domestic manufacturing.

Net cash used in financing activities was $8.6 million in 2001 as compared to $2.1 million provided by financing activities in 2000. During 2001, cash was used to repay long-term obligations ($4.5 million), reduce short-term borrowings ($3.2 million) and pay deferred financing costs ($.9 million). In 2000, $6.7 million of short-term borrowings were used to purchase treasury stock ($2.1 million), repay long-term debt ($1.7 million) and pay cash dividends ($.8 million).

In March 2000, the Company repurchased, at the current market price, 500,000 shares of common stock for a total cost of $2,125,000.

The Company's debt to total capital ratio was 36.3% at December 31, 2001, 38.7% at December 31, 2000 and 32.0% at December 31, 1999.

Critical Accounting Policies

The Company's significant accounting policies are summarized in the notes to the consolidated financial statements. Some of the most critical policies are also discussed below.

As a matter of policy, the Company reviews its major assets for impairment (during 2001, the Company recognized an impairment loss). The Company's major operating assets are accounts receivable and inventories. The Company has not experienced significant bad debt expense and its reserve for doubtful accounts of $.4 million should be adequate for any exposure to loss in the December 31, 2001 accounts receivable. The Company has also established reserves for slow moving and obsolete inventories and believes the reserve of $3.8 million is adequate.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and requires that intangible assets that meet certain criteria be reported separately from goodwill. This statement is effective for all business combinations initiated after June 30, 2001. SFAS 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life and requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 did not have a material impact on the Company's operating results or financial condition. Upon the adoption of SFAS 142 during the first quarter of 2002, the Company is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001 and reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. The Company has not yet completed its full assessment of the effect of SFAS 142 on its financial statements and so is uncertain as to the impact.

In September 2001, the FASB issued SFAS No. 143, "Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 will be effective for the Company's fiscal year ending December 2003. The Company has not yet completed its full assessment of the effect of SFAS 143 on its financial statements and so is uncertain as to the impact.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 will be effective for the Company's fiscal year ending December 2002. The Company has not yet completed its full assessment of the effects of SFAS 144 on its financial statements and so is uncertain as to the impact.

                     LACROSSE FOOTWEAR FINANCIAL STATEMENTS

Consolidated Balance Sheets
December 31, 2001 and 2000
(In Thousands, except for share data)

Assets (Note 4)                                               2001                2000
                                                              ----                ----
Current Assets
Cash and cash equivalents                                  $    271           $     11
Trade accounts receivable,
        less allowances of $1.0 million                      18,865             26,820
Inventories (Note 2)                                         34,371             38,564
Prepaid expenses, deferred tax assets and other (Note 3)      2,880              4,852
        Total current assets                                 56,387             70,247

Property and Equipment (Note 8)
Land, land improvements and buildings                         3,634              6,998
Machinery and equipment                                      23,378             33,138
                                                           --------           --------
                                                             27,012             40,136
Less accumulated depreciation                                19,790             28,849
                                                           --------           --------
                                                              7,222             11,287

Other Assets (Note 8)
Goodwill, net of amortization of $5.0 and $4.0 million       11,781             12,765
Deferred tax and other assets (Note 3)                        3,926              3,299
                                                           --------           --------
                                                             15,707             16,064
                                                           --------           --------
                                                           $ 79,316           $ 97,598
Liabilities and Shareholders' Equity                           2001               2000
                                                           --------           --------
Current Liabilities
Current maturities of long-term obligations (Note 4)       $  1,599           $ 10,217
Notes payable, bank (Note 4)                                 17,645             20,840
Accounts payable                                              6,205              6,313
Accrued compensation                                          1,899              3,081
Accrued other                                                 1,186              2,036
        Total current liabilities                            28,534             42,487

Long-Term Obligations (Note 4)                                4,432                189

Compensation and Benefits (Note 7)                            4,805              5,428

Commitments (Notes 5, 6 and 7)

Shareholders' Equity (Note 6)
Common stock, par value $.01 per share; authorized
50,000,000 shares; issued 6,717,627 shares                       67                 67
Additional paid-in capital                                   26,434             26,434
Retained earnings                                            19,857             27,806
Less cost of 843,178 shares of treasury stock                (4,813)            (4,813)
        Total shareholders' equity                           41,545             49,494
                                                           --------           --------
                                                           $ 79,316           $ 97,598

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations
Years Ended December 31, 2001, 2000 and 1999
(In Thousands, except for share and per share data)

                                                      2001           2000           1999
                                                      ----           ----           ----

Net sales                                      $   125,301    $   138,161    $   124,328
Cost of goods sold (Note 8)                         95,158        104,413         95,129
                                               -----------    -----------    -----------
        Gross profit                                30,143         33,748         29,199
Selling and administrative expenses (Note 8)        35,451         35,874         31,407
                                               -----------    -----------    -----------
        Operating (loss)                            (5,308)        (2,126)        (2,208)
Non-operating income (expense):
Interest expense                                    (2,812)        (3,246)        (2,208)
Miscellaneous                                          171           (303)            92
                                               -----------    -----------    -----------
                                                    (2,641)        (3,549)        (2,116)
        (Loss) before income tax benefit            (7,949)        (5,675)        (4,324)
Provision for income tax benefit (Note 3)             --             (906)        (1,687)
                                               -----------    -----------    -----------
        Net (loss)                             $    (7,949)   $    (4,769)   $    (2,637)
Basic (loss) per share                         $     (1.35)   $      (.80)   $      (.41)
Diluted (loss) per share                       $     (1.35)   $      (.80)   $      (.41)

Weighted average shares outstanding:
        Basic (loss) per share                   5,874,449      5,974,176      6,464,685
        Diluted (loss) per share                 5,874,449      5,974,176      6,464,685

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(In Thousands, except for share and per share data)
                                                                                                                    Total
                                                                       Additional     Retained                  Shareholders'
                                                       Common Stock  Paid-In Capital  Earnings   Treasury Stock     Equity
                                                       ------------  ---------------  --------   --------------     ------

Balance, December 31, 1998                               $     67       $ 27,582      $ 36,041      $   (655)     $ 63,035
        Net (loss)                                             --             --        (2,637)           --        (2,637)
        Dividends ($.13 per share)                             --             --          (829)           --          (829)
        Purchase of 269,978 shares of treasury stock           --             --            --        (2,033)       (2,033)
        Settlement of Danner acquisition contingency           --         (1,148)           --            --        (1,148)
                                                         -----------------------------------------------------------------
Balance, December 31, 1999                                     67         26,434        32,575        (2,688)       56,388
        Net (loss)                                             --             --        (4,769)           --        (4,769)
        Purchase of 500,000 shares of treasury stock           --             --            --        (2,125)       (2,125)
                                                         -----------------------------------------------------------------
Balance, December 31, 2000                                     67         26,434        27,806        (4,813)       49,494
        Net (loss)                                             --             --        (7,949)           --        (7,949)
                                                         -----------------------------------------------------------------
Balance, December 31, 2001                               $     67       $ 26,434      $ 19,857      $ (4,813)     $ 41,545

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(In Thousands)
                                                                    2001          2000          1999
                                                                    ----          ----          ----
Cash Flows from Operating Activities
Net (loss)                                                      $ (7,949)     $ (4,769)     $ (2,637)
Adjustments to reconcile net (loss) to net cash
        provided by (used in) operating activities:
Depreciation                                                       3,210         3,310         3,660
Amortization                                                       1,024           681           679
Loss on disposal/impairment of property and equipment              1,790           307            --
Intangibles impairment charge                                      1,282            --            --
Other                                                                 98           385           154
Deferred income taxes                                               (560)           --          (725)
Changes in assets and liabilities:
        Trade accounts receivable                                  7,955        (6,375)        2,706
        Inventories                                                4,193         1,773          (639)
        Accounts payable                                            (108)          403         2,441
        Accrued expenses and other                                (1,225)        2,518        (1,405)
        Net cash provided by (used in) operating activities        9,710        (1,767)        4,234

Cash Flows from Investing Activities
Settlement of Danner acquisition contingency                          --            --        (1,148)
Purchase of property and equipment                                (2,207)       (3,269)       (2,513)
Proceeds from sale of property and equipment                       1,383         1,035            31
Other                                                                (20)          (96)         (538)
        Net cash (used in) investing activities                     (844)       (2,330)       (4,168)

Cash Flows from Financing Activities
Proceeds from long-term obligations                                   --            --        12,755
Principal payments on long-term obligations                       (4,487)       (1,712)      (12,837)
Net proceeds from (payments on) short-term borrowings             (3,195)        6,752         4,588
Payment of deferred financing costs                                 (924)           --            --
Cash dividends paid                                                   --          (829)         (864)
Purchase of treasury stock                                            --        (2,125)       (2,033)
Other                                                                 --            --           (17)
        Net cash provided by (used in) financing activities       (8,606)        2,086         1,592

        Increase (decrease) in cash and cash
           equivalents                                               260        (2,011)        1,658

Cash and cash equivalents:
Beginning                                                             11         2,022           364
                                                                --------      --------      --------
Ending                                                          $    271      $     11      $  2,022

Supplemental Information Cash payments (refunds) for:
        Interest                                                $  3,005      $  3,141      $  2,032
        Income taxes                                            $   (342)     $   (913)     $    610

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

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include valuation allowances for inventories and deferred tax assets. Actual results could differ from those estimates.

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

The fair value of the interest rate swap agreements is recognized at the end of each quarter by recording the estimated market value of the swap agreement.

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

Concentrations of suppliers
A significant portion of the Company's products are outsourced to foreign suppliers. Approximately 60% of the Company's sales in 2001 were of outsourced products. The Company is not aware of any matters that would affect its ability to outsource its products and does not believe it is dependent on any single supplier.

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

Inventories
Inventories are stated at the lower of cost or market. All inventories, except for vinyl products, leather boots, leather boot components and rainwear, are valued using the last-in, first-out (LIFO) method. Vinyl products, leather boots, leather boot components and rainwear are valued using the first-in, first-out (FIFO) method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. At December 31, 2001 and 2000, inventories have been reduced by reserves for obsolete or slow-moving inventory of approximately $3.8 and $2.2 million, respectively.

Property and equipment
Property and equipment are carried at cost and are being depreciated using straight-line and accelerated methods over their estimated useful lives as follows: land improvements, 15 years; buildings and improvements, 20 to 25 years; and machinery and equipment, 3 to 7 years.

Intangible assets
Goodwill, representing the excess of cost over net assets acquired of Danner Shoe Manufacturing Co. and Rainfair, is being amortized on a straight-line basis over periods of 15 to 30 years.

Impairment of long-lived assets
The Company reviews its long-lived assets and intangibles periodically to determine potential impairment by comparing the carrying value of these assets with expected future net cash flows provided by operating activities of the business. Should the sum of the expected future net cash flows be less than the carrying value, the Company would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles based on appraised market value. During 2001, the Company recognized an impairment loss (See Note 8).

Interest rate swap agreements
The Company uses interest rate swap agreements to manage its exposure to certain interest rate changes. In the first quarter of 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 established accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. As interest rates change, the differential paid or received is recognized in interest expense for the period. In addition, the change in the fair value of the swap is recognized as interest expense during each reporting period. The adoption of SFAS 133 resulted in an increase in interest expense of approximately $.4 million during 2001.

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

Advertising and promotion
The Company advertises and promotes its products through national and regional media, displays, and catalogs and through cooperative advertising programs with retailers. Costs for these advertising and promotional programs are generally charged to expense as incurred. Advertising and promotional expense included in the consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999 is approximately $2.1, $3.3 and $2.8 million, respectively.

Stock-based compensation
The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, since the Company grants options where the exercise price is equal to the market price at the date of the grant, no compensation costs have been recognized.

Earnings per share
Because the Company has potential common stock outstanding, as discussed in Note 6, the Company is required to present basic and diluted earnings per share. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

The numerators and denominators are the same for the basic and diluted earnings per share computations for all years presented. Options to purchase shares of common stock were not included in the computation of diluted earnings per share in 2001, 2000 and 1999 because to do so would be antidilutive.

Recent accounting pronouncements
In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and requires that intangible assets that meet certain criteria be reported separately from goodwill. This statement is effective for all business combinations initiated after June 30, 2001. SFAS 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life and requires, at a minimum, annual impairment test for goodwill and other intangible assets that are determined to have an indefinite life. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 141 did not have a material impact on the Company's operating results or financial condition. Upon the adoption of SFAS 142 during the first quarter of 2002, the Company is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001 and reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. The Company has not yet completed its full assessment of the effect of SFAS 142 on its financial statements and so is uncertain as to the impact.

In September 2001, the FASB issued SFAS No. 143, "Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 will be effective for the Company's fiscal year ending December 2003. The Company has not yet completed its full assessment of the effect of SFAS 143 on its financial statements and so is uncertain as to the impact.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 will be effective for the Company's fiscal year ending December 2002. The Company has not yet completed its full assessment of the effects of SFAS 144 on its financial statements and so is uncertain as to the impact.

Note 2.  Inventories

A summary of inventories is as follows:

                                       (In Thousands)
                                        December 31,
                                       2001        2000
              -----------------------------------------
              Finished goods        $32,169     $33,638
              Work in process           289       1,046
              Raw materials           1,913       3,880
              Total inventories     $34,371     $38,564

If all inventories were valued on the FIFO method, total inventories for 2001 and 2000 would have been $35.0 and $40.7 million, respectively.

During 2001 and 2000, certain inventory quantity reductions resulted in liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The net impact from these reductions and price changes decreased the net loss by $1.8 million ($.31 per share) in 2001 and $1.3 million ($.22 per share) in 2000. There was no significant liquidation of LIFO inventories in 1999.

Note 3.  Income Tax Matters

Net deferred tax assets and liabilities consist of the following components:

                                                            (In Thousands)
                                                             December 31,
                                                       2001                2000
-------------------------------------------------------------------------------
Deferred tax assets:
        Receivable allowances                       $   402             $   387
        Inventory differences                         2,030                 953
        Compensation and benefits                     2,223               2,598
        Insurance reserves and other                  1,040                 777
        Net operating loss carryforwards              2,807                 878
        Valuation allowance                          (3,629)             (1,290)
                                                    ---------------------------
                                                      4,873               4,303
Deferred tax liabilities, principally intangibles     1,178               1,168
                                                     $3,695              $3,135

At December 31, 2001 the Company has a valuation allowance of approximately $3.6 million to reduce its deferred tax assets to estimated realizable value. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance at December 31, 2001. However, the amount of the deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

The components giving rise to the net deferred tax assets described above have been included in the accompanying consolidated balance sheets as follows:

                                                 (In Thousands)
                                                   December 31,
                                                  2001       2000
             ----------------------------------------------------
             Current assets                     $1,917     $2,460
             Noncurrent assets                   1,778        675
                                                $3,695     $3,135

The provision for income taxes (benefit) consists of the following:

                                     (In Thousands)
                                Years Ending December 31,
                              2001         2000         1999
            -------------------------------------------------
            Current:
               Federal     $   360      $  (957)     $  (820)
               State           200           51         (142)
            Deferred          (560)          --         (725)
                           $    --      $  (906)     $(1,687)

The differences between statutory federal tax rates and the effective tax rates are as follows:

                                                 Years Ending December 31,
                                              2001           2000         1999
--------------------------------------------------------------------------------
Statutory federal tax rate                   (35.0)%       (35.0)%       (35.0)%
State taxes, net of federal tax benefit
and other                                      2.7          (3.7)         (4.0)
Valuation allowance                           32.3          22.7            --
Effective tax rate                            (0.0)%       (16.0)        (39.0)%

At December 31, 2001, the Company has a federal net operating loss carryforward of approximately $6.5 million which will expire in the year 2021.

In addition, the Company has state net operating loss carryforwards of approximately $11.1 million which will expire as follows: $2.0 million in the year 2014, $2.7 million in the year 2015 and $6.4 million in the year 2016.


Note 4.  Financing Arrangements

Revolving credit agreement:

On June 15, 2001, the Company entered into a three-year credit agreement with General Electric Capital Corporation (GECC) serving as the lead lender to refinance its previous bank revolving line of credit. Amounts borrowed under the agreement are secured primarily by all of the assets of the Company. Borrowing limits against the line of credit are the lesser of $57.5 million (reduced to $52.5 million in January 2002) or agreed upon percentages of qualified receivables and inventory. At the Company's option, the interest rate is either the prime rate plus .5% or LIBOR plus 2.75%. Interest is payable monthly on prime rate loans and at maturity on LIBOR based loans. The weighted average interest rate for the outstanding balance at December 31, 2001 was 4.78%.

At December 31, 2001 and 2000, there was $17.6 million and $20.8 million, respectively, outstanding under the revolving line of credit. In addition, at December 31, 2001 and 2000, there were letter of credit commitments outstanding of $.6 million and $2.3 million, respectively.

In 1998, the Company entered into interest rate swap agreements to manage its exposure to interest rate fluctuations on its floating rate debt. As of December 31, 2001, the Company had swap agreements in effect totaling $11.0 million, of which $7.0 million will mature in January of 2003 with the remaining $4.0 million maturing in October 2003. The Company is exposed to credit loss in the event of nonperformance by the counterparty to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparty. The variable rate borrowings not offset by swap agreements at December 31, 2001 and 2000 totaled $12.4 million and $19.9 million, respectively.

Long-term obligations:

In conjunction with the refinancing of the line of credit on June 15, 2001, the Company also refinanced its term loan with Firstar Bank, N.A., the lead lender on the previous term loan. The amount of the refinanced term loan was $7.5 million. The term loan expires May 28, 2004 and calls for semi-annual payments of $.75 million which commenced in November of 2001 with a final payment due on May 28, 2004. The term loan is secured by, among other things, certain properties and equipment of the Company and a personal guarantee from the Company's principal shareholder. In the event of a sale of any of the secured properties and equipment, a portion of the net proceeds will be applied to the term loan. At the Company's option, the interest rate on the term loan is either the bank's prime rate or LIBOR plus 2.0%.

                                                              (In Thousands)
                                                                December 31,
                                                              2001        2000
--------------------------------------------------------------------------------
Term loan under credit agreement, due in semi-annual
        payments of $.75 million with a final principal
        payment due on May 28, 2004                         $ 5,791     $10,100
Other                                                           240         306
                                                            -------     -------
                                                              6,031      10,406
Less current maturities                                       1,599      10,217
                                                            $ 4,432     $   189

Maturities of long-term obligations for the next five years are as follows (in millions): 2002, $1.6: 2003, $1.6; and 2004, $2.8.

The credit agreements contain certain restrictive covenants, which among other things, require the Company to maintain certain levels of net availability (depending on the time of the year), to meet certain tangible net worth requirements on a quarterly basis and to limit capital spending to less than $3.5 million per year. At December 31, 2001, the Company had unused borrowing availability of $4.8 million, however, the Company was in violation of the tangible net worth requirement at December 31, 2001. On February 28, 2002, the lenders waived this violation. In consideration for the waiver, the interest rate on the revolving line of credit was increased to prime plus .75% or LIBOR plus 3.0%.


Note 5.  Lease Commitments and Total Rental Expense

The Company leases office space, retail stores, manufacturing facilities, equipment and warehouse space under non-cancelable agreements expiring on various dates through 2009 and are recorded as operating leases. The total rental expense included in the consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999 is approximately $2.1, $1.9, and $1.8 million, respectively. Approximate future minimum lease payments of $8.1 million are due as follows (in millions): 2002, $2.0; 2003, $1.9; 2004, $1.1;
2005, $1.2; 2006, $1.0; and $.9 thereafter.

Note 6.  Stock Options

The Company has granted stock options to officers, directors and key employees under its 1993, 1997 and 2001 stock option plans pursuant to which options for up to 950,000 shares of common stock may be granted. The option price per share shall not be less than 100% of the fair market value at the date of grant and the options expire 10 years after grant or such shorter period as the compensation committee of the Board so determines. Substantially all of the options vest in equal increments over a five-year period.

The following summarizes all stock options granted under the plans:

                               Common          Weighted Average
                               Shares           Exercise Price
                            ----------------------------------
December 31, 1998             301,813             $   11.70
   Granted                    116,750                  8.54
   Canceled                    (2,700)                 9.78
                            -------------------------------
December 31, 1999             415,863                 10.83
   Granted                    104,950                  4.43
   Canceled                  (149,613)                 9.72
                            -------------------------------
December 31, 2000             371,200                  9.46
   Granted                    135,317                  3.13
   Canceled                  (185,914)                 8.11
December 31, 2001             320,603             $    7.57

The weighted average remaining life of outstanding options is 6.5 years as of December 31, 2001. Options exercisable as of December 31 were approximately 149,000 shares in 2001, 191,000 shares in 2000 and 189,000 shares in 1999 at a weighted average exercise price of $10.67, $11.26 and $11.63, respectively.

Compensation expense under the plans is accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as provided by SFAS No. 123, the Company's net
(loss) for the years ended December 31, 2001, 2000 and 1999 would have been $(8.1 million), $(4.9 million) and $(2.8 million), respectively. Pro forma basic/diluted (loss) per share for the years ended December 31, 2001, 2000 and 1999 would have been $(1.38), $(.83) and $(.44), respectively.

The weighted-average fair value at date of grant for options granted during 2001, 2000 and 1999 was $1.25, $2.44 and $3.87 per share, respectively. The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                          2001      2000       1999
      --------------------------------------------------------------
      Expected dividend yield              0%         0%         1%
      Expected stock price volatility     25%        25%        25%
      Risk-free interest rate            6.5%       6.5%       6.5%
      Expected life of options         6 years    7 years    7 years

Note 7.  Compensation and Benefit Agreements

The Company has defined benefit pension plans covering eligible past employees and approximately 20% of its current employees. Eligible participants are entitled to monthly pension benefits beginning at normal retirement age (65). The monthly benefit payable at the normal retirement date under the Company's pension plans is equal to a specified dollar amount or percentage of average monthly compensation, as defined in the plans, multiplied by years of benefit service (maximum of 38 years). The Company's funding policy is to make not less than the minimum contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time.

The Company sponsors an unfunded defined benefit postretirement medical and life insurance plan that covers eligible past employees and approximately 20% of its current employees until they qualify for Medicare. The plan is contributory for retirees with contributions established annually as a specified dollar amount. The Company funds the postretirement benefit obligation as the costs are incurred. In 2001, the Company amended the plan which resulted in a decrease in the projected benefit obligation of approximately $3.1 million.

As a result of workforce reductions in 2001 and 2000, the Company incurred curtailment losses for the postretirement plan of approximately $.3 million and $.2 million during 2001 and 2000, respectively. For the defined benefit pension plan, the Company incurred a curtailment gain of $.2 million in 2001 and a curtailment loss of $.8 million in 2000.

Information relative to the Company's defined pension and other postretirement benefit plans is presented below.

                                                              Pension Benefits        Other Benefits
                                                               (In Thousands)         (In Thousands)
                                                                December 31,            December 31,
                                                              2001        2000        2001       2000
--------------------------------------------------------------------------------------------------------
Changes in benefit obligations:
        Obligations at beginning of year                   $ 16,555    $ 15,779    $  1,016    $  1,118
        Service cost                                            289         542          27          72
        Interest cost                                         1,110       1,082         110          94
        Plan amendments -                                        --      (3,078)         --
        Benefits paid                                          (874)       (737)       (398)       (166)
        Curtailment                                            (733)       (141)        830        (363)
        Actuarial (gains) losses                               (268)         30       2,578         261
        Obligations at end of year                         $ 16,079    $ 16,555    $  1,085    $  1,016
Changes in plan assets:
        Fair value of assets at beginning of year          $ 16,583    $ 16,193    $     --    $     --
        Actual return on assets                                (887)      1,127          --          --
        Company contributions                                    42          --         398         166
        Participant contributions                                --          --          56          32
        Benefits paid                                          (874)       (737)       (454)       (198)
        Fair value of assets at end of year                $ 14,864    $ 16,583    $     --    $     --
Funded status at end of year:
        Plan assets in excess of (less than) obligations   $ (1,215)   $     28    $ (1,085)   $ (1,016)
        Unrecognized (gains) losses                          (1,033)     (3,047)      2,236      (1,204)
        Unrecognized prior service cost                         153         737      (2,968)         95
        Unrecognized transition obligation                       --           8          --         331
        Accrued benefit cost                               $ (2,095)   $ (2,274)   $ (1,817)   $ (1,794)

                                                       Pension Benefits                 Other Benefits
                                                        (In Thousands)                  (In Thousands)
                                                   Years Ending December 31,       Years Ending December 31,
                                                  2001       2000       1999       2001      2000        1999
---------------------------------------------------------------------------------------------------------------
Cost recognized during the year:
        Service cost                            $   289    $   542    $   558    $    27    $    72    $    65
        Interest cost                             1,110      1,082      1,017        110         94         70
        Expected return on plan assets           (1,295)    (1,267)    (1,264)        --         --         --
        Amortization of prior gains                (100)       (99)      (159)       (51)       (85)      (111)
        Amortization of prior service cost           57        137        137         13         53         53
        Amortization of transition obligation         8         45         51         21         70         70
        Curtailment                                (207)       809         --        301        183         --
Net periodic benefit cost                       $  (138)   $ 1,249    $   340    $   421    $   387    $   147

                                       Pension Benefits       Other Benefits
                                          December 31,         December 31,
                                      2001   2000   1999   2001   2000    1999
--------------------------------------------------------------------------------
Assumptions used in computations:
Discount rate                         7.0%   7.0%   7.0%   7.0%   7.0%    7.0%
Rate of compensation increase         4.5%   4.5%   4.5%   N/A    N/A     N/A
Expected return on plan assets        8.0%   8.0%   8.0%   *      *       *

*This plan does not have separate assets, so there is no actual or expected return on plan assets.

For measurement purposes of other benefits, an 8.5% annual rate of increase in the cost of covered healthcare benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.0% at 2008 and remain at that level thereafter. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects for the year ended December 31, 2001 (in thousands):

                                                   Increase        Decrease
Effect on total of service and interest cost
  components                                          $  8          $ (7)
Effect on postretirement benefit obligation             35           (32)

Note 8.   Sourcing Realignment and Impairment Charge

On May 11, 2001, the Company announced a strategic realignment of its sourcing for rubber footwear. In connection with this realignment, the Company closed and sold its manufacturing facility located in La Crosse, Wisconsin. The Company eliminated certain footwear product offerings and related raw materials, reduced administrative support services and incurred other expenses in connection with this strategic realignment. Workforce reduction of 134 production, supervisory and support personnel employees were implemented, primarily in manufacturing. It is expected that the realignment actions will reduce fixed costs and lower the total cost of rubber footwear products. The realignment activities were primarily completed in the second and third quarters of 2001, with final completion expected by the second quarter of 2002.

The following table summarizes the sourcing realignment and impairment charges recorded in the consolidated statement of operations (cost of goods sold $3.7 million; selling and administrative expense $1.9 million) for 2001 (in thousands of dollars).

          Sourcing realignment charges:
                  Severance and related costs         $  490
                  Inventories                          1,019
                  Other exit costs                       943
          --------------------------------------------------
                                                       2,452
          Impairment charges:
                  Property and equipment               1,867
                  Goodwill and other intangibles       1,282
          --------------------------------------------------
                                                       3,149
          Total sourcing realignment and impairment   $5,601

Severance and related costs associated with the sourcing realignment include voluntary and involuntary employee termination expenses. Inventory charges represent the write-down to net realizable value of raw materials that are no longer used in production and certain finished footwear products that were discontinued as part of the realignment plan. Other exit costs represent expenses that were incurred as a result of closing the manufacturing facility.

Impairment charges consist of write-downs of property and equipment to their fair values, the write-down of intangibles associated with the purchase of Red Ball and Lake of the Woods and a write-down of other intangibles. The Company has decided that Red Ball and Lake of the Woods are not core brands and thus will not be investing in these brands in the future.

The following table summarizes the activity and remaining liabilities associated with the sourcing realignment as of December 31, 2001 (in thousands of dollars):

                                             Severance and              Other Exit
                                             Related Costs  Inventories     Costs        Total
                                             -------------  -----------     -----        -----
Amount recognized as charges in the
        consolidated statement of operations     $   490      $ 1,019      $   943      $ 2,452
Disposal of inventories                               --         (640)          --         (640)
Payments and other adjustments                      (490)          --         (943)      (1,433)
Balance at December 31, 2001                     $    --      $   379      $    --      $   379

Note 9.  Enterprise-wide Disclosures

Segment information is not presented since all of the Company's revenue is attributed to a single reportable segment. Information about the Company's groups of products within its one segment is presented below.

                                            (In Thousands)
                                      Years Ending December 31,
                                     2001         2000         1999
         ----------------------------------------------------------
         Footwear                $108,943     $119,064     $108,314
         Protective clothing       16,358       19,097       16,014
                                 $125,301     $138,161     $124,328

The following table presents information about the Company's revenue attributed to countries based on the location of the customer.

                                        (In Thousands)
                                   Years Ending December 31,
                                  2001         2000         1999
        --------------------------------------------------------
        United States         $120,794     $132,139     $119,981
        Foreign Countries        4,507        6,022        4,347
                              $125,301     $138,161     $124,328

Long-lived assets located outside of the United States totaled approximately $.2 million and $.5 million at December 31, 2001 and 2000.

No single customer provided revenue of 10.0% or more of consolidated revenues in any of the years presented.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of LaCrosse Footwear, Inc.

We have audited the accompanying consolidated balance sheets of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaCrosse Footwear, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                     /s/ McGladrey & Pullen, LLP

                                                         McGLADREY & PULLEN, LLP
La Crosse, Wisconsin
February 13, 2002, except for the last paragraph of
Note 4, as to which the date is February 28, 2002

                  QUARTERLY RESULTS OF OPERATIONS (Unaudited)
--------------------------------------------------------------------------------

Quarterly Results of Operations (Unaudited)

The Company reports its quarterly results of operations on the basis of 13-week periods for each of the first three quarters with the year ending December 31.

The following tabulation presents the Company's unaudited quarterly results of operations for 2001 and 2000.

Thousands of dollars except per share data - 2001       First Quarter   Second Quarter  Third Quarter   Fourth Quarter
Net sales                                                   $ 29,148        $ 26,075        $ 39,617       $ 30,461
Gross profit                                                   7,456           3,353          11,492          7,842
Operating income (loss)                                         (838)         (5,196)          2,759         (2,033)
Net income (loss)                                             (1,488)         (5,910)          1,689         (2,240)
Basic and diluted earnings (loss) per share                     (.25)          (1.01)            .29           (.38)


Thousands of dollars except per share data - 2000       First Quarter   Second Quarter  Third Quarter   Fourth Quarter

Net sales                                                   $ 31,029        $ 31,385        $ 37,239        $ 38,508
Gross profit                                                   7,876           8,075           9,295           8,502
Operating income (loss)                                         (117)              9            (318)         (1,700)
Net income (loss)                                               (323)           (461)           (836)         (3,149)
Basic and diluted earnings (loss) per share                     (.05)           (.08)           (.14)           (.54)

Market Information

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol BOOT. The following table shows the high and low transaction prices by calendar quarter for the past three years. On March 12, 2002 there were approximately 330 shareholders of record and approximately 1,500 beneficial owners of the Company's common stock.

                  1st                      2nd                     3rd                  4th              Year-end
1999         $6.25 - 9.50            $6.625 - 9.00           $4.563 - 8.25         $4.25 - 6.719          $4.438
2000        $3.688 - 5.75            $3.813 - 5.00            $2.25 - 5.75         $2.50 - 4.00           $3.125
2001         $2.50 - 3.938            $2.00 - 3.30            $2.04 - 3.27         $2.15 - 4.81           $3.20

Cash Dividends Declared Per Share

The Company did not declare a cash dividend in 2001 because of operating results. The Company will reconsider the payment of cash dividends in the future when the profitability of the Company has improved. The chart below shows annual cash dividends declared per share for the past three years:


                                       2001         2000        1999
---------------------------------------------------------------------
Dividends declared per share         $   --        $   --       $.13

Market Risk Management
The Company's primary market risk results from fluctuation in interest rates. The Company enters into interest rate swap agreements ("Swap Agreements") to reduce its exposure to interest rate fluctuations on its floating rate debt. The Swap Agreements exchange floating rate for fixed rate interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent an amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense. In addition, effective January 1, 2001, the Company records the fair value of the Swap Agreements each month as an adjustment to interest expense. As of December 31, 2001, the Company had Swap Agreements in effect totaling $11.0 million notional amount, of which $7.0 million will mature in January 2003 with another $4.0 million maturing in October 2003. The variable rate borrowings not offset by Swap Agreements at December 31, 2001, totaled $12.4 million. Swap Agreement rates are based on the three-month LIBOR rate. Based on average floating rate borrowings outstanding throughout fiscal year 2001, a 100-basis point change in LIBOR would have caused the Company's monthly interest expense to change by approximately $21,000. The Company believes that these amounts are not material to the earnings of the Company.